UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

THE GOLDMAN SACHS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE GOLDMAN SACHS GROUP, INC.

200 West Street

New York, NY 10282

THE GOLDMAN SACHS 401(k) PLAN

Financial Statements and Supplemental Schedules

*

All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of The Goldman Sachs
401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Goldman Sachs 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2020, schedule of assets (acquired and disposed of within year) for the year ended December 31, 2020 and schedule of reportable transactions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 16, 2021

We have served as the Plan’s auditor since at least 1983. We have not been able to determine the specific year we began serving as auditor of the Plan.

THE GOLDMAN SACHS 401(k) PLAN

Statements of Net Assets Available for Benefits

	As of December
$ in thousands	2020	2019
Assets
Investment assets (at fair value)	$9,274,386	$8,361,336
Receivables:
Employee contributions	8,123	7,332
Employer contributions	126,571	117,076
Notes receivable from participants	26,594	26,259
Interest and dividends	6,559	11,572
Due from brokers and other receivables	153,117	80,680
Total assets	9,595,350	8,604,255
Liabilities
Investment liabilities (at fair value)	41,454	54,636
Due to brokers and other payables	117,991	36,039
Accrued expenses	3,975	8,215
Total liabilities	163,420	98,890
Net assets available for benefits	$9,431,930	$8,505,365

The accompanying notes are an integral part of these financial statements.

THE GOLDMAN SACHS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December
$ in thousands	2020	2019
Additions
Investment income:
Net appreciation in the fair value of investments	$1,024,801	$1,450,246
Interest and dividends	59,595	94,692
Less: Investment management fees and other expenses	(14,929)	(16,758)
Total investment income	1,069,467	1,528,180
Interest income on notes receivable from participants	1,260	1,337
Contributions:
Employee	269,962	282,568
Employer	126,571	117,076
Total contributions	396,533	399,644
Total additions	1,467,260	1,929,161
Deductions
Benefits paid	540,695	434,823
Total deductions	540,695	434,823
Net increase in net assets available for benefits	926,565	1,494,338
Net assets available for benefits, beginning balance	8,505,365	7,011,027
Net assets available for benefits, ending balance	$9,431,930	$8,505,365

The accompanying notes are an integral part of these financial statements.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Note 1.

Plan Description

The following description of The Goldman Sachs 401(k) Plan (the Plan) is provided for general information purposes only. The Plan sponsor is The Goldman Sachs Group, Inc. (the firm). Participants should refer to the Plan document, as most recently amended and restated, for a more complete description of the Plan’s provisions. Items referenced in italics are defined in the Plan document.

The Plan became effective on January 1, 1945 as the “Goldman Sachs Employees’ Profit Sharing Retirement Income Plan” and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2008, the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan was amended to incorporate a 401(k) safe harbor design and was renamed “The Goldman Sachs 401(k) Plan.” The Plan has been subsequently amended for various reasons, including to reflect changes in law.

General

The Plan is a defined contribution plan to which participants may elect to make pre-tax, and “Roth” after-tax, contributions each year from their 401(k) Compensation (as determined under the Plan), and to which they can roll over amounts from certain other qualified retirement arrangements. The Plan’s Plan Year is the 12-month period commencing on January 1 and ending on the following December 31. The Plan offers a dollar-for-dollar Safe Harbor Matching Contribution on participants’ elective deferrals of up to 4% of their Safe Harbor Compensation, up to applicable statutory limitations. If 4% of an eligible participant’s Safe Harbor Compensation is less than $6,000, the firm will allocate to that eligible participant’s account a Supplemental Contribution equal to the difference. The Supplemental Contribution is capped at 4% of Safe Harbor Compensation. However, the cap will not apply to any individual who was a Participant or Former Participant on July 15, 2019. In addition to these contributions, the firm will allocate to each eligible participant an Additional Retirement Contribution of up to $4,000. Collectively, the Safe Harbor Matching Contribution, Supplemental Contribution and Additional Retirement Contribution are herein referred to as the Firm Contributions.

The Plan has two named fiduciaries, the Retirement Committee and the Administrative Committee. The Retirement Committee has the power to appoint one or more investment managers, as well as certain other duties relating to the investment of the funds held by the trustee. The Administrative Committee is responsible for administering the terms and provisions of the Plan. In general, each committee’s members are employees of the firm or its affiliates, although in certain cases non-employees may serve on either committee. Prior to July 2019, Rocaton Investment Advisors (Rocaton) was the Retirement Committee’s investment adviser. In April 2019, Rocaton was acquired by the firm. In conjunction with the acquisition, the Plan selected Callan LLC (Callan) as the independent investment adviser and these services were transitioned in July 2019. Participants direct their contributions and the Firm Contributions into various investment options available from time to time under the Plan through the Goldman Sachs Profit Sharing Master Trust (the Master Trust). The Plan is the sole investor in the Master Trust. Participants’ directed investments can be allocated to mutual funds, collective trusts, separately managed accounts and a bank deposit account. Alight Solutions is the Plan’s record keeper.

The Plan offers participants the option to invest in the Stock Fund, which is a separately managed account and substantially all of its investments are shares of the firm’s common stock. In accordance with a policy adopted by the Retirement Committee, no more than 20% of any contribution made on behalf of each participant can be invested in the Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 20% of his or her total investment balance into the Stock Fund. In addition, participants are restricted from transferring into or out of the Stock Fund during certain periods in accordance with the firm’s compliance procedures designed to avoid violations of applicable securities laws.

The Plan’s investments are owned by the Master Trust, which is subject to a trust agreement (the Trust Agreement) with the trustee. State Street Bank and Trust Company (State Street Bank) was the Plan’s trustee through September 2019. In October 2019, The Bank of New York Mellon Corporation (the Trustee) became the trustee.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Eligibility

Employees become eligible to make pre-tax, and “Roth” after-tax, contributions to the Plan as of the first day of the month after they join the firm or its affiliates as eligible employees. In addition, employees are eligible, as determined under the Plan document, to participate in the Safe Harbor Matching Contributions and Supplemental Contributions generally as of the first day of the month after they complete both one Year of Service, as defined, and attain age 21. In addition, to be eligible for the Supplemental Contribution, the employee generally must be employed on the last day of the firm’s fiscal year that ends with or within the Plan Year.

Generally, to be eligible for the Additional Retirement Contribution, employees must have been (i) active or on authorized leave of absence for no longer than two years as of November 26, 2004, (ii) age 46 or older as of November 26, 2004, and (iii) employed by the firm or its affiliates as of the last day of the current fiscal year.

Vesting

Participants are immediately fully vested in their own 401(k) contributions, the Safe Harbor Matching Contributions and Supplemental Contributions, and the earnings thereon. Participants became fully vested after three Years of Service in the Additional Retirement Contributions, and the net earnings thereon. Additionally, upon the earliest to occur of: (i) attainment of age 65 while employed by the firm or its affiliates, (ii) disability retirement, (iii) death while employed by the firm or on military duty or (iv) Plan termination, each participant or beneficiary will be 100% vested and may receive a lump-sum amount equal to the value of the funds or a portion thereof allocated to the participant’s account or may receive periodic distributions from the Plan.

Benefits

Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings (or losses) thereon (including net realized and unrealized investment appreciation and depreciation) allocated to such participant’s account.

Notes Receivable from Participants

A participant in the Plan is permitted to borrow between $1,000 and $50,000, reduced by (i) the highest outstanding balance of loans to such participant from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans to such participant from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Firm Contributions) or (b) the balance in the participant’s 401(k) and rollover contribution accounts. A participant may not borrow any amounts attributable to the Firm Contributions. Interest on loans is fixed at the U.S. prime rate plus one percent for the life of the respective loan. Loans generally must be repaid within five years, or in some cases, ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market, currency and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 2.

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to 2020 and 2019 refer to the Plan’s years ended, or the dates, as the context requires, December 31, 2020 and December 31, 2019, respectively.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Note 3.

Significant Accounting Policies

Use of Estimates

Preparation of these financial statements requires management to make certain estimates and assumptions, the most important of which relate to the fair value measurement of the Plan’s investments. These estimates and assumptions are based on the best available information, but actual results could be materially different.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest.

Expenses

Investment management fees charged by managers of mutual funds are borne by the Plan, and are included in net appreciation in the fair value of investments. Investment management fees charged by managers of collective trusts are borne by the Plan, and are included in net appreciation in the fair value of investments or investment management fees and other expenses based on the underlying trust agreements.

Investment management fees charged by managers of separately managed accounts are borne by the Plan, and are included in investment management fees and other expenses. The investment manager of the Global Equity Long-Short Hedge Fund Option charges an investment management fee that consists of a fixed asset-based management fee plus an annual incentive fee of 20% of the net investment income earned above the fund’s high-water mark. Incentive fees paid during 2020 were not material. Incentive fees paid during 2019 were $1.5 million.

Other expenses borne by the Plan, unless paid by the firm, consist of custodial, administrative and investment advisory fees. Investment advisory fees were paid to Rocaton (for services provided prior to its acquisition by the firm in 2019) and Callan, which advised the Retirement Committee on the selection and oversight of Plan investments. These Plan expenses, unless paid by the firm, are included in investment management fees and other expenses.

Investments

The investments of the Plan are reported at fair value.

The Bank Deposit Option is a deposit obligation of Goldman Sachs Bank USA (GS Bank USA), a Federal Deposit Insurance Corporation (FDIC) insured New York State-chartered bank and a member of the Federal Reserve System. The Bank Deposit Option offers an FDIC-insured deposit with a floating rate coupon indexed to the Federal Funds Rate.

Mutual funds and collective trust funds represent investments with various investment managers. Mutual funds are valued based on the quoted net asset value per share held. Collective trust funds are valued based on the net asset value per unit as reported by the investment managers.

Investments within separately managed accounts are described below:

Cash and cash equivalents include cash and certain short-term interest-bearing investments.

The Plan purchases securities under agreements to resell (resale agreements). Resale agreements are transactions in which the Plan purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

Even though resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be resold at the maturity of the agreement. The financial instruments purchased in resale agreements typically include U.S. government and federal agency obligations, investment-grade sovereign obligations, corporate debt instruments and equity securities.

To mitigate credit exposure, the investment managers monitor the market value of the resale agreements on a daily basis, and deliver or obtain additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the Plan typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statements of net assets available for benefits.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Fixed income securities, common stock, preferred stock, real estate investment trusts, commodities, and interests in exchange-traded options and futures contracts traded in active markets are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the investment managers’ (or independent third parties on behalf of the investment managers) best estimate of fair value.

Mutual funds, as described above, may also be investments held within separately managed accounts.

Forward foreign currency contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Plan records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers) utilizing their proprietary models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

See Note 10 for further information about derivatives.

Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the periods presented. Purchases and sales of these investments are translated at the rate of exchange on the respective dates of such transactions.

Interest income and expense are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

Due from Brokers and Other Receivables and Due to Brokers and Other Payables

Due from brokers and other receivables includes cash balances held with brokers, receivables from unsettled sales transactions, and collateral posted in connection with certain derivative transactions. Amounts due from brokers may be restricted to the extent that they serve as deposits for investment liabilities. Due to brokers and other payables includes payables from unsettled purchase transactions and collateral received in connection with certain derivative transactions. Certain of the Plan’s securities held by the clearing brokers or prime brokers are pledged to the brokers on terms that permit them to repledge the securities to others, subject to certain limitations. Securities held at custodians under custody agreements cannot be repledged to others by the custodian.

Recent Accounting Developments

Employee Benefit Plan Master Trust Reporting (ASC 962). In February 2017, the FASB issued ASU No. 2017-06, “Defined Contribution Pension Plans (Topic 962) — Employee Benefit Plan Master Trust Reporting.” This ASU amends certain presentation and disclosure requirements for a plan’s interests in master trusts. The Plan adopted this ASU in January 2019 under a retrospective approach. Adoption of this ASU did not have an impact on the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 4.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments are marked at closing prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument’s level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Plan had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The investment managers and custodian, on behalf of the Plan, use independent pricing sources to value Plan assets traded on exchanges and independent quoted prices or developed models for all assets not traded on exchanges. Investment managers review their valuation approaches on an ongoing basis and revise as necessary based on changing market conditions to ensure their valuations represent fair value. Subsequently, the Plan uses other methodologies to determine fair value (e.g., relevant broker quotations), which vary based on the type of instrument.

Level 1 Investments

Level 1 investments include bank deposit, mutual funds, collective trusts, and within separately managed accounts, cash and cash equivalents, certain fixed income securities, most common and preferred stocks, mutual funds and most real estate investment trusts. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The Plan determines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Plan determines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Level 2 Investments

Level 2 investments include resale agreements, most fixed income securities, certain common and preferred stocks, certain real estate investment trusts, commodities and derivatives within separately managed accounts.

The valuation of level 2 investments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Investments

Level 3 investments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the Plan uses other methodologies to determine fair value, which vary based on the type of instrument and include relevant broker quotations. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

As of both December 2020 and December 2019, the Plan had no level 3 investment assets.

See Notes 3 and 5 for further information about investment assets and investment liabilities.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Note 5.

Investment Assets and Investment Liabilities

Fair Value of Investment Assets and Investment Liabilities by Level

The table below presents investment assets and investment liabilities of the Plan by level within the fair value hierarchy.

$ in thousands	Level 1	Level 2	Level 3	Total
As of December 2020
Assets
Bank deposit	$291,966	$–	$ –	$291,966
Mutual funds	1,320,039	–	–	1,320,039
Collective trusts	4,830,485	–	–	4,830,485
Separately managed accounts:
Cash and cash equivalents	3,380	–	–	3,380
Fixed income securities	138,089	181,375	–	319,464
Common and preferred stocks	2,146,540	3,451	–	2,149,991
Mutual funds	68,481	–	–	68,481
Real estate investment trusts	243,099	772	–	243,871
Commodities	–	19,555	–	19,555
Derivatives	–	27,154	–	27,154
Total investment assets	$9,042,079	$232,307	$ –	$9,274,386
Liabilities
Separately managed accounts:
Common and preferred stocks	$(30,064)	$–	$ –	$(30,064)
Mutual funds	(1,596)	–	–	(1,596)
Real estate investment trusts	(2,783)	–	–	(2,783)
Derivatives	–	(7,011)	–	(7,011)
Total investment liabilities	$(34,443)	$(7,011)	$ –	$(41,454)
As of December 2019
Assets
Bank deposit	$285,593	$–	$ –	$285,593
Mutual funds	1,342,558	–	–	1,342,558
Collective trusts	4,129,609	–	–	4,129,609
Separately managed accounts:
Cash and cash equivalents	4,951	–	–	4,951
Resale agreements	–	36,800	–	36,800
Fixed income securities	117,678	185,713	–	303,391
Common and preferred stocks	1,907,620	4,983	–	1,912,603
Mutual funds	53,433	–	–	53,433
Real estate investment trusts	284,395	706	–	285,101
Derivatives	–	7,297	–	7,297
Total investment assets	$8,125,837	$235,499	$ –	$8,361,336
Liabilities
Separately managed accounts:
Common and preferred stocks	$(45,411)	$–	$ –	$(45,411)
Fixed income securities	(158)	–	–	(158)
Mutual funds	(1,743)	–	–	(1,743)
Real estate investment trusts	(410)	–	–	(410)
Derivatives	–	(6,914)	–	(6,914)
Total investment liabilities	$(47,722)	$(6,914)	$ –	$(54,636)

In the table above:

•	Investment assets are shown as positive amounts and investment liabilities are shown as negative amounts.

•	Mutual funds within separately managed accounts consist of money market funds, exchange-traded funds and investments in funds that primarily consist of fixed income securities.

Note 6.

Related-Party and Party-In-Interest Transactions

The Plan offers as an investment option the Stock Fund, which has substantially all of its investments in the firm’s common stock. As of December 2020, the Plan’s interest in the Stock Fund represented 520,627 shares of the firm’s common stock with a fair market value of $137.3 million. As of December 2019, the Plan’s interest in the Stock Fund represented 545,779 shares of the firm’s common stock with a fair market value of $125.5 million. Purchases of $8.4 million and sales of $14.0 million of the firm’s common stock were made through the Stock Fund during 2020. Purchases of $4.4 million and sales of $8.3 million of the firm’s common stock were made through the Stock Fund during 2019. The Stock Fund is managed by State Street Global Advisors, an affiliate of State Street Bank.

GSAM Stable Value, LLC (GSAM Stable Value), an affiliate of the firm, manages a laddered fixed income separately managed account investment option in the Plan. No fees were paid during 2020 and 2019, or were payable by the Plan to GSAM Stable Value or other affiliates to manage this separately managed account as of both December 2020 and December 2019.

GS Bank USA, an affiliate of the firm, has a deposit obligation to the Plan under the Plan’s Bank Deposit Option. No fees were paid during 2020 and 2019, or were payable by the Plan to GS Bank USA as of both December 2020 and December 2019, for bank deposit obligations.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

State Street Global Advisors manages several investment options within the Plan. These investments include the SSgA S&P 500® Index Non-Lending Series Fund, SSgA S&P MidCap® Index Non-Lending Series Fund, SSgA Russell 2000® Index Non-Lending Series Fund, SSgA Emerging Markets Index Non-Lending Series Fund, and the SSgA U.S. Bond Index Non-Lending Series Fund, each of which are collective trust funds, and the SSgA Hedged International Developed Equity Index Fund, which is a mutual fund. Through September 2019, fees associated with the management of these collective trust funds qualified as party-in-interest transactions. Fees associated with the management of these collective trust funds after September 2019 do not qualify as a party-in-interest transactions.

Note 7.

Plan Termination

The firm intends to continue the Plan indefinitely, but reserves the right to discontinue or amend the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm Contributions and the related investment income as required by ERISA.

Note 8.

Income Tax Status

The Internal Revenue Service has determined, and informed the firm by a letter dated April 14, 2017, that the terms of the Plan conform to the requirements of section 401(a) of the Internal Revenue Code of 1986, as amended.

Note 9.

Reconciliation of Financial Statements to the Form 5500

The tables below present the reconciliations from the Plan’s financial statements to the Form 5500.

	As of December

$ in thousands	2020	2019
Net assets available for benefits, per Statements of Net Assets Available for Benefits	$9,431,930	$8,505,365
Amounts allocated to withdrawing participants	(57,442)	(48,016)
Net assets, per the Form 5500	$9,374,488	$8,457,349

	As of December

$ in thousands	2020	2019
Benefits paid, per Statements of Changes in Net Assets Available for Benefits	$540,695	$434,823
Amounts allocated to withdrawing participants, ending balance	57,442	48,016
Amounts allocated to withdrawing participants, beginning balance	(48,016)	(22,069)
Benefits paid to participants and certain deemed distributions of participant loans, per the Form 5500	$550,121	$460,770

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to both December 2020 and December 2019, but had not yet been paid as of that date.

Note 10.

Financial Instruments with Off-Balance Sheet Risk

In accordance with the investment strategy of the separately managed accounts, the Plan’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance sheet market and credit risk, including investment liabilities. These investment liabilities involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of investment liabilities may exceed the amount recognized in the financial statements.

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

The Plan enters into various types of derivatives, including:

•	Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

•

Swaps. Contracts that require counterparties to exchange cash flows, such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

•

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

Derivatives are recorded on a gross basis in the statements of net assets available for benefits and are accounted for at fair value.

Risk Management

Market risk includes risk that arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates, in prices of commodities, and in prices of debt and equity securities. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.

The Plan is subject to credit risk of counterparty nonperformance on derivative assets, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

The tables below present information about derivative contracts by major product type.

	As of December 2020		As of December 2019

$ in thousands	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Interest rates	$ 4,236	$ 1,521	$ 2,938	$ 1,027
Credit	6	228	35	299
Currencies	788	1,189	1,585	2,374
Commodities	19,863	315	337	362
Equities	2,261	3,758	2,402	2,852
Total gross fair value	$ 27,154	$ 7,011	$ 7,297	$ 6,914
Not offset in the statements of net assets available for benefits
Counterparty netting	$ (4,265)	$ (4,265)	$ (4,645)	$ (4,645)
Cash collateral netting	(10,666)	(417)	(2,652)	(1,045)
Total	$ 12,223	$ 2,329	$ –	$ 1,224

	Notional Amounts as of December

$ in thousands	2020	2019
Interest rates	$ 2,175,324	$ 2,644,734
Credit	48,200	48,762
Currencies	5,277	9,887
Commodities	104,434	49,530
Equities	16,335	86,519
Total	$ 2,349,570	$ 2,839,432

In the tables above:

•	Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the Plan’s exposure.

•	Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the Plan’s derivative activity and do not represent anticipated losses.

The table below presents the net appreciation/(depreciation) in the fair value of derivatives (including gains and losses on derivatives bought and sold, as well as held during the year) by major product type.

	Year Ended December

$ in thousands	2020	2019
Interest rates	$ 3,059	$ (2,705)
Credit	(179)	(590)
Currencies	6	389
Commodities	(14,623)	(1,179)
Equities	(5,827)	5,439
Total	$ (17,564)	$ 1,354

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Credit Derivatives

The Plan’s investment managers enter into various credit derivative transactions.

The Plan enters into credit default swaps. Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer of the reference obligations suffers a credit event. The buyer of protection pays an initial or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer. If a credit event occurs, the seller of protection is required to make a payment to the buyer, calculated according to the terms of the contract.

All of the Plan’s written and purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. These amounts were not material for both December 2020 and December 2019.

Note 11.

Subsequent Events

On January 1, 2021, The Ayco Company Employee Savings Plan was merged into the Plan for Ayco Company, L.P. The value of assets transferred was approximately $520 million.

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Bank Deposit
*GOLDMAN SACHS BANK USA BANK DEPOSIT ACCOUNT	291,966,086	$291,966,086
Total Bank Deposit		$291,966,086
Mutual Funds
DODGE & COX INTERNATIONAL STOCK FUND	1,179,255	$51,533,442
GUGGENHEIM HIGH YIELD FUND	11,666,353	126,463,263
SSGA HEDGED INTERNATIONAL DEVELOPED EQUITY INDEX FUND	826,119	86,618,618
VANGUARD FEDERAL MONEY MARKET	714,906,810	714,906,810
VANGUARD HIGH YIELD CORPORATE	7,671,511	45,875,634
VANGUARD INFLATION-PROTECTED SECURITIES FUND	10,686,878	123,326,569
WESTERN ASSET CORE PLUS BOND FUND	13,639,679	171,314,365
Total Mutual Funds		$1,320,038,701
Collective Trusts
BLACKROCK 20+ TREASURY BOND INDEX FUND	1,924,194	$114,046,807
BLACKROCK EQUITY GROWTH INDEX FUND	6,619,212	330,279,472
BLACKROCK EQUITY VALUE INDEX FUND	5,670,589	225,179,643
BLACKROCK INTERNATIONAL EQUITY INDEX FUND	2,044,763	59,504,848
BLACKROCK LIFEPATH® INDEX 2025 NON-LENDABLE FUND	4,029,480	123,851,299
BLACKROCK LIFEPATH® INDEX 2030 NON-LENDABLE FUND	5,184,913	172,571,018
BLACKROCK LIFEPATH® INDEX 2035 NON-LENDABLE FUND	5,203,778	186,689,693
BLACKROCK LIFEPATH® INDEX 2040 NON-LENDABLE FUND	6,308,750	241,441,555
BLACKROCK LIFEPATH® INDEX 2045 NON-LENDABLE FUND	7,762,142	314,115,257
BLACKROCK LIFEPATH® INDEX 2050 NON-LENDABLE FUND	6,150,403	259,277,626
BLACKROCK LIFEPATH® INDEX 2055 NON-LENDABLE FUND	8,596,620	262,202,915
BLACKROCK LIFEPATH® INDEX 2060 NON-LENDABLE FUND	1,051,408	18,252,751
BLACKROCK LIFEPATH® RETIREMENT INDEX NON-LENDABLE FUND	4,373,730	106,694,516
SSGA EMERGING MARKETS INDEX NON-LENDING SERIES FUND	4,673,068	187,235,829
SSGA RUSSELL 2000® INDEX NON-LENDING SERIES FUND	6,428,342	254,131,635
SSGA S&P 500® INDEX NON-LENDING SERIES FUND	45,310,132	1,540,771,044
SSGA S&P MIDCAP® INDEX NON-LENDING SERIES FUND	5,603,302	257,701,457
SSGA U.S. BOND INDEX NON-LENDING SERIES FUND	4,600,589	56,568,840
T.ROWE PRICE EMERGING MARKETS EQUITY FUND	174,510	119,968,896
Total Collective Trusts		$4,830,485,101
Separately Managed Accounts
Cash and Cash Equivalents
ARS (ARGENTINE PESO)	9,825,072	$116,867
AUD (AUSTRALIAN DOLLAR)	47,657	36,774
BRL (BRAZILIAN REAL)	961	185
CAD (CANADIAN DOLLAR)	112,453	88,268
CNH (CHINESE R YUAN HK)	9,314,225	1,433,697
DKK (DANISH KRONE)	1,202	198
EUR (EURO)	74,386	91,015
GBP (GREAT BRITISH POUND)	55,167	75,410
ILS (ISRAELI SHEKEL)	905	282
JPY (JAPANESE YEN)	1,048,026	10,151
KRW (SOUTH KOREAN WON)	20	–
MXN (MEXICAN PESO)	254	13

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
NGN (NIGERIAN NAIRA)	278,468,410	705,430
NOK (NORWEGIAN KRONE)	1,687	197
NZD (NEW ZEALAND DOLLAR)	761	548
PLN (POLISH ZLOTY)	4,002	1,074
RUB (RUSSIAN RUBLE)	1,608,620	21,749
SEK (SWEDISH KRONA)	10,901	1,327
SGD (SINGAPORE DOLLAR)	396	300
USD (US DOLLAR)	795,798	795,798
ZAR (SOUTH AFRICAN RAND)	15,990	1,089
Total Cash and Cash Equivalents		$3,380,372
Fixed Income Securities
ABBVIE INC 5.000% 12/15/21 DD 06/15/20	100,000	$103,236
ABBVIE INC 2.600% 11/21/24 DD 05/21/20	1,100,000	1,178,975
ABBVIE INC 2.300% 11/21/22 DD 05/21/20	700,000	725,480
ABBVIE INC 2.300% 05/14/21 DD 05/12/16	400,000	402,213
ABN AMRO BANK NV 144A 2.650% 01/19/21 DD 01/19/18	600,000	600,565
ABU DHABI GOVERNMENT INTE 144A 3.125% 04/16/30 DD 04/16/20	200,000	225,840
ABU DHABI GOVERNMENT INTE 144A 2.500% 10/11/22 DD 10/11/17	300,000	310,590
ADOBE INC 1.700% 02/01/23 DD 02/03/20	50,000	51,462
AEP TEXAS INC 2.400% 10/01/22 DD 09/22/17	400,000	412,602
AETNA INC 2.800% 06/15/23 DD 06/09/16	325,000	341,950
AFRICAN DEVELOPMENT BANK 2.310% 07/14/21	3,300,000	3,332,471
AFRICAN DEVELOPMENT BANK 5.250% 03/23/22	200,000	163,697
AIB GROUP PLC 144A 4.750% 10/12/23 DD 10/12/18	200,000	219,990
AIG GLOBAL FUNDING 144A 0.450% 12/08/23 DD 12/08/20	350,000	349,958
AIG GLOBAL FUNDING 144A VAR RT 06/25/21 DD 06/27/18	125,000	125,245
AIG GLOBAL FUNDING 144A 3.350% 06/25/21 DD 06/27/18	175,000	177,561
AIR LEASE CORP 3.500% 01/15/22 DD 09/17/18	475,000	488,827
AIR LEASE CORP 2.750% 01/15/23 DD 11/20/17	500,000	516,837
ALBACORE EURO CLO I 1A A 144A VAR RT 07/18/31	250,000	307,766
ALLY FINANCIAL INC 8.000% 11/01/31 DD 12/31/08	100,000	146,787
ALLY MASTER OWNER TRUST 1 A2 2.700% 01/17/23 DD 02/14/18	2,000,000	2,001,788
ALTERNATIVE LOAN TRU OA17 1A1A VAR RT 12/20/46 DD 09/29/06	96,262	81,136
ALTRIA GROUP INC 3.490% 02/14/22 DD 02/14/19	575,000	594,756
AMERICAN EXPRESS CO 3.700% 11/05/21 DD 11/06/18	375,000	384,580
AMERICAN EXPRESS CO 3.375% 05/17/21 DD 05/17/18	425,000	428,687
AMERICAN EXPRESS CREDIT AC 2 A 2.670% 11/15/24 DD 04/29/19	650,000	670,336
AMORTIZING RESIDENTIAL CO 1 A5 VAR RT 10/25/34 DD 09/25/04	254,180	251,173
ARCHER-DANIELS-MIDLAND CO 2.750% 03/27/25 DD 03/27/20	250,000	271,904
ASTRAZENECA PLC VAR RT 08/17/23 DD 08/17/18	200,000	201,672
AT&T INC VAR RT 12/15/23 DD 06/05/19	325,000	359,580
AT&T INC 3.950% 01/15/25 DD 01/15/16	274,000	308,129
AT&T INC 4.450% 04/01/24 DD 10/01/15	300,000	335,034
AT&T INC VAR RT 12/31/49	100,000	122,906
ATHENE GLOBAL FUNDING 144A 1.200% 10/13/23 DD 10/15/20	300,000	302,312
AUCHAN HOLDING SA REGS 3.250% 07/23/27	200,000	281,949
AUCHAN HOLDING SA REGS 2.875% 01/29/26	100,000	135,437
AUSTRALIA GOVERNMENT BOND REGS 3.000% 03/21/47 DD 09/21/16	500,000	474,626
AUSTRALIA GOVERNMENT BOND REGS 1.750% 06/21/51	500,000	367,137
AUTONOMOUS COMMUNITY OF CATALO 4.900% 09/15/21	400,000	506,056
AVANGRID INC 3.200% 04/15/25 DD 04/09/20	275,000	301,053
AVIATION CAPITAL GROUP LL 144A 2.875% 01/20/22 DD 01/20/17	400,000	405,028

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
AVOLON HOLDINGS FUNDING L 144A 2.875% 02/15/25 DD 01/14/20	350,000	356,883
AVOLON HOLDINGS FUNDING L 144A 3.625% 05/01/22 DD 04/16/19	525,000	536,365
AVOLON HOLDINGS FUNDING L 144A 5.500% 01/15/23 DD 03/12/18	200,000	212,670
AVON FINANCE NO 2 PL 2A A 144A VAR RT 09/20/48	194,550	266,166
BANC OF AMERICA MORTGAGE F 3A1 VAR RT 07/25/35 DD 06/01/05	10,947	9,462
BANC OF AMERICA MORTGAGE H 2A5 VAR RT 09/25/35 DD 08/01/05	53,958	51,374
BANCA CARIGE SPA REGS VAR RT 10/25/21	300,000	368,795
BANCA CARIGE SPA REGS VAR RT 05/25/22	300,000	368,756
BANCA MONTE DEI PASCHI DI REGS 0.875% 10/08/27	200,000	258,015
BANCA MONTE DEI PASCHI DI REGS 2.625% 04/28/25	100,000	125,438
BANCO DE CREDITO DEL PERU 144A 4.650% 09/17/24 DD 09/17/19	300,000	88,880
BANCO SANTANDER SA 2.706% 06/27/24 DD 06/27/19	400,000	427,111
BANK OF AMERICA CORP VAR RT 12/31/49 DD 03/15/18	100,000	113,000
BANK OF AMERICA CORP VAR RT 09/25/25 DD 09/25/20	425,000	429,624
BANK OF AMERICA CORP VAR RT 05/17/22 DD 05/17/18	250,000	252,962
BANK OF AMERICA CORP VAR RT 12/20/23 DD 12/20/17	2,125,000	2,236,584
BANK OF AMERICA CORP VAR RT 01/23/22 DD 01/23/18	250,000	250,303
BANK OF AMERICA NA VAR RT 01/25/23 DD 01/25/19	425,000	438,805
*BANK OF NEW YORK MELLON CORP/T 0.350% 12/07/23 DD 12/07/20	375,000	375,563
BANK OF THE WEST AUT 1 A3 144A 2.430% 04/15/24 DD 06/26/19	300,000	305,702
BANQUE FEDERATIVE DU CRED 144A 2.125% 11/21/22 DD 11/21/19	625,000	645,400
BARCLAYS BANK PLC 1.700% 05/12/22 DD 05/12/20	300,000	305,306
BARCLAYS PLC VAR RT 02/15/23 DD 11/15/18	200,000	208,787
BAYER US FINANCE II LLC 144A VAR RT 06/25/21 DD 06/25/18	600,000	601,218
BAYER US FINANCE II LLC 144A 3.500% 06/25/21 DD 06/25/18	1,025,000	1,037,461
BEAR STEARNS ALT-A TRUS 6 31A1 VAR RT 11/25/36 DD 09/01/06	156,445	119,232
BEAR STEARNS ARM TRUST 2 4 3A1 VAR RT 08/25/35 DD 06/01/05	12,585	12,306
BEAR STEARNS STRUCTURED R6 1A1 VAR RT 01/26/36 DD 08/01/07	38,264	31,387
BERKSHIRE HATHAWAY ENERGY 144A 4.050% 04/15/25 DD 03/24/20	250,000	283,067
BERKSHIRE HATHAWAY ENERGY CO 2.375% 01/15/21 DD 01/05/18	325,000	325,190
BLCKRCK LIQ FND T-FND-INST	9,039,036	9,039,036
BMW FINANCE NV 144A 2.250% 08/12/22 DD 08/14/19	300,000	309,369
BNP PARIBAS SA 144A VAR RT 09/30/28 DD 09/30/20	200,000	203,334
BNP PARIBAS SA 144A VAR RT 06/09/26 DD 06/09/20	200,000	209,326
BONOS DEL TESORO NACIONAL EN P VAR RT 04/03/22	2,350,000	26,276
BP CAPITAL MARKETS AMERICA INC 2.520% 09/19/22 DD 09/19/18	600,000	620,597
BP CAPITAL MARKETS PLC 3.561% 11/01/21 DD 11/01/11	1,075,000	1,103,632
BPCE SA 2.650% 02/03/21 DD 02/03/16	250,000	250,459
BPCE SA 144A 4.000% 09/12/23 DD 09/12/18	400,000	435,131
BRISTOL-MYERS SQUIBB CO 2.600% 05/16/22 DD 05/16/20	400,000	412,733
BRISTOL-MYERS SQUIBB CO 2.550% 05/14/21 DD 05/14/20	350,000	349,447
BRITISH TRANSCO INTERNATI REGS 0.000% 11/04/21	300,000	297,999
BROADCOM CORP / BROADCOM CAYMA 3.625% 01/15/24 DD 01/15/18	350,000	378,302
BROADCOM CORP / BROADCOM CAYMA 3.000% 01/15/22 DD 01/15/18	624,000	638,355
BROADCOM INC 3.625% 10/15/24 DD 04/15/20	675,000	741,603
BROADCOM INC 3.125% 10/15/22 DD 04/15/20	875,000	915,752
BROADCOM INC 3.459% 09/15/26 DD 05/21/20	302,000	335,086
CAMPBELL SOUP CO 3.650% 03/15/23 DD 03/16/18	29,000	30,965
CAMPBELL SOUP CO 3.300% 03/15/21 DD 03/16/18	100,000	100,584
CANADIAN IMPERIAL BANK OF COMM 0.950% 06/23/23 DD 06/23/20	425,000	430,620
CANADIAN NATURAL RESOURCES LTD 2.050% 07/15/25 DD 06/24/20	300,000	314,695
CAPITAL ONE FINANCIAL CORP 2.600% 05/11/23 DD 05/11/20	300,000	314,339
CAPITAL ONE FINANCIAL CORP 3.450% 04/30/21 DD 04/30/18	500,000	503,714

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CAPITAL ONE MULTI-ASSET A2 A2 1.720% 08/15/24 DD 09/05/19	804,000	823,514
CAPITAL ONE NA 2.650% 08/08/22 DD 08/08/17	625,000	647,199
CARGILL INC 144A 1.375% 07/23/23 DD 04/23/20	175,000	179,369
CARRIER GLOBAL CORP 1.923% 02/15/23 DD 08/15/20	450,000	463,577
CELANESE US HOLDINGS LLC 3.500% 05/08/24 DD 05/08/19	75,000	81,219
CENTERPOINT ENERGY INC 2.500% 09/01/22 DD 08/10/17	675,000	697,706
CENTRAL JAPAN RAILWAY CO REGS 3.400% 09/06/23	400,000	427,451
CENTRAL JAPAN RAILWAY CO REGS 2.800% 02/23/22	200,000	205,236
CENTRAL NIPPON EXPRESSWAY REGS 2.091% 09/14/21	300,000	303,274
CENTRAL NIPPON EXPRESSWAY REGS 2.362% 05/28/21	400,000	403,248
CENTRAL NIPPON EXPRESSWAY REGS VAR RT 11/02/21	400,000	400,728
CHARTER COMMUNICATIONS OPERATI 4.464% 07/23/22 DD 07/23/16	575,000	606,190
CHARTER COMMUNICATIONS OPERATI 6.384% 10/23/35 DD 10/23/16	300,000	411,014
CHARTER COMMUNICATIONS OPERATI 4.908% 07/23/25 DD 07/23/16	875,000	1,016,267
CHASE MORTGAGE FINANCE A1 1A1 VAR RT 02/25/37 DD 02/01/07	45,090	45,260
CHL MORTGAGE PASS-THROUG 7 1A1 VAR RT 03/25/35 DD 01/27/05	33,096	31,971
CHUBB INA HOLDINGS INC 2.875% 11/03/22 DD 11/03/15	250,000	260,604
CIGNA CORP 3.400% 09/17/21 DD 03/17/19	1,275,000	1,302,409
CITIBANK CREDIT CARD ISS A7 A7 VAR RT 08/08/24 DD 08/08/17	850,000	853,727
CITIGROUP INC VAR RT 10/30/24 DD 10/30/20	375,000	377,433
CITIGROUP INC VAR RT 05/15/24 DD 05/14/20	225,000	231,775
CITIGROUP INC 2.700% 10/27/22 DD 10/27/17	1,975,000	2,054,041
CITIGROUP INC 3.875% 10/25/23 DD 10/25/13	700,000	769,776
CITIZENS BANK NA/PROVIDENCE RI 2.250% 04/28/25 DD 04/30/20	425,000	450,955
CITIZENS BANK NA/PROVIDENCE RI 3.250% 02/14/22 DD 02/14/19	425,000	437,555
CITRIX SYSTEMS INC 4.500% 12/01/27 DD 11/15/17	200,000	235,185
CNH INDUSTRIAL CAPITAL LLC 4.875% 04/01/21 DD 03/17/16	100,000	100,979
COCA-COLA CO/THE 2.950% 03/25/25 DD 03/25/20	250,000	275,564
COLT 2020-1R MORTGA 1R A1 144A VAR RT 09/25/65 DD 09/01/20	253,136	253,509
COMCAST CABLE COMMUNICATIONS H 9.455% 11/15/22 DD 11/18/02	245,000	286,725
CONSTELLATION BRANDS INC 3.200% 02/15/23 DD 02/07/18	225,000	237,762
CONSTELLATION BRANDS INC 2.700% 05/09/22 DD 05/09/17	875,000	899,944
COOPERATIEVE RABOBANK UA REGS VAR RT 12/31/49	400,000	502,047
COOPERATIEVE RABOBANK UA/NY VAR RT 04/26/21 DD 04/26/18	275,000	275,332
CREDIT SUISSE AG REGS 6.500% 08/08/23	200,000	224,957
CREDIT SUISSE AG/NEW YORK NY 2.800% 04/08/22 DD 04/09/20	350,000	361,323
CREDIT SUISSE GROUP AG 3.800% 06/09/23 DD 06/10/16	1,300,000	1,400,088
CROWN POINT CLO 5 LT 5A A 144A VAR RT 07/17/28 DD 07/17/18	177,902	177,679
CSFB MORTGAGE-BACKED T AR6 9A2 VAR RT 10/25/34 DD 06/29/04	2,810	2,769
CVC CORDATUS LOAN 4A ARR 144A VAR RT 04/22/30	250,000	306,420
CVS HEALTH CORP 3.700% 03/09/23 DD 03/09/18	118,000	126,239
CVS HEALTH CORP 2.125% 06/01/21 DD 05/25/16	175,000	176,037
DAIMLER FINANCE NORTH AME 144A 2.850% 01/06/22 DD 01/06/17	300,000	307,162
DANSKE BANK A/S 144A 1.226% 06/22/24 DD 06/22/20	425,000	429,970
DBS BANK LTD 144A 3.300% 11/27/21 DD 11/27/18	100,000	102,660
DELL INTERNATIONAL LLC / 144A 6.020% 06/15/26 DD 06/01/16	200,000	243,989
DELL INTERNATIONAL LLC / 144A 5.450% 06/15/23 DD 06/01/16	775,000	857,166
DEUTSCHE BANK AG REGS 2.625% 12/16/24	200,000	288,002
DEUTSCHE BANK AG REGS 2.625% 02/12/26	200,000	268,109
DEUTSCHE BANK AG/NEW YORK NY VAR RT 11/26/25 DD 11/26/19	300,000	327,852
DEUTSCHE BANK AG/NEW YORK NY 4.250% 10/14/21 DD 04/14/18	500,000	512,713
DH EUROPE FINANCE II SARL 2.050% 11/15/22 DD 11/07/19	350,000	361,028
DOMINION ENERGY INC STEP 08/15/24 DD 05/15/19	125,000	134,941

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
DOMINION ENERGY INC 144A 2.450% 01/15/23 DD 08/09/19	400,000	416,172
DRYDEN 46 EURO CL 46A A1R 144A VAR RT 01/15/30	250,000	305,989
DTE ENERGY CO 0.550% 11/01/22 DD 10/07/20	425,000	426,438
DTE ENERGY CO 1.050% 06/01/25 DD 08/06/20	225,000	227,526
DTE ENERGY CO 2.600% 06/15/22 DD 06/13/19	175,000	180,478
DUKE ENERGY CAROLINAS LLC 3.350% 05/15/22 DD 11/08/18	350,000	364,523
ECMC GROUP STUDENT L 2A A 144A VAR RT 09/25/68 DD 10/10/18	602,054	598,980
ENBRIDGE INC VAR RT 02/18/22 DD 02/20/20	200,000	200,102
ENBRIDGE INC 2.900% 07/15/22 DD 07/07/17	290,000	300,714
ENEL FINANCE INTERNATIONA 144A 4.625% 09/14/25 DD 09/14/18	200,000	232,919
ENERGY TRANSFER OPERATING LP 4.250% 03/15/23 DD 03/15/19	200,000	212,531
ENTERGY LOUISIANA LLC 0.620% 11/17/23 DD 11/24/20	275,000	275,914
EQUITABLE FINANCIAL LIFE 144A 1.400% 07/07/25 DD 07/07/20	250,000	256,772
ERAC USA FINANCE LLC 144A 2.600% 12/01/21 DD 05/26/16	200,000	203,458
EUROPEAN BANK FOR RECONSTRUCTI 2.750% 04/26/21 DD 04/26/18	2,590,000	2,610,170
EUROPEAN INVESTMENT BANK REGS 0.500% 07/21/23	200,000	154,625
EUROPEAN INVESTMENT BANK REGS 0.500% 08/10/23	200,000	154,660
EUROPEAN UNION REGS 0.000% 07/04/35	200,000	251,252
EUROSAIL-UK 2007-3 3X A3A REGS VAR RT 06/13/45	125,984	171,072
EVANS GROVE CLO LTD 1A A1 144A VAR RT 05/28/28 DD 05/29/18	84,537	84,171
FAIR OAKS LOAN FUNDI 2A A 144A VAR RT 07/15/31	250,000	307,968
FAIRFAX FINANCIAL HOLDING 2.750% 29-MAR-2028 144A	100,000	135,953
FEDERAL NATL MTG ASSN 2.125% 04/24/26 DD 04/26/16	100,000	108,950
FHLMC MULTICLASS MTG 3179 FP VAR RT 07/15/36 DD 07/15/06	6,454	6,490
FHLMC MULTICLASS MTG 4579 FD VAR RT 01/15/38 DD 05/01/16	59,282	59,240
FHLMC MULTICLASS MTG 4579 SD VAR RT 01/15/38 DD 05/01/16	59,282	3,574
FHLMC MULTICLASS MTG 4594 PA 3.000% 11/15/44 DD 06/01/16	325,012	337,582
FHLMC MULTICLASS MTG 4604 HA 2.500% 05/15/45 DD 08/01/16	234,907	247,250
FHLMC MULTICLASS MTG 4709 EA 3.000% 01/15/46 DD 08/01/17	427,021	445,133
FHLMC MULTICLASS MTG 4718 DA 3.000% 02/15/47 DD 09/01/17	288,174	303,957
FHLMC MULTICLASS MTG 4839 A 4.000% 04/15/51 DD 10/01/18	5,388,263	5,915,810
FHLMC MULTICLASS MTG 4874 AT 3.000% 09/15/48 DD 03/01/19	411,076	426,995
FHLMC MULTICLASS STRIP 278 F1 VAR RT 09/15/42 DD 09/15/12	103,539	104,565
FHLMC POOL #G0-8788 3.500% 11/01/47 DD 10/01/17	454,569	482,114
FHLMC POOL #SD-8097 2.000% 07/01/50 DD 07/01/20	480,313	498,989
FIFTH THIRD BANCORP 1.625% 05/05/23 DD 05/05/20	125,000	128,928
FIFTH THIRD BANK NA 1.800% 01/30/23 DD 01/31/20	450,000	462,795
FIFTH THIRD BANK NA VAR RT 07/26/21 DD 07/26/18	350,000	350,658
FINSBURY SQUARE 2020 1A A 144A VAR RT 03/16/70	374,980	511,334
FINSBURY SQUARE 2020 2A A 144A VAR RT 06/16/70	473,868	651,801
FINSBURY SQUARE 2020 2X A REGS VAR RT 06/16/70	189,547	260,720
FIRSTENERGY CORP 2.050% 03/01/25 DD 02/20/20	175,000	174,300
FISERV INC 2.750% 07/01/24 DD 06/24/19	375,000	402,672
FISERV INC 3.800% 10/01/23 DD 09/25/18	150,000	163,379
FISERV INC 4.750% 06/15/21 DD 06/14/11	475,000	484,754
FLORIDA POWER & LIGHT CO 2.850% 04/01/25 DD 03/27/20	175,000	190,444
FNMA POOL #0555678 5.000% 08/01/33 DD 07/01/03	575,738	663,800
FNMA POOL #0735676 5.000% 07/01/35 DD 06/01/05	186,758	216,944
FNMA POOL #0AB0130 5.000% 05/01/38 DD 05/01/09	53,126	61,765
FNMA POOL #0AB2503 4.500% 03/01/31 DD 02/01/11	5,092	5,625
FNMA POOL #0AL1674 VAR RT 05/01/42 DD 05/01/12	54,078	56,333
FNMA POOL #0AL5548 VAR RT 05/01/38 DD 07/01/14	58,667	61,624
FNMA POOL #0BF0334 3.500% 01/01/59 DD 08/01/19	326,641	360,871

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
FNMA POOL #0BJ8703 3.500% 05/01/49 DD 08/01/19	71,555	78,527
FNMA POOL #0BM2007 4.000% 09/01/48 DD 08/01/18	391,832	417,490
FNMA POOL #0BN5342 4.000% 03/01/49 DD 03/01/19	516,110	551,248
FNMA POOL #0CA4346 3.000% 10/01/49 DD 09/01/19	184,082	199,839
FNMA POOL #0FM1796 3.500% 10/01/34 DD 10/01/19	64,820	69,444
FNMA POOL #0FM3243 3.500% 06/01/50 DD 05/01/20	150,388	160,818
FNMA POOL #0MA0634 4.500% 01/01/31 DD 12/01/10	4,556	4,984
FNMA GTD REMIC P/T 06-30 KF VAR RT 05/25/36 DD 04/25/06	20,687	20,821
FNMA GTD REMIC P/T 15-92 PA 2.500% 12/25/41 DD 11/01/15	94,821	99,021
FNMA GTD REMIC P/T 18-27 WF VAR RT 05/25/58 DD 04/01/18	1,041,029	1,037,157
FORD CREDIT AUTO OWNE 2 A 144A 2.030% 12/15/27 DD 06/28/16	400,000	403,227
FORD CREDIT FLOORPLAN MAS 3 A1 3.520% 10/15/23 DD 11/09/18	400,000	410,176
FORD FOUNDATION/THE 2.415% 06/01/50 DD 06/25/20	100,000	101,899
FOX CORP 3.666% 01/25/22 DD 01/25/20	750,000	776,202
FRENCH REPUBLIC GOVERNMEN 144A 2.000% 05/25/48	1,100,000	1,961,113
FRENCH REPUBLIC GOVERNMEN 144A 0.750% 05/25/52	250,000	340,759
FRENCH REPUBLIC GOVERNMEN 144A 1.500% 05/25/50	300,000	488,929
FRENCH REPUBLIC GOVERNMEN REGS 3.250% 05/25/45	400,000	845,516
FWD SECURITIZATIO INV1 A1 144A VAR RT 01/25/50 DD 01/01/20	159,093	162,902
GATX CORP VAR RT 11/05/21 DD 11/06/17	200,000	200,456
GENERAL DYNAMICS CORP 3.000% 05/11/21 DD 05/11/18	525,000	530,057
GENERAL MOTORS FINANCIAL CO IN 4.200% 11/06/21 DD 11/06/18	250,000	257,679
GENERAL MOTORS FINANCIAL CO IN VAR RT 04/09/21 DD 04/10/18	100,000	100,061
GENERAL MOTORS FINANCIAL CO IN 3.200% 07/06/21 DD 07/05/16	175,000	176,882
GLENCORE FUNDING LLC 144A 3.000% 10/27/22 DD 10/27/17	175,000	181,534
GMF FLOORPLAN OWNER R 2 A 144A 0.690% 10/15/25 DD 10/27/20	400,000	402,210
GNMA GTD REMIC P/T 16-H20 FG VAR RT 08/20/66 DD 09/20/16	46,895	47,150
GNMA GTD REMIC P/T 16-H24 F VAR RT 11/20/66 DD 11/20/16	324,125	329,295
GNMA GTD REMIC P/T 17-121 PE 3.000% 07/20/46 DD 08/01/17	31,914	32,626
GNMA GTD REMIC P/T 18-H15 FG VAR RT 08/20/68 DD 09/20/18	76,412	75,716
GNMA II POOL #0MA1376 4.000% 10/20/43 DD 10/01/13	465,963	514,944
GNMA II POOL #0MA5332 5.000% 07/20/48 DD 07/01/18	1,576,964	1,730,732
GNMA II POOL #0MA5530 5.000% 10/20/48 DD 10/01/18	899,579	983,741
GNMA II POOL #0MA5596 4.500% 11/20/48 DD 11/01/18	68,590	74,222
GNMA II POOL #0MA5711 4.500% 01/20/49 DD 01/01/19	39,936	43,217
GNMA II POOL #0MA5764 4.500% 02/20/49 DD 02/01/19	154,056	166,703
GNMA II POOL #0MA5818 4.500% 03/20/49 DD 03/01/19	209,323	226,498
GNMA II POOL #0MA5819 5.000% 03/20/49 DD 03/01/19	79,933	87,406
GNMA II POOL #0MA5877 4.500% 04/20/49 DD 04/01/19	302,976	327,613
GNMA II POOL #0MA5987 4.500% 06/20/49 DD 06/01/19	99,067	107,118
GNMA II POOL #0MA5988 5.000% 06/20/49 DD 06/01/19	2,737,925	2,993,140
GOLDENTREE LOAN MANA 6A A 144A VAR RT 01/20/33 DD 12/19/19	300,000	300,106
GOVERNMENT OF CANADA 1.500% 01-DEC-2044 REAL RTN BD	118,928	133,463
GREAT-WEST LIFECO US FINA 144A 0.904% 08/12/25 DD 08/12/20	150,000	150,660
HARLEY-DAVIDSON FINANCIAL 144A VAR RT 03/02/21 DD 11/28/18	100,000	100,019
HARVEST CLO X DA 10A ARNE 144A VAR RT 11/15/28	119,245	145,764
HCA INC 4.750% 05/01/23 DD 10/23/12	100,000	109,057
HEWLETT PACKARD ENTERPRISE CO 4.450% 10/02/23 DD 04/09/20	500,000	550,042
HEWLETT PACKARD ENTERPRISE CO 2.250% 04/01/23 DD 09/13/19	475,000	492,307
HSBC BANK CANADA 144A 3.300% 11/28/21 DD 11/28/18	200,000	205,247
HSBC HOLDINGS PLC VAR RT 12/31/49 DD 03/23/18	400,000	449,000
HSBC HOLDINGS PLC VAR RT 04/18/26 DD 08/18/20	825,000	843,778
HSBC HOLDINGS PLC VAR RT 06/04/31 DD 06/04/20	200,000	214,568

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
HSBC HOLDINGS PLC VAR RT 07/22/28	100,000	152,621
HSBC HOLDINGS PLC REGS VAR RT 12/31/49	200,000	272,790
HUNTINGTON NATIONAL BANK/THE 1.800% 02/03/23 DD 02/04/20	425,000	436,671
HUNTINGTON NATIONAL BANK/THE 3.125% 04/01/22 DD 02/26/19	525,000	541,977
IHO VERWALTUNGS GMBH REGS 3.625% 05/15/25	200,000	249,260
IHS MARKIT LTD 144A 5.000% 11/01/22 DD 07/28/16	750,000	801,945
IMPERIAL BRANDS FINANCE P 144A 3.750% 07/21/22 DD 07/21/15	200,000	208,517
INDYMAC INDX MORTGAGE AR15 A2 VAR RT 09/25/35 DD 07/01/05	65,077	62,310
ING BANK NV 144A 2.625% 12/05/22 DD 12/05/12	300,000	313,239
ING GROEP NV 4.100% 10/02/23 DD 10/02/18	650,000	714,104
INTERCONTINENTAL EXCHANGE INC 0.700% 06/15/23 DD 08/20/20	200,000	201,470
INTERNATIONAL BANK FOR RECONST 0.500% 10/28/25 DD 10/28/20	2,590,000	2,594,846
INTESA SANPAOLO SPA REGS VAR RT 12/31/49	200,000	245,016
INTUIT INC 0.950% 07/15/25 DD 06/29/20	175,000	177,197
INTUIT INC 0.650% 07/15/23 DD 06/29/20	150,000	151,255
ISRAEL GOVERNMENT BOND - FIXED 1.000% 04/30/21	3,500,000	1,101,190
ITALY BUONI POLIENNALI DE 144A 1.700% 09/01/51	250,000	325,299
ITALY BUONI POLIENNALI DE 144A 1.850% 07/01/25	900,000	1,198,303
ITALY BUONI POLIENNALI DE 144A 3.100% 03/01/40	400,000	653,571
ITALY BUONI POLIENNALI DE REGS 0.500% 02/01/26	300,000	376,462
ITALY BUONI POLIENNALI DE REGS 0.350% 02/01/25	300,000	375,100
ITALY BUONI POLIENNALI DE REGS 0.350% 11/01/21	700,000	862,957
JAPAN FINANCE ORGANIZATIO 144A 3.375% 09/27/23 DD 09/27/18	400,000	430,800
JAPAN GOVERNMENT TEN YEAR BOND 0.100% 06/20/28	30,000,000	294,377
JAPAN GOVERNMENT TEN YEAR BOND 0.100% 03/20/29	110,000,000	1,078,649
JAPAN GOVERNMENT TEN YEAR BOND 0.100% 06/20/29	110,000,000	1,077,967
JAPAN GOVERNMENT TEN YEAR BOND 0.100% 03/20/30	30,000,000	293,346
JAPAN GOVERNMENT THIRTY YEAR B 0.500% 09/20/46	82,000,000	786,150
JAPAN GOVERNMENT THIRTY YEAR B 0.500% 03/20/49	195,000,000	1,834,241
JAPAN GOVERNMENT THIRTY YEAR B 0.700% 12/20/48	102,000,000	1,011,563
JAPAN GOVERNMENT TWENTY YEAR B 1.300% 06/20/35	20,000,000	223,463
JAPAN GOVERNMENT TWENTY YEAR B 1.700% 09/20/33	380,000,000	4,396,951
JAPAN TOBACCO INC REGS 2.000% 04/13/21	200,000	200,584
JAPAN TREASURY DISCOUNT BILL 0.000% 01/06/21	779,500,000	7,553,853
JAPAN TREASURY DISCOUNT BILL 0.000% 01/18/21	120,000,000	1,162,558
JAPAN TREASURY DISCOUNT BILL 0.000% 02/01/21	216,000,000	2,092,557
JAPAN TREASURY DISCOUNT BILL 0.000% 03/15/21	270,000,000	2,615,736
JAPANESE GOVERNMENT CPI LINKED 0.100% 03/10/28	80,476,800	781,111
JEFFERIES GROUP LLC 5.125% 01/20/23 DD 01/18/13	425,000	464,285
JOHN DEERE CAPITAL CORP 1.200% 04/06/23 DD 03/09/20	125,000	127,496
JP MORGAN CHASE CO FL12 A 144A VAR RT 12/15/31 DD 09/30/19	300,000	293,207
JP MORGAN MORTGAGE TRUS A3 7A1 VAR RT 04/25/35 DD 04/01/06	13,247	13,338
JPMORGAN CHASE & CO VAR RT 09/16/24 DD 09/16/20	625,000	628,310
JPMORGAN CHASE & CO VAR RT 06/01/24 DD 05/27/20	425,000	436,345
JPMORGAN CHASE & CO VAR RT 04/01/23 DD 03/22/19	1,250,000	1,295,391
JPMORGAN CHASE & CO 2.550% 03/01/21 DD 03/01/16	550,000	550,876
JYSKE REALKREDIT A/S 1.500% 10/01/37	1	–
JYSKE REALKREDIT A/S 2.500% 10/01/47	1	–
JYSKE REALKREDIT A/S 1.000% 10/01/50	3,183,869	529,228
JYSKE REALKREDIT A/S 1.500% 10/01/50	1	–
JYSKE REALKREDIT A/S REGS 2.000% 10/01/47	1	–
JYSKE REALKREDIT A/S REGS 1.000% 10/01/50	3,007,285	501,443
KEYBANK NA/CLEVELAND OH 2.400% 06/09/22 DD 06/09/17	450,000	463,071

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
KOMATSU FINANCE AMERICA I REGS 2.437% 09/11/22	200,000	206,625
KOMMUNALBANKEN AS 144A 2.000% 06/19/24 DD 06/19/19	300,000	316,881
KSA SUKUK LTD 144A 4.303% 01/19/29 DD 09/19/18	800,000	942,087
KSA SUKUK LTD 144A 2.894% 04/20/22 DD 04/20/17	200,000	205,999
KUWAIT INTERNATIONAL GOVE REGS 3.500% 03/20/27	600,000	682,500
LG&E AND KU ENERGY LLC 4.375% 10/01/21 DD 04/01/12	100,000	101,847
LITHUANIA GOVERNMENT BOND 1.100% 04/26/27	100,000	131,399
LITHUANIA GOVERNMENT INTE REGS 6.625% 02/01/22	300,000	319,930
LLOYDS BANKING GROUP PLC 4.582% 12/10/25 DD 06/10/16	400,000	457,493
LLOYDS BANKING GROUP PLC REGS 2.250% 10/16/24	200,000	286,681
LLOYDS BANKING GROUP PLC REGS VAR RT 04/01/26	200,000	278,091
LONG BEACH MORTGAGE LOAN 1 M4 VAR RT 02/25/35 DD 01/06/05	200,000	199,552
LUDGATE FUNDING PL W1X A1 REGS VAR RT 01/01/61	207,509	276,312
LUDGATE FUNDING PLC 1 A2B REGS VAR RT 01/01/61	211,762	249,782
MACKAY SHIELDS EURO 2A A 144A VAR RT 08/15/33	250,000	308,149
MADISON PARK FUND 16A A1R 144A VAR RT 04/20/26 DD 12/22/16	265,913	266,085
MADISON PARK FUNDI 12A AR 144A VAR RT 07/20/26 DD 01/20/17	41,943	41,950
MAN GLG EURO CLO I 2A A1R 144A VAR RT 01/15/30	250,000	305,899
MARSH & MCLENNAN COS INC 3.500% 06/03/24 DD 05/30/14	450,000	490,786
MASCO CORP 5.950% 03/15/22 DD 03/12/12	200,000	212,952
MASSACHUSETTS EDUCATIONAL 1 A1 VAR RT 04/25/38 DD 07/02/08	233,139	234,356
MERRILL LYNCH MORTGAGE I A10 A VAR RT 02/25/36 DD 12/22/05	10,878	10,719
MERRILL LYNCH MORTGAGE I A2 A2 VAR RT 02/25/35 DD 02/01/05	17,058	17,723
MERRILL LYNCH MORTGAGE IN E A1 VAR RT 11/25/29 DD 09/23/04	83,202	81,297
METROPOLITAN LIFE GLOBAL 144A 0.900% 06/08/23 DD 06/08/20	275,000	278,486
METROPOLITAN LIFE GLOBAL 144A 1.950% 01/13/23 DD 01/13/20	450,000	464,282
METROPOLITAN LIFE GLOBAL 144A 3.375% 01/11/22 DD 01/11/19	350,000	360,412
MFA 2020-NQM2 TRU NQM2 A1 144A VAR RT 04/25/65 DD 10/01/20	471,633	471,755
MICROCHIP TECHNOLOGY INC 3.922% 06/01/21 DD 05/29/18	200,000	202,840
MIDOCEAN CREDIT CLO 6A AR 144A VAR RT 01/20/29 DD 05/29/19	300,000	299,874
MIDWEST CONNECTOR CAPITAL 144A 3.625% 04/01/22 DD 03/11/19	200,000	203,504
MITSUBISHI UFJ FINANCIAL GROUP 2.048% 07/17/30 DD 07/17/20	300,000	313,458
MITSUBISHI UFJ FINANCIAL GROUP 2.193% 02/25/25 DD 02/25/20	200,000	211,279
MITSUBISHI UFJ FINANCIAL GROUP 2.623% 07/18/22 DD 07/18/19	350,000	361,808
MITSUBISHI UFJ FINANCIAL GROUP 3.218% 03/07/22 DD 03/07/19	1,025,000	1,059,829
MITSUBISHI UFJ FINANCIAL GROUP 3.455% 03/02/23 DD 03/02/18	200,000	213,098
MONDELEZ INTERNATIONAL HO 144A 2.125% 09/19/22 DD 09/19/19	250,000	257,162
MONDELEZ INTERNATIONAL INC 1.500% 05/04/25 DD 05/04/20	225,000	232,706
MORGAN STANLEY 3.125% 01/23/23 DD 01/23/18	2,550,000	2,691,193
MORGAN STANLEY VAR RT 11/10/23 DD 11/13/20	425,000	425,984
MORGAN STANLEY VAR RT 10/21/25 DD 10/21/20	250,000	252,055
MORGAN STANLEY VAR RT 03-FEB-2023 MTN	600,000	471,688
MORGAN STANLEY BANK OF A C8 XA VAR RT 12/15/48 DD 02/01/13	1,294,145	19,251
MORGAN STANLEY CAPITAL I L2 A4 4.071% 03/15/52 DD 03/01/19	200,000	236,734
MORGAN STANLEY MORTGA 11AR 1A1 VAR RT 01/25/35 DD 12/29/04	94,271	92,310
MORGAN STANLEY MORTGA 6XS 2A6S VAR RT 02/25/47 DD 03/01/07	111,053	67,033
MPLX LP 1.750% 03/01/26 DD 08/18/20	575,000	595,071
MPLX LP 3.500% 12/01/22 DD 12/01/19	425,000	446,360
MUFG UNION BANK NA 2.100% 12/09/22 DD 12/09/19	325,000	335,306
MUFG UNION BANK NA 3.150% 04/01/22 DD 03/07/19	450,000	464,654
NASSAU 2020-I LTD 1A A1 144A VAR RT 07/20/29 DD 08/11/20	250,000	251,001
NATIONWIDE BUILDING SOCIE 144A VAR RT 04/26/23 DD 04/26/19	425,000	441,455
NATIONWIDE BUILDING SOCIE 144A VAR RT 03/08/24 DD 03/08/18	200,000	212,775

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
NATIONWIDE BUILDING SOCIE 144A 4.000% 09/14/26 DD 09/14/16	250,000	278,315
NATIONWIDE BUILDING SOCIE 144A 2.000% 01/27/23 DD 01/27/20	675,000	696,512
NATWEST GROUP PLC VAR RT 03/22/25 DD 03/22/19	200,000	221,258
NATWEST GROUP PLC VAR RT 05/15/23 DD 05/15/17	400,000	409,884
NATWEST GROUP PLC VAR RT 12/31/49 DD 08/15/16	200,000	207,582
NATWEST GROUP PLC VAR RT 05/22/24 DD 05/22/20	225,000	234,122
NATWEST GROUP PLC VAR RT 06/25/24 DD 06/25/18	300,000	305,491
NATWEST GROUP PLC VAR RT 05/18/29 DD 05/18/18	200,000	240,350
NATWEST MARKETS PLC 144A 2.375% 05/21/23 DD 05/21/20	350,000	364,095
NATWEST MARKETS PLC 144A 3.625% 09/29/22 DD 03/29/19	650,000	685,270
NAVIENT STUDENT LOA 4A A2 144A VAR RT 09/27/66 DD 07/27/17	290,212	289,689
NEW SOUTH WALES TREASURY CORP 2.000% 03/20/31	300,000	247,734
NEW YORK LIFE GLOBAL FUND 144A 1.100% 05/05/23 DD 05/07/20	150,000	152,615
NEW ZEALAND GOVERNMENT BOND 1.750% 05/15/41	100,000	70,903
NEWGATE FUNDING PL 3X A3A REGS VAR RT 12/01/50	231,699	303,264
NEXTERA ENERGY CAPITAL HOLDING 4.500% 06/01/21 DD 06/10/11	300,000	301,952
NORDEA KREDIT REALKREDITA REGS 2.000% 10/01/50	1	–
NORDEA KREDIT REALKREDITAKTIES 2.000% 10/01/47	2	–
NORDEA KREDIT REALKREDITAKTIES 2.500% 10/01/37	1	–
NORDEA KREDIT REALKREDITAKTIES 1.000% 10/01/50	4,893,282	813,201
NORDEA KREDIT REALKREDITAKTIES 1.500% 10/01/50	380,706	64,198
NORDEA KREDIT REALKREDITAKTIES 2.500% 10/01/47 DD 07/01/14	2	–
NORTHERN TERRITORY TREASU REGS 2.000% 04/21/31	200,000	161,151
NRG ENERGY INC 144A 3.750% 06/15/24 DD 05/28/19	400,000	437,631
NTT FINANCE CORP REGS 1.900% 07/21/21	800,000	805,648
NUTRITION & BIOSCIENCES I 144A 3.468% 12/01/50 DD 09/16/20	100,000	108,628
NUTRITION & BIOSCIENCES I 144A 0.697% 09/15/22 DD 09/16/20	275,000	275,825
NXP BV / NXP FUNDING LLC 144A 3.875% 09/01/22 DD 08/11/16	350,000	368,881
NYKREDIT REALKREDIT AS 1.500% 10/01/37	2	–
NYKREDIT REALKREDIT AS 2.500% 10/01/36	2	–
NYKREDIT REALKREDIT AS REGS 2.500% 10/01/47	2	–
NYKREDIT REALKREDIT AS REGS 1.000% 10/01/50	11,547,355	1,915,442
NYKREDIT REALKREDIT AS REGS 1.500% 10/01/50	4,080,811	688,509
OESTERREICHISCHE KONTROLLBANK 2.875% 09/07/21 DD 09/07/18	1,060,000	1,079,017
OPTION ONE MORTGAGE LOAN 2 M1 VAR RT 05/25/35 DD 05/05/05	85,863	85,712
PACCAR FINANCIAL CORP 2.650% 04/06/23 DD 04/07/20	175,000	184,368
PACIFIC GAS AND ELECTRIC CO 4.250% 03/15/46 DD 11/05/15	100,000	107,354
PACIFIC LIFE GLOBAL FUNDI 144A 0.500% 09/23/23 DD 09/23/20	325,000	325,864
PALMER SQUARE LOAN 3A A1 144A VAR RT 007/20/28 DD 06/23/20	228,234	228,860
PARAGON MORTGAGES 12A A2C 144A VAR RT 11/15/38 DD 07/20/06	105,268	101,390
PARK AEROSPACE HOLDINGS L 144A 3.625% 03/15/21 DD 09/25/17	100,000	100,270
PARK AEROSPACE HOLDINGS L 144A 5.250% 08/15/22 DD 02/03/17	200,000	209,902
PAYPAL HOLDINGS INC 2.200% 09/26/22 DD 09/26/19	625,000	645,777
PENNSYLVANIA HIGHER EDUCA 1 A3 VAR RT 10/25/35 DD 08/10/06	572,839	559,627
PERUVIAN GOVERNMENT INTER 144A 5.940% 02/12/29	300,000	103,534
PERUVIAN GOVERNMENT INTER 144A 6.950% 08/12/31	600,000	215,673
PERUVIAN GOVERNMENT INTER 144A 6.350% 08/12/28 DD 10/07/16	700,000	245,835
PERUVIAN GOVERNMENT INTER REGS 5.940% 02/12/29	300,000	103,534
PERUVIAN GOVERNMENT INTER REGS 5.940% 02/12/29 DD 12/06/18	1,400,000	483,086
PETROBRAS GLOBAL FINANCE BV 5.093% 01/15/30 DD 07/15/20	452,000	505,110
PHILLIPS 66 0.900% 02/15/24 DD 11/18/20	275,000	275,666
PLAINS ALL AMERICAN PIPELINE L 3.650% 06/01/22 DD 03/22/12	475,000	489,096
PORT AUTH OF NEW YORK & NEW JE 1.086% 07/01/23 DD 07/08/20	305,000	309,545

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
PROTECTIVE LIFE GLOBAL FU 144A 0.631% 10/13/23 DD 10/13/20	200,000	201,173
PROTECTIVE LIFE GLOBAL FU 144A 1.082% 06/09/23 DD 06/09/20	275,000	279,761
PROV OF BRITISH COLUMBIA 2.700% 18-DEC-2022	100,000	82,018
PROV OF QUEBEC 3.000% 01-SEP-2023 MTN	100,000	83,954
QATAR GOVERNMENT INTERNAT 144A 4.400% 04/16/50 DD 04/16/20	200,000	260,550
QATAR GOVERNMENT INTERNAT REGS 3.875% 04/23/23	800,000	859,840
QATAR GOVERNMENT INTERNAT REGS 4.500% 04/23/28 DD 04/23/18	300,000	363,375
QUEENSLAND TREASURY CORP 144A 1.750% 08/21/31	150,000	121,078
QUEENSLAND TREASURY CORP 144A 4.250% 07/21/23	100,000	85,182
REALKREDIT DANMARK A/S REGS 2.500% 04/01/47	1	–
REALKREDIT DANMARK A/S REGS 3.000% 07/01/46	1	–
REALKREDIT DANMARK A/S REGS 2.500% 04/01/36	1	–
REALKREDIT DANMARK A/S REGS 2.000% 10/01/37 DD 07/01/14	1	–
RECKITT BENCKISER TREASUR 144A VAR RT 06/24/22 DD 06/26/17	200,000	200,923
RELIANCE STANDARD LIFE GL 144A 2.150% 01/21/23 DD 01/21/20	125,000	128,145
RELIANCE STANDARD LIFE GL 144A 2.625% 07/22/22 DD 07/22/19	550,000	565,327
REPUBLIC OF ITALY GOVERNM REGS 6.000% 08/04/28	100,000	180,711
RESIDENTIAL MORTGAGE 30 A REGS VAR RT 03/20/50	230,517	314,983
RESIDENTIAL MORTGAGE 31 A REGS VAR RT 09/20/65	149,568	204,923
RESIDENTIAL MORTGAGE 32A A 144A VAR RT 06/20/70	189,108	260,718
RIPON MORTGAGES PLC 1X A1 REGS VAR RT 08/20/56	130,238	177,913
RIPON MORTGAGES PLC 1X A2 REGS VAR RT 08/20/56	390,714	533,348
RIVERSIDE CA ELEC REVENUE 7.455% 10/01/30 DD 12/16/10	200,000	279,632
RMAC SECURITIES NS3X A2A REGS VAR RT 06/12/44	146,489	191,115
ROPER TECHNOLOGIES INC 2.800% 12/15/21 DD 12/19/16	200,000	204,247
ROYAL BANK OF CANADA 1.950% 01/17/23 DD 01/17/20	425,000	438,898
SANDS CHINA LTD 4.600% 08/08/23 DD 08/09/18	200,000	212,398
SANTANDER UK GROUP HOLDIN 144A 4.750% 09/15/25 DD 09/15/15	400,000	451,033
SANTANDER UK GROUP HOLDIN REGS VAR RT 05/08/26	100,000	147,064
SANTANDER UK GROUP HOLDINGS PL VAR RT 11/15/24 DD 11/15/18	200,000	222,471
SANTANDER UK GROUP HOLDINGS PL 3.125% 01/08/21 DD 01/08/16	126,000	126,027
SANTANDER UK PLC 2.100% 01/13/23 DD 01/13/20	300,000	309,985
SANTANDER UK PLC 2.500% 01/05/21 DD 01/05/18	300,000	300,000
SANTANDER UK PLC 144A VAR RT 02/12/27	300,000	414,038
SAUDI ARABIAN OIL CO 144A 2.750% 04/16/22 DD 04/16/19	200,000	205,472
SBA GTD PARTN CTFS 2008-20G 1 5.870% 07/01/28 DD 07/16/08	33,832	37,164
SBA GTD PARTN CTFS 2008-20I 1 5.600% 09/01/28 DD 09/17/08	57,609	63,166
SKY LTD 144A 3.125% 11/26/22 DD 11/26/12	300,000	315,419
SLM STUDENT LOAN TRUST 20 8 A4 VAR RT 01/25/28 DD 09/20/05	66,680	66,694
SLM STUDENT LOAN TRUST 200 9 A VAR RT 04/25/23 DD 08/28/08	43,264	43,244
SLOVENIA GOVERNMENT INTER REGS 5.250% 02/18/24	694,000	795,797
SLOVENIA GOVERNMENT INTER REGS 5.850% 05/10/23	200,000	225,170
SMITHFIELD FOODS INC 144A 2.650% 10/03/21 DD 10/03/17	225,000	226,989
SOUTHERN CO/THE 2.350% 07/01/21 DD 05/24/16	400,000	403,148
SPAIN GOVERNMENT BOND 144A 2.150% 10/31/25	1,300,000	1,791,074
SPAIN GOVERNMENT BOND 144A 1.250% 10/31/30	600,000	820,241
SPAIN GOVERNMENT BOND 144A 1.000% 10/31/50	200,000	252,981
SPAIN GOVERNMENT BOND 144A 1.850% 07/30/35	400,000	592,466
SPAIN GOVERNMENT BOND 144A 0.250% 07/30/24	400,000	503,153
SPAIN GOVERNMENT BOND 144A 1.450% 04/30/29	600,000	829,262
SPAIN GOVERNMENT BOND 144A 1.400% 07/30/28	1,000,000	1,370,469
SPIRIT AEROSYSTEMS INC VAR RT 06/15/21 DD 05/30/18	200,000	197,472
SPRINT CORP 7.250% 09/15/21 DD 09/15/14	200,000	208,100

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
SP-STATIC CLO 1 LTD 1A A 144A VAR RT 07/22/28 DD 08/06/20	228,169	228,266
STANDARD CHARTERED PLC 144A VAR RT 01/20/23 DD 10/04/18	325,000	337,024
STATE OF ISRAEL REGS 3.800% 05/13/60	200,000	237,596
STATE STREET CORP VAR RT 03/30/23 DD 09/30/20	200,000	206,413
SUMITOMO MITSUI FINANCIAL GROU 2.846% 01/11/22 DD 01/12/17	600,000	615,043
SUNAC CHINA HOLDINGS LTD REGS 7.875% 02/15/22	200,000	204,890
SUNCOR ENERGY INC 2.800% 05/15/23 DD 05/13/20	150,000	157,827
SUNOCO LOGISTICS PARTNERS OPER 4.400% 04/01/21 DD 11/17/15	599,000	602,744
SVERIGES SAKERSTALLDA OBL REGS 2.000% 06/17/26	1,000,000	133,637
SYNGENTA FINANCE NV 144A 3.933% 04/23/21 DD 04/24/18	475,000	478,188
TAKEDA PHARMACEUTICAL CO LTD 2.050% 03/31/30 DD 07/09/20	200,000	204,718
TAKEDA PHARMACEUTICAL CO LTD 1.375% 07/09/32	200,000	262,293
TCW CLO 2020-1 LTD 1A AR 144A VAR RT 10/20/31 DD 11/19/20	250,000	250,190
TERWIN MORTGAGE TRUST S 6HE A1 VAR RT 11/25/33 DD 11/25/03	4,785	4,598
TESCO PROPERTY FINANCE 6 REGS 5.411% 07/13/44	188,354	346,881
THL CREDIT WIND RI 1A AR2 144A VAR RT 01/15/26 DD 07/15/19	20,590	20,638
TIME WARNER ENTERTAINMENT CO L 8.375% 03/15/23 DD 09/15/93	375,000	438,328
T-MOBILE USA INC 144A 3.500% 04/15/25 DD 04/09/20	575,000	635,364
TOKYO METROPOLITAN GOVERN 144A 2.500% 06/08/22 DD 06/08/17	500,000	514,040
TOKYO METROPOLITAN GOVERN 144A 2.000% 05/17/21 DD 05/17/16	200,000	201,225
TOWD POINT MORTGA GR4A A1 144A VAR RT 10/20/51	218,099	298,986
TOWD POINT MORTGA HY3 A1A 144A VAR RT 10/25/59 DD 10/30/19	142,522	143,143
TOWD POINT MORTGAG A14X A REGS VAR RT 05/20/45	192,950	263,065
TOWD POINT MORTGAG HY2 A1 144A VAR RT 05/25/58 DD 04/30/19	107,087	107,792
TOWD POINT MORTGAGE 1 A1 144A VAR RT 01/25/60 DD 01/01/20	237,845	246,330
TOWD POINT MORTGAGE 4 A1 144A VAR RT 10/25/59 DD 10/01/19	808,723	853,655
TOYOTA AUTO LOAN EXT 1A A 144A 2.560% 11/25/31 DD 06/19/19	300,000	320,372
TOYOTA TSUSHO CORP REGS 3.625% 09/13/23	600,000	643,653
TRANE TECHNOLOGIES GLOBAL HOLD 2.900% 02/21/21 DD 02/21/18	425,000	426,345
TREASURY CORP OF VICTORIA 4.250% 12/20/32	240,000	241,621
TRILLIUM CREDIT CARD 2A A 144A 3.038% 01/26/24 DD 02/07/19	1,100,000	1,101,961
TRUIST BANK 1.250% 03/09/23 DD 03/09/20	800,000	815,877
UBS AG REGS VAR RT 02/12/26	200,000	245,684
UBS AG/LONDON 144A 1.750% 04/21/22 DD 04/21/20	575,000	585,231
UBS GROUP AG 144A 2.650% 02/01/22 DD 08/10/16	875,000	897,245
UNION PACIFIC CORP 3.200% 06/08/21 DD 06/08/18	350,000	354,339
UNITED KINGDOM GILT REGS 1.750% 01/22/49	700,000	1,203,908
UNITED KINGDOM GILT REGS 4.250% 12/07/40	400,000	916,270
UNITED KINGDOM GILT REGS 4.750% 12/07/38	100,000	234,542
US TREAS-CPI INFLAT 0.125% 07/15/30 DD 07/15/20	101,557	113,913
US TREAS-CPI INFLAT 0.125% 04/15/22 DD 04/15/17	535,275	546,503
US TREAS-CPI INFLAT 0.125% 07/15/22 DD 07/15/12	2,638,236	2,719,822
US TREAS-CPI INFLAT 0.125% 07/15/26 DD 07/15/16	108,629	119,457
US TREAS-CPI INFLAT 0.625% 07/15/21 DD 07/15/11	184,846	187,251
US TREAS-CPI INFLAT 0.625% 01/15/26 DD 01/15/16	109,584	122,313
US TREAS-CPI INFLAT 0.250% 07/15/29 DD 07/15/19	325,744	368,710
US TREAS-CPI INFLAT 0.500% 01/15/28 DD 01/15/18	1,161,061	1,316,413
US TREAS-CPI INFLAT 0.375% 07/15/27 DD 07/15/17	127,734	143,699
US TREAS-CPI INFLAT 0.250% 02/15/50 DD 02/15/20	101,279	120,650
US TREAS-CPI INFLAT 0.875% 02/15/47 DD 02/15/17	21,574	28,992
US TREAS-CPI INFLAT 0.750% 02/15/45 DD 02/15/15	154,805	199,555
US TREAS-CPI INFLAT 1.375% 02/15/44 DD 02/15/14	201,105	289,489
US TREAS-CPI INFLAT 2.500% 01/15/29 DD 01/15/09	582,014	764,477

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
US TREAS-CPI INFLAT 2.375% 01/15/27 DD 01/15/07	129,118	160,513
US TREAS-CPI INFLAT 3.375% 04/15/32 DD 10/15/01	14,670	22,345
US TREAS-CPI INFLAT 3.875% 04/15/29 DD 04/15/99	474,936	684,260
US TREASURY BILL 0.000% 04/27/21 DD 11/24/20	3,800,000	3,798,526
US TREASURY BILL 0.000% 02/25/21 DD 02/27/20	16,900,000	16,896,998
US TREASURY BOND 1.375% 11/15/40 DD 11/15/20	6,000,000	5,932,500
US TREASURY BOND 1.625% 11/15/50 DD 11/15/20	1,650,000	1,643,813
US TREASURY BOND 5.250% 02/15/29 DD 02/15/99	200,000	271,117
US TREASURY NOTE 0.125% 06/30/22 DD 06/30/20	3,730,000	3,730,583
US TREASURY NOTE 0.625% 05/15/30 DD 05/15/20	600,000	586,594
US TREASURY NOTE 1.625% 08/15/29 DD 08/15/19	400,000	427,906
US TREASURY NOTE 2.750% 07/31/23 DD 07/31/18	5,010,000	5,345,435
US TREASURY NOTE 2.750% 06/30/25 DD 06/30/18	2,230,000	2,472,774
US TREASURY NOTE 1.750% 05/31/22 DD 05/31/17	910,000	930,937
US TREASURY NOTE 1.875% 04/30/22 DD 04/30/17	1,400,000	1,432,594
US TREASURY NOTE 1.875% 02/28/22 DD 02/28/17	3,670,000	3,744,547
US TREASURY NOTE 1.875% 01/31/22 DD 01/31/17	2,440,000	2,486,131
US TREASURY NOTE 1.750% 09/30/22 DD 09/30/15	3,190,000	3,280,093
US TREASURY NOTE 2.125% 05/15/22 DD 05/15/19	3,230,000	3,318,320
US TREASURY NOTE 2.250% 04/15/22 DD 04/15/19	8,200,000	8,423,578
US TREASURY NOTE 2.625% 12/31/25 DD 12/31/18	1,840,000	2,046,209
US TREASURY NOTE 2.625% 06/30/23 DD 06/30/18	4,190,000	4,447,947
US TREASURY NOTE 2.625% 06/15/21 DD 06/15/18	200,000	202,234
US TREASURY NOTE 2.875% 05/31/25 DD 05/31/18	270,000	300,417
US TREASURY NOTE 2.875% 04/30/25 DD 04/30/18	1,400,000	1,555,422
US TREASURY NOTE 2.750% 04/30/23 DD 04/30/18	2,990,000	3,170,802
UTAH ST BRD OF RGTS REVENUE VAR RT 01/25/57 DD 02/09/17	244,546	244,825
VERIZON COMMUNICATIONS INC 2.946% 03/15/22 DD 02/03/17	850,000	876,599
VIRGIN MEDIA SECURED FINA 144A 5.000% 04/15/27	100,000	143,017
VISTRA OPERATIONS CO LLC 144A 3.550% 07/15/24 DD 06/11/19	225,000	243,660
VNDO 2012-6AVE MOR 6AVE A 144A 2.996% 11/15/30 DD 11/01/12	200,000	206,817
VOLKSWAGEN GROUP OF AMERI 144A 0.750% 11/23/22 DD 11/24/20	625,000	626,872
VOLKSWAGEN GROUP OF AMERI 144A VAR RT 11/12/21 DD 11/13/18	300,000	302,163
VOLKSWAGEN GROUP OF AMERI 144A 4.000% 11/12/21 DD 11/13/18	300,000	309,158
WACHOVIA MORTGAGE LOAN T B 2A4 VAR RT 10/20/35 DD 11/01/05	39,651	36,794
WAMU MORTGAGE PASS-T AR15 A1A2 VAR RT 11/25/45 DD 11/22/05	89,238	87,047
WAMU MORTGAGE PASS-TH AR13 A1A VAR RT 11/25/34 DD 11/23/04	141,683	140,877
WEC ENERGY GROUP INC 0.550% 09/15/23 DD 09/17/20	275,000	276,375
WELLS FARGO & CO VAR RT 06/02/24 DD 06/02/20	850,000	873,701
WELLS FARGO & CO VAR RT 04/30/26 DD 04/30/20	400,000	421,155
WELLS FARGO & CO 3.750% 01/24/24 DD 01/24/19	249,000	271,831
WELLS FARGO & CO 2.625% 07/22/22 DD 07/24/17	850,000	879,851
WELLS FARGO & CO 4.600% 04/01/21 DD 03/29/11	600,000	606,337
WELLS FARGO & CO VAR RT 01/24/23 DD 01/24/17	100,000	100,861
WELLS FARGO & CO 3.069% 01/24/23 DD 01/24/17	675,000	694,265
WELLS FARGO & CO REGS VAR RT 05/04/30	200,000	271,158
WELLS FARGO COMMERCIAL C35 A1 1.392% 07/15/48 DD 07/01/16	26,753	26,745
WESTPAC BANKING CORP 2.000% 01/13/23 DD 01/16/20	400,000	414,042
XCEL ENERGY INC 0.500% 10/15/23 DD 09/25/20	150,000	150,426
ZIMMER BIOMET HOLDINGS INC VAR RT 03/19/21 DD 03/19/18	90,000	90,000
ZIMMER BIOMET HOLDINGS INC 3.150% 04/01/22 DD 03/19/15	200,000	205,685
Total Fixed Income Securities		$319,464,169

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Common Stock
2U INC	33,474	$1,339,295
4D MOLECULAR THERAPEUTICS INC	2,254	93,428
89BIO INC	15,253	371,716
8X8 INC	40,439	1,393,932
AAR CORP	8,267	299,431
ABBOTT LABORATORIES	70,727	7,743,899
ABBVIE INC	1,183	126,758
ABCAM PLC	38,373	813,037
ABCAM PLC ADR	42,300	911,565
ACCOLADE INC	14,981	651,674
ACCOR SA	20,165	730,317
ADAPTIVE BIOTECHNOLOGIES CORP	20,397	1,206,075
ADIDAS AG	8,047	2,933,096
ADOBE INC	2,965	1,482,856
ADVANCED DRAINAGE SYSTEMS INC	6,397	534,661
ADVANCED MICRO DEVICES INC	65,083	5,968,762
ADVANTEST CORP	12,600	943,368
ADVERUM BIOTECHNOLOGIES INC	37,700	408,668
ADYEN NV	3,018	7,034,544
AERCAP HOLDINGS NV	14,621	666,425
AEROJET ROCKETDYNE HOLDINGS IN	12,378	654,177
AFLAC INC	75,200	3,344,144
AGCO CORP	53,400	5,505,006
AGILENT TECHNOLOGIES INC	25,190	2,984,763
AGNICO EAGLE MINES LIMITED	7,556	531,352
AIA GROUP LTD HK/01299	753,410	9,230,763
AIB GROUP PLC	241,651	484,902
AIR LIQUIDE SA	10,470	1,719,819
AIRBUS SE	12,738	1,399,273
AJAX I	49,950	619,880
AKERO THERAPEUTICS INC	16,193	417,779
AKZO NOBEL NV	6,050	650,382
ALASKA AIR GROUP INC	64,500	3,354,000
ALBANY INTERNATIONAL CORP	5,975	438,685
ALCON INC	43,740	2,890,586
ALFA LAVAL AB	109,491	3,017,067
ALIBABA GROUP HOLDING LTD ADR	96,063	22,356,742
ALIGN TECHNOLOGY INC	847	452,620
ALIGOS THERAPEUTICS INC	6,653	183,955
ALIMENTATION COUCHE-TARD INC	51,400	1,750,182
ALLAKOS INC	6,149	860,860
ALLEGHANY CORP	11,800	7,123,542
ALLEGHENY TECHNOLOGIES INC	29,547	495,503
ALLETE INC	20,032	1,240,782
ALLIANT ENERGY CORP	84,200	4,338,826
ALLIANZ SE	20,764	5,098,942
ALLSCRIPTS HEALTHCARE SOLUTION	82,612	1,192,917
ALNYLAM PHARMACEUTICALS INC	9,257	1,203,132
ALPHABET INC-CL A	3,981	6,977,260
ALPHABET INC-CL C	19,147	33,543,246
ALTRA INDUSTRIAL MOTION CORP	11,151	618,100
ALX ONCOLOGY HOLDINGS INC	13,820	1,191,284

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
AMADA CO LTD	62,700	688,063
AMAZON.COM INC	18,693	60,881,792
AMBEV SA ADR	681,602	2,085,702
AMERICAN EAGLE OUTFITTERS INC	75,034	1,505,932
AMERICAN EXPRESS CO	9,763	1,180,444
AMERICAN FINANCIAL GROUP INC/O	65,000	5,695,300
AMERICAN INTERNATIONAL GROUP I	207,386	7,851,634
AMERICAN VANGUARD CORP	41,254	640,262
AMERICAN WOODMARK CORP	7,951	746,201
AMICUS THERAPEUTICS INC	56,007	1,293,202
AMPHENOL CORP	21,600	2,824,632
ANGLO AMERICAN PLC	32,998	1,093,610
ANTHEM INC	10,234	3,286,035
AP MOLLER - MAERSK A/S	447	998,926
APA GROUP	57,249	426,300
APELLIS PHARMACEUTICALS INC	28,307	1,619,160
APPLE INC	223,002	29,590,135
APPLIED MATERIALS INC	45,129	3,894,633
APREA THERAPEUTICS INC	4,861	23,916
APTARGROUP INC	29,300	4,010,877
APTIV PLC	66,364	8,646,566
ARCHER-DANIELS-MIDLAND CO	215,965	10,886,796
ARENA PHARMACEUTICALS INC	13,772	1,058,103
ARGENX SE ADR	17,340	5,099,521
ARISTA NETWORKS INC	13,956	4,055,195
ARKEMA SA	5,528	632,414
ARROWHEAD PHARMACEUTICALS INC	4,433	340,144
ARTHUR J GALLAGHER & CO	36,300	4,490,673
ARTISAN PARTNERS ASSET MANAGEM	14,061	707,831
ARVINAS INC	2,810	238,653
ASAHI GROUP HOLDINGS LTD	22,600	928,998
ASANA INC	37,016	1,093,823
ASCENDANT DIGITAL ACQUISITION	39,429	434,113
ASCENDIS PHARMA A/S ADR	35,966	5,998,409
ASML HOLDING NV	9,310	4,528,592
ASSA ABLOY AB	47,192	1,163,631
ASSURED GUARANTY LTD	6,600	207,834
ASTRAZENECA PLC	42,465	4,251,401
ATARA BIOTHERAPEUTICS INC	102,969	2,021,281
ATLANTIC UNION BANKSHARES CORP	69,842	2,300,595
ATLAS COPCO AB	109,026	5,590,328
ATLASSIAN CORP PLC	51,833	12,122,184
ATRECA INC	8,273	133,609
AUSTRALIA & NEW ZEALAND BANKIN	99,018	1,734,444
AUTONATION INC	48,500	3,384,815
AVANOS MEDICAL INC	60,196	2,761,792
AVANTOR INC	8,490	238,994
AVERY DENNISON CORP	43,000	6,669,730
AVIDITY BIOSCIENCES INC	7,724	197,116
AVIENT CORP	19,932	802,861
AVROBIO INC	17,735	247,226
AXA SA	82,414	1,967,544
AXCELIS TECHNOLOGIES INC	26,750	778,960

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
BAE SYSTEMS PLC	89,594	598,636
BALL CORP	31,007	2,889,232
BANC OF CALIFORNIA INC	71,372	1,049,882
BANCA GENERALI SPA	9,141	304,665
BANCO BILBAO VIZCAYA ARGENTARI	708,011	3,495,467
BANDWIDTH INC	10,744	1,651,030
BANK OF AMERICA CORP	177,839	5,390,300
BANNER CORP	8,487	395,409
BARNES GROUP INC	6,454	327,153
BAWAG GROUP AG	13,346	620,521
BEACON ROOFING SUPPLY INC	10,969	440,844
BEAM THERAPEUTICS INC	6,980	569,847
BEAZLEY PLC	117,778	586,994
BECTON DICKINSON AND CO	465	116,352
BELLRING BRANDS INC	33,206	807,238
BERKSHIRE HATHAWAY INC	27,609	6,401,699
BEYOND MEAT INC	6,855	856,875
BHP GROUP LTD ADR	30,379	1,984,964
BHP GROUP PLC	61,278	1,612,456
BIOATLA INC	7,200	244,872
BIONTECH SE ADR	21,901	1,785,370
BLACK DIAMOND THERAPEUTICS INC	2,489	79,772
BLACKSTONE GROUP INC/THE	13,506	875,324
BLOOM ENERGY CORP	15,969	457,672
BLOOMIN’ BRANDS INC	74,000	1,437,080
BLUEPRINT MEDICINES CORP	5,084	570,171
BMC STOCK HOLDINGS INC	12,303	660,425
BOISE CASCADE CO	18,287	874,119
BOOKING HOLDINGS INC	4,251	9,468,125
BOOT BARN HOLDINGS INC	22,923	993,941
BORGWARNER INC	273,141	10,554,168
BOSTON BEER CO INC/THE	2,480	2,465,839
BP PLC	201,363	701,345
BRAMBLES LTD	26,251	214,720
BRENNTAG SE	20,588	1,595,563
BRIGHAM MINERALS INC	24,507	269,332
BRIGHT HORIZONS FAMILY SOLUTIO	6,820	1,179,792
BROOKFIELD ASSET MANAGEMENT IN	35,371	1,459,761
BUILDERS FIRSTSOURCE INC	32,144	1,312,440
BUREAU VERITAS SA	45,059	1,199,671
BURLINGTON STORES INC	16,576	4,335,453
CACTUS INC	11,810	307,887
CALITHERA BIOSCIENCES INC	59,121	290,284
CANADIAN NATIONAL RAILWAY CO	16,573	1,820,544
CANADIAN PACIFIC RAILWAY LTD	220	76,272
CAPGEMINI SE	5,828	904,192
CARDIOVASCULAR SYSTEMS INC	32,330	1,414,761
CARDLYTICS INC	21,907	3,127,662
CARDTRONICS PLC	4,621	163,121
CARGOTEC OYJ	10,258	424,481
CARGURUS INC	40,549	1,286,620
CARL ZEISS MEDITEC AG	2,612	348,035
CARPENTER TECHNOLOGY CORP	6,965	202,821

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CARRIER GLOBAL CORP	73,843	2,785,358
CARVANA CO	7,428	1,779,303
CASTLIGHT HEALTH INC	18,710	24,323
CATALENT INC	73,411	7,639,883
CATERPILLAR INC	14,580	2,653,852
CAVCO INDUSTRIES INC	10,516	1,845,032
CELLNEX TELECOM SA	32,691	1,964,754
CENTENE CORP	100,223	6,016,387
CENTURY COMMUNITIES INC	51,314	2,246,527
CERIDIAN HCM HOLDING INC	40,940	4,362,566
CERVED GROUP SPA	54,560	497,339
CHAMPIONX CORP	11,702	179,041
CHARLES SCHWAB CORP/THE	164,694	8,735,370
CHART INDUSTRIES INC	2,731	321,684
CHARTER COMMUNICATIONS INC	5,638	3,729,819
CHECK POINT SOFTWARE TECHNOLOG	19,298	2,564,897
CHEFS’ WAREHOUSE INC/THE	63,509	1,631,546
CHEGG INC	58,073	5,245,734
CHEMOCENTRYX INC	10,504	650,408
CHEVRON CORP	44,991	3,799,490
CHEWY INC	20,331	1,827,554
CHIPOTLE MEXICAN GRILL INC	5,913	8,199,616
CHUBB LTD	7,580	1,166,714
CHUGAI PHARMACEUTICAL CO LTD	73,600	3,922,910
CIGNA CORP	34,668	7,217,184
CIMAREX ENERGY CO	92,838	3,482,353
CINEMARK HOLDINGS INC	74,592	1,298,647
CINTAS CORP	6,484	2,291,835
CLARIVATE PLC	9,800	291,158
CLEAN HARBORS INC	47,402	3,607,292
CLEVELAND-CLIFFS INC	29,653	431,748
CLP HOLDINGS LTD HK/00002	39,500	365,257
CM LIFE SCIENCES INC	4,611	50,905
CM LIFE SCIENCES INC WTS EXP 09/24/2027	1,537	4,196
CMS ENERGY CORP	45,791	2,793,709
CNO FINANCIAL GROUP INC	34,682	770,981
CNX RESOURCES CORP	23,686	255,809
COCA-COLA EUROPEAN PARTNERS PL	41,181	2,052,049
COCA-COLA HBC AG	20,343	660,993
COGNEX CORP	33,602	2,697,737
COGNIZANT TECHNOLOGY SOLUTIONS	51,630	4,231,079
COHERENT INC	36,370	5,456,227
COHU INC	17,753	677,810
COMCAST CORP	67,584	3,541,402
COMMONWEALTH BANK OF AUSTRALIA	26,008	1,647,872
COMPASS GROUP PLC	49,847	928,726
CONSTELLATION PHARMACEUTICALS	14,980	431,424
CONVATEC GROUP PLC	121,021	329,536
COOPER COS INC/THE	14,200	5,159,144
CORTEVA INC	70,000	2,710,400
COSTAR GROUP INC	4,030	3,724,848
COUPA SOFTWARE INC	13,548	4,591,553
COVANTA HOLDING CORP	38,317	503,102

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
COVETRUS INC	31,601	908,213
CREDIT AGRICOLE SA	128,484	1,622,372
CRH PLC	19,838	829,255
CRINETICS PHARMACEUTICALS INC	16,390	231,263
CRITEO SA ADR	18,160	372,462
CROCS INC	13,820	865,961
CRODA INTERNATIONAL PLC	9,243	833,386
CROWDSTRIKE HOLDINGS INC	1,992	421,945
CROWN HOLDINGS INC	14,647	1,467,629
CYTOKINETICS INC	14,072	292,416
DAIICHI SANKYO CO LTD	53,300	1,824,936
DANAHER CORP	29,367	6,523,585
DANSKE BANK A/S	36,493	603,768
DARDEN RESTAURANTS INC	40,200	4,788,624
DASSAULT SYSTEMES SE	13,666	2,778,200
DATADOG INC	31,899	3,140,138
DBS GROUP HOLDINGS LTD	198,829	3,767,017
DECIPHERA PHARMACEUTICALS INC	7,836	447,201
DECKERS OUTDOOR CORP	5,051	1,448,526
DEERE & CO	4,519	1,215,837
DEVON ENERGY CORP	180,300	2,850,543
DEXCOM INC	16,687	6,169,518
DIAGEO PLC	64,428	2,534,650
DIASORIN SPA	1,763	366,926
DICERNA PHARMACEUTICALS INC	22,258	490,344
DIGITAL TURBINE INC	12,460	704,738
DNB ASA	33,614	659,564
DOCUSIGN INC	9,728	2,162,534
DOLLAR GENERAL CORP	32,019	6,733,596
DOLLAR TREE INC	1,140	123,166
DOMINION ENERGY INC	25,084	1,886,317
DOMINO’S PIZZA INC	1,289	494,280
DRAGONEER GROWTH OPPORTUNITIES	36,203	458,523
DRAGONEER GROWTH OPPORTUNITIES WTS EXP 14-AUG-2025	4,874	20,861
DUPONT DE NEMOURS INC	45,682	3,248,447
DXC TECHNOLOGY CO	143,353	3,691,340
DYCOM INDUSTRIES INC	53,877	4,068,791
E.ON SE	108,769	1,206,276
EAST JAPAN RAILWAY CO	11,500	766,889
EASTERN BANKSHARES INC	30,700	500,717
EASTMAN CHEMICAL CO	47,500	4,763,300
EDENRED	24,752	1,405,541
EISAI CO LTD	18,900	1,349,516
ELEMENT SOLUTIONS INC	41,747	740,174
ENERPLUS CORP	53,465	167,345
ENGIE SA	139,431	2,135,922
ENN ENERGY HOLDINGS LTD HK/02688	18,000	264,178
ENSTAR GROUP LTD	1,365	279,675
ENVESTNET INC	2,631	216,505
EPIROC AB	126,348	2,302,327
EQT CORP	21,417	272,210
EQUIFAX INC	2,719	524,332
ESC GLOBIX CORPORATION	1,200	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
ESSENT GROUP LTD	22,951	991,483
ETSY INC	7,134	1,269,210
EVERCORE INC	7,446	816,379
EVEREST RE GROUP LTD	21,700	5,079,753
EXACT SCIENCES CORP	50,062	6,632,714
EXLSERVICE HOLDINGS INC	24,812	2,112,246
EXPERIAN PLC	31,770	1,205,996
FABRINET	13,111	1,017,282
FACEBOOK INC	159,119	43,464,946
FANUC CORP	11,717	2,878,039
FASTIGHETS AB BALDER	24,329	1,270,581
FAURECIA SE	18,268	936,764
FERRARI NV	7,750	1,788,876
FERRO CORP	69,895	1,022,564
FIDELITY NATIONAL INFORMATION	91,236	12,906,245
FINTECH ACQUISITION CORP IV	10,200	115,260
FIRST BANCORP/PUERTO RICO	164,657	1,518,138
FIRST INTERSTATE BANCSYSTEM IN	54,470	2,220,742
FIRST REPUBLIC BANK/CA	30,401	4,466,819
FISERV INC	57,302	6,524,406
FIVE POINT HOLDINGS LLC	68,697	375,086
FIVE PRIME THERAPEUTICS INC	11,297	192,162
FLAGSTAR BANCORP INC	30,304	1,235,191
FLEETCOR TECHNOLOGIES INC	9,198	2,509,490
FLEX LTD	389,000	6,994,220
FLUTTER ENTERTAINMENT PLC	485	100,175
FOMENTO ECONOMICO MEXICANO SAB ADR	25,256	1,913,647
FORMA THERAPEUTICS HOLDINGS IN	3,159	110,249
FORMFACTOR INC	111,931	4,815,272
FORTIVE CORP	91,288	6,465,016
FOX FACTORY HOLDING CORP	11,191	1,183,001
FRESHPET INC	15,842	2,249,406
FRONTDOOR INC	13,575	681,601
GALECTO INC	1,400	17,514
GALP ENERGIA SGPS SA	18,685	200,134
GAMESTOP CORP	64,569	1,216,480
GAMIDA CELL LTD	34,628	290,529
GENERAC HOLDINGS INC	15,647	3,558,284
GENERAL ELECTRIC CO	105,425	1,138,590
GENERAL MOTORS CO	115,659	4,816,041
GENERATION BIO CO	1,824	51,710
GENMAB A/S	3,434	1,390,309
GENMAB A/S ADR	154,399	6,277,863
GENPACT LTD	123,500	5,107,960
GILEAD SCIENCES INC	33,452	1,948,914
GLAUKOS CORP	26,007	1,957,287
GLOBAL BLOOD THERAPEUTICS INC	4,236	183,461
GLOBAL PAYMENTS INC	120,457	25,948,847
GMO PAYMENT GATEWAY INC	7,862	1,053,902
*GOLDMAN SACHS GROUP INC/THE	520,627	137,294,546
GOPRO INC	44,898	371,755
GREEN PLAINS INC	39,264	517,107
GUIDEWIRE SOFTWARE INC	30,167	3,883,398

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
HAMILTON LANE INC	18,727	1,461,642
HANESBRANDS INC	172,349	2,512,848
HANNON ARMSTRONG SUSTAINABLE I	19,020	1,206,439
HANOVER INSURANCE GROUP INC/TH	4,750	555,370
HARTFORD FINANCIAL SERVICES GR	78,806	3,859,918
HCA HEALTHCARE INC	17,297	2,844,665
HDFC BANK LTD ADR	32,458	2,345,415
HEALTH CATALYST INC	25,923	1,128,428
HECLA MINING CO	52,121	337,744
HEIDELBERGCEMENT AG	21,031	1,575,342
HEINEKEN NV	4,764	531,721
HELIX ENERGY SOLUTIONS GROUP I	22,929	96,302
HERSHEY CO/THE	27,300	4,158,609
HEWLETT PACKARD ENTERPRISE CO	249,000	2,950,650
HILL-ROM HOLDINGS INC	50,600	4,957,282
HILLTOP HOLDINGS INC	33,100	910,581
HILTON WORLDWIDE HOLDINGS INC	1,225	136,294
HINO MOTORS LTD	109,800	934,807
HKBN LTD HK/01310	213,500	330,417
HMS HOLDINGS CORP	31,377	1,153,105
HOME BANCSHARES INC/AR	142,250	2,771,030
HOMOLOGY MEDICINES INC	27,060	305,507
HONEYWELL INTERNATIONAL INC	18,986	4,038,322
HORMEL FOODS CORP	38,600	1,799,146
HOSTESS BRANDS INC	86,732	1,269,756
HOUGHTON MIFFLIN HARCOURT CO	220,546	734,418
HOYA CORP	12,480	1,724,922
HSBC HOLDINGS PLC	136,884	708,880
HUBBELL INC	31,200	4,891,848
HUBSPOT INC	18,768	7,440,386
HUMANA INC	14,744	6,049,021
HURON CONSULTING GROUP INC	25,697	1,514,838
HYVE GROUP PLC	113,646	175,699
IBERDROLA SA	211,118	3,027,433
ICICI BANK LTD ADR	164,980	2,451,603
IDEX CORP	11,255	2,241,996
IHS MARKIT LTD	30,342	2,725,622
II-VI INC	26,726	2,030,107
IMCD NV	7,532	960,745
IMMUNOGEN INC	103,058	664,724
INARI MEDICAL INC	32,950	2,876,206
INCYTE CORP	25,802	2,244,258
INDUSTRIA DE DISENO TEXTIL SA	33,630	1,071,494
INFINEON TECHNOLOGIES AG	189,246	7,268,416
INGERSOLL RAND INC	82,778	3,771,366
INGEVITY CORP	26,614	2,015,478
INOZYME PHARMA INC	12,204	251,891
INSTALLED BUILDING PRODUCTS IN	31,960	3,257,683
INSU ACQUISITION CORP II	31,300	486,715
INTACT FINANCIAL CORP	13,205	1,562,212
INTER PARFUMS INC	19,672	1,189,959
INTERCONTINENTAL EXCHANGE INC	20,264	2,336,237
INTERMEDIATE CAPITAL GROUP PLC	45,862	1,082,048

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
INTERPUBLIC GROUP OF COS INC/T	211,300	4,969,776
INTUIT INC	33,178	12,602,663
INTUITIVE SURGICAL INC	11,237	9,192,990
IOVANCE BIOTHERAPEUTICS INC	8,063	374,123
IPG PHOTONICS CORP	11,670	2,611,629
IRHYTHM TECHNOLOGIES INC	11,377	2,698,738
IROBOT CORP	7,240	581,300
ISUZU MOTORS LTD	114,900	1,090,629
ITAU UNIBANCO HOLDING SA ADR	474,098	2,887,257
ITOCHU CORP	28,944	830,936
ITRON INC	21,088	2,022,339
J2 GLOBAL INC	4,183	408,637
JAMES RIVER GROUP HOLDINGS LTD	29,604	1,455,037
JAWS SPITFIRE ACQUISITION CORP	28,223	311,864
JB HUNT TRANSPORT SERVICES INC	31,000	4,236,150
JCDECAUX SA	21,638	493,233
JD.COM INC ADR	5,686	499,799
JELD-WEN HOLDING INC	123,881	3,141,622
JETBLUE AIRWAYS CORP	28,434	413,430
JFROG LTD	21,317	1,339,347
JPMORGAN CHASE & CO	21,623	2,747,635
KAISER ALUMINUM CORP	1,804	178,416
KALVISTA PHARMACEUTICALS INC	24,372	462,824
KANSAI ELECTRIC POWER CO INC/T	33,600	316,880
KANSAS CITY SOUTHERN	831	169,632
KARUNA THERAPEUTICS INC	3,231	328,237
KARYOPHARM THERAPEUTICS INC	23,160	358,517
KBC GROUP NV	9,452	662,443
KDDI CORP	38,300	1,137,370
KENNAMETAL INC	33,001	1,195,956
KERING SA	2,782	2,023,288
KEYENCE CORP	11,346	6,373,849
KIMBERLY-CLARK CORP	24,822	3,346,750
KKR & CO INC	142,614	5,774,441
KLA CORP	846	219,038
KODIAK SCIENCES INC	7,493	1,100,797
KOMATSU LTD	90,000	2,456,051
KONINKLIJKE KPN NV	345,625	1,051,726
KONINKLIJKE PHILIPS NV	21,876	1,171,832
KRATOS DEFENSE & SECURITY SOLU	13,626	373,761
KROGER CO/THE	62,500	1,985,000
KUBOTA CORP	142,490	3,106,639
KUEHNE + NAGEL INTERNATIONAL A	1,284	291,676
KURA ONCOLOGY INC	15,460	504,924
KYMERA THERAPEUTICS INC	2,597	161,014
L3HARRIS TECHNOLOGIES INC	12,343	2,333,074
LAM RESEARCH CORP	6,201	2,928,546
LANCASHIRE HOLDINGS LTD	65,621	648,984
LANDSTAR SYSTEM INC	38,000	5,117,080
LAREDO PETROLEUM INC	2,175	42,848
LAS VEGAS SANDS CORP	77,000	4,589,200
LATTICE SEMICONDUCTOR CORP	189,443	8,680,278
LEIDOS HOLDINGS INC	38,000	3,994,560

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
LEVEL ONE BANCORP INC	32,614	659,781
LHC GROUP INC	8,464	1,805,540
LIBERTY MEDIA CORP-LIBERTY BRA	81,727	2,033,368
LINCOLN ELECTRIC HOLDINGS INC	20,700	2,406,375
LINDE PLC	28,413	7,467,567
LIVANOVA PLC	15,666	1,037,246
LIVENT CORP	68,672	1,293,780
LIVERAMP HOLDINGS INC	2,081	152,308
LOGITECH INTERNATIONAL SA	4,289	416,863
LONDON STOCK EXCHANGE GROUP PL	8,514	1,048,370
LONGTOP FINANCIAL TECHNOLOGIES ADR	38,622	–
LONZA GROUP AG	7,322	4,711,526
L’OREAL SA	14,747	5,607,979
LOUISIANA-PACIFIC CORP	33,864	1,258,725
LUKOIL PJSC ADR	26,219	1,792,331
LULULEMON ATHLETICA INC	11,776	4,098,401
LUNDIN ENERGY AB	12,199	330,207
LYFT INC	26,072	1,280,917
MADRIGAL PHARMACEUTICALS INC	3,993	443,902
MAGNA INTL INC	15,918	1,125,880
MAGNOLIA OIL & GAS CORP	62,316	439,951
MANPOWERGROUP INC	52,600	4,743,468
MANTECH INTERNATIONAL CORP/VA	4,842	430,647
MARRIOTT INTERNATIONAL INC/MD	3,511	463,171
MARSH & MCLENNAN COS INC	29,414	3,441,438
MARVELL TECHNOLOGY GROUP LTD	98,067	4,662,105
MASTERCARD INC	38,631	13,788,949
MATCH GROUP INC	86,654	13,101,218
MAXIM INTEGRATED PRODUCTS INC	22,506	1,995,157
MAXIMUS INC	62,500	4,574,375
MAYVILLE ENGINEERING CO INC	31,628	424,448
MCDONALD’S CORP	287	61,584
MEDALLIA INC	53,367	1,772,852
MEDTRONIC PLC	42,298	4,954,788
MERITOR INC	134,722	3,760,091
MERSANA THERAPEUTICS INC	24,024	639,279
METHANEX CORP	14,789	678,971
METLIFE INC	66,787	3,135,650
MGIC INVESTMENT CORP	181,469	2,277,436
MGM RESORTS INTERNATIONAL	46,962	1,479,773
MICROSOFT CORP	150,167	33,400,144
MIMECAST LTD	34,540	1,963,254
MINEBEA MITSUMI INC	19,000	376,890
MIRATI THERAPEUTICS INC	6,665	1,463,901
MITSUBISHI CORP	25,147	618,902
MITSUBISHI ELECTRIC CORP	45,781	690,406
MITSUI FUDOSAN CO LTD	69,701	1,457,210
MOLINA HEALTHCARE INC	13,600	2,892,448
MONARCH CASINO & RESORT INC	6,911	423,091
MONDELEZ INTERNATIONAL INC	93,739	5,480,919
MONGODB INC	1,200	430,848
MONOLITHIC POWER SYSTEMS INC	3,151	1,153,991
MOOG INC	6,597	523,142

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
MORGAN STANLEY	86,734	5,943,881
MOTOROLA SOLUTIONS INC	20,600	3,503,236
MSCI INC	8,497	3,794,165
MTU AERO ENGINES AG	10,516	2,745,786
MUSASHI SEIMITSU INDUSTRY CO L	24,300	385,053
NANOSTRING TECHNOLOGIES INC	24,639	1,647,856
NAVIGATOR HOLDINGS LTD	17,070	186,917
NEKTAR THERAPEUTICS	62,127	1,056,159
NEOGENOMICS INC	70,291	3,784,467
NESTLE SA	55,208	6,511,665
NESTLE SA ADR	29,859	3,517,390
NETFLIX INC	28,062	15,173,965
NEW JERSEY RESOURCES CORP	26,631	946,732
NEW YORK TIMES CO/THE	95,326	4,935,027
NEWCREST MINING LTD	9,299	184,986
NEXI SPA	14,524	290,376
NEXON CO LTD	43,553	1,341,455
NIKE INC	44,802	6,338,139
NINETY ONE PLC	67,300	210,854
NIPPON EXPRESS CO LTD	900	60,410
NITORI HOLDINGS CO LTD	9,200	1,926,524
NKARTA INC	4,896	300,957
NMI HOLDINGS INC	23,874	540,746
NOMURA HOLDINGS INC	128,700	679,369
NORFOLK SOUTHERN CORP	5,517	1,310,894
NORSK HYDRO ASA	17,806	82,896
NOVAGOLD RESOURCES INC	43,433	419,997
NOVARTIS AG	41,133	3,892,500
NOVAVAX INC	7,731	862,084
NOVOZYMES A/S	25,455	1,462,402
NUANCE COMMUNICATIONS INC	29,615	1,305,725
NURIX THERAPEUTICS INC	9,905	325,676
NUVASIVE INC	51,673	2,910,740
NVIDIA CORP	16,348	8,536,926
NVR INC	929	3,790,190
ODONATE THERAPEUTICS INC	28,716	551,347
OLD REPUBLIC INTERNATIONAL COR	180,000	3,547,800
OLEMA PHARMACEUTICALS INC	5,902	283,768
OLLIE’S BARGAIN OUTLET HOLDING	29,406	2,404,529
OMNICELL INC	14,326	1,719,407
O’REILLY AUTOMOTIVE INC	4,860	2,199,490
ORIX CORP	55,600	853,293
ORMAT TECHNOLOGIES INC	15,108	1,363,950
ORORA LTD	114,076	237,672
OSHKOSH CORP	40,000	3,442,800
OTONOMY INC	25,007	161,795
OVINTIV INC	8,144	116,948
OWENS & MINOR INC	37,214	1,006,639
OWENS CORNING	65,700	4,977,432
OYSTER POINT PHARMA INC	2,440	45,921
PACKAGING CORP OF AMERICA	35,700	4,923,387
PAGSEGURO DIGITAL LTD	74,900	4,260,312
PARKER-HANNIFIN CORP	39,773	10,834,563

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
PARSLEY ENERGY INC	190,296	2,702,203
PATRICK INDUSTRIES INC	24,940	1,704,649
PAYCOM SOFTWARE INC	3,748	1,695,033
PAYPAL HOLDINGS INC	69,798	16,346,692
PDC ENERGY INC	15,946	327,371
PELOTON INTERACTIVE INC	34,320	5,207,030
PENN NATIONAL GAMING INC	25,808	2,229,037
PEPSICO INC	39,210	5,814,843
PERFORMANCE FOOD GROUP CO	93,852	4,468,294
PERNOD RICARD SA	18,890	3,624,096
PERSPECTA INC	42,743	1,029,251
PFIZER INC	112,711	4,148,892
PGT INNOVATIONS INC	79,701	1,621,118
PHILIP MORRIS INTERNATIONAL IN	12,979	1,074,531
PINDUODUO INC ADR	7,978	1,417,451
PING AN INSURANCE GROUP CO OF HK/02318	231,500	2,836,333
PLUG POWER INC	24,525	831,643
POPULAR INC	33,838	1,905,756
POPULATION HEALTH INVESTMENT C	11,140	116,413
PORTLAND GENERAL ELECTRIC CO	32,061	1,371,249
PPD INC	13,971	478,088
PPG INDUSTRIES INC	3,447	497,126
PRA GROUP INC	35,118	1,392,780
PROASSURANCE CORP	37,296	663,496
PROCTER & GAMBLE CO/THE	37,288	5,188,252
PROQR THERAPEUTICS NV	61,599	258,716
PROSIGHT GLOBAL INC	22,600	289,958
PROSPERITY BANCSHARES INC	73,300	5,084,088
PRUDENTIAL PLC	70,283	1,294,108
PTC THERAPEUTICS INC	15,136	923,750
PUMA BIOTECHNOLOGY INC	20,622	211,582
Q2 HOLDINGS INC	13,613	1,722,453
QUALCOMM INC	18,051	2,749,889
QUEST DIAGNOSTICS INC	42,100	5,017,057
RADIUS GLOBAL INFRASTRUCTURE I	85,463	1,098,200
RADIUS HEALTH INC	6,566	117,269
RAMBUS INC	73,070	1,275,802
RAPID7 INC	27,980	2,522,677
RAPT THERAPEUTICS INC	14,675	289,831
REATA PHARMACEUTICALS INC	4,020	496,952
RECKITT BENCKISER GROUP PLC	37,314	3,336,837
REDFIN CORP	18,718	1,284,616
RELAY THERAPEUTICS INC	1,450	60,262
RELIANCE STEEL & ALUMINUM CO	43,000	5,149,250
REPAY HOLDINGS CORP	46,583	1,269,387
REPUBLIC SERVICES INC	23,700	2,282,310
RESONA HOLDINGS INC	145,200	506,853
REVOLUTION MEDICINES INC	7,870	311,573
RHYTHM PHARMACEUTICALS INC	5,322	158,223
RINGCENTRAL INC	972	368,359
RIO TINTO PLC	72,369	5,411,187
ROCHE HOLDING AG	23,702	8,285,444
ROCKET PHARMACEUTICALS INC	14,986	821,832

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
ROGERS CORP	11,283	1,752,137
ROKU INC	11,734	3,895,923
ROLLS-ROYCE HOLDINGS PLC	104,411	158,781
ROPER TECHNOLOGIES INC	13,693	5,902,915
ROSS STORES INC	73,700	9,051,097
ROTHSCHILD & CO	7,172	227,280
ROYAL DUTCH SHELL PLC A SHS	43,693	775,126
ROYAL DUTCH SHELL PLC B SHS	116,859	2,011,771
RUSH ENTERPRISES INC	16,476	682,436
RYANAIR HOLDINGS PLC	6,901	139,026
RYANAIR HOLDINGS PLC ADR	4,157	457,187
RYERSON HOLDING CORP	35,854	489,049
S&P GLOBAL INC	10,907	3,585,458
SAFRAN SA	6,330	898,041
SAGE THERAPEUTICS INC	24,049	2,080,479
SALESFORCE.COM INC	52,381	11,656,344
SAMSUNG ELECTRONICS CO LTD GDR	4,253	7,395,150
SANDS CHINA LTD HK/01928	88,800	389,953
SANDVIK AB	40,899	1,002,486
SANNE GROUP PLC	71,413	601,327
SAP SE ADR	33,290	4,340,683
SAREPTA THERAPEUTICS INC	8,008	1,365,284
SATS LTD	72,100	217,121
SCHINDLER HOLDING AG	2,015	543,898
SCHNEIDER ELECTRIC SE	44,254	6,405,588
SCHNITZER STEEL INDUSTRIES INC	8,467	270,182
SCHOLAR ROCK HOLDING CORP	12,338	598,763
SCHWEITZER-MAUDUIT INTERNATION	17,635	709,103
SCIENCE APPLICATIONS INTERNATI	3,063	289,882
SCIPLAY CORP	27,431	379,919
SEA LTD ADR	39,647	7,891,735
SEAGEN INC	839	146,942
SEER INC	950	53,333
SEINO HOLDINGS CO LTD	12,200	171,931
SERVICENOW INC	26,958	14,838,492
SGS SA	544	1,643,170
SHAKE SHACK INC	11,517	976,411
SHERWIN-WILLIAMS CO/THE	3,866	2,841,162
SHIN-ETSU CHEMICAL CO LTD	8,452	1,476,818
SHINSEI BANK LTD	38,200	470,262
SHIONOGI & CO LTD	25,400	1,386,304
SHOPIFY INC	3,295	3,729,775
SHUTTERSTOCK INC	10,307	739,012
SIEMENS HEALTHINEERS AG	14,304	734,720
SIGILON THERAPEUTICS INC	1,167	56,051
SILICON LABORATORIES INC	6,194	788,744
SIMPLY GOOD FOODS CO/THE	62,470	1,959,059
SINGAPORE TELECOMMUNICATIONS L	202,700	354,282
SKYLINE CHAMPION CORP	75,345	2,331,174
SKYWORKS SOLUTIONS INC	41,363	6,323,575
SLR INVESTMENT CORP	31,642	554,051
SMC CORP	1,587	967,617
SMITH & NEPHEW PLC	42,264	872,369

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
SMURFIT KAPPA GROUP PLC	28,142	1,309,837
SNAP INC	107,575	5,386,280
SNOWFLAKE INC	900	253,260
SOFTBANK CORP	71,600	896,690
SONOVA HOLDING AG	8,749	2,276,452
SONY GROUP CORP	20,461	2,038,272
SOUTH STATE CORP	39,477	2,854,187
SPLUNK INC	19,898	3,380,471
SPOTIFY TECHNOLOGY SA	11,824	3,720,540
SQZ BIOTECHNOLOGIES CO	9,098	263,660
STANDARD CHARTERED PLC	505,228	3,217,605
STARBUCKS CORP	4,300	460,014
STATE STREET CORP	2,574	187,336
STEEL DYNAMICS INC	152,000	5,604,240
STEPSTONE GROUP INC	16,275	647,745
STRYKER CORP	33,652	8,246,086
STURM RUGER & CO INC	20,219	1,315,650
SUMCO CORP	25,600	561,120
SUNNOVA ENERGY INTERNATIONAL I	25,482	1,150,003
SUNPOWER CORP	18,393	471,597
SVB FINANCIAL GROUP	4,450	1,725,844
SVENSKA HANDELSBANKEN AB	27,874	280,350
SVMK INC	57,525	1,469,764
SWEDISH MATCH AB	35,834	2,782,927
SYMRISE AG	20,526	2,722,421
SYNAPTICS INC	1,000	96,400
SYNDAX PHARMACEUTICALS INC	11,216	249,444
SYNOPSYS INC	32,703	8,477,926
SYSCO CORP	76,200	5,658,612
SYSMEX CORP	26,100	3,134,680
TAIWAN SEMICONDUCTOR MANUFACTU ADR	77,306	8,429,446
TAIYO YUDEN CO LTD	27,750	1,299,542
TAKE-TWO INTERACTIVE SOFTWARE	14,342	2,980,124
TALANX AG	11,235	436,592
TCF FINANCIAL CORP	104,000	3,850,080
TCR2 THERAPEUTICS INC	21,532	665,985
TE CONNECTIVITY LTD	9,932	1,202,467
TECAN GROUP AG	554	271,876
TELEDYNE TECHNOLOGIES INC	8,881	3,481,174
TENCENT HOLDINGS LTD ADR	211,288	15,189,494
TENCENT HOLDINGS LTD HK/00700	64,984	4,726,810
TEXAS CAPITAL BANCSHARES INC	11,300	672,350
TEXAS INSTRUMENTS INC	29,151	4,784,554
TEXAS ROADHOUSE INC	15,409	1,204,367
TEXTRON INC	136,000	6,572,880
TG THERAPEUTICS INC	53,144	2,763,639
THERMO FISHER SCIENTIFIC INC	12,576	5,857,649
THIRD POINT REINSURANCE LTD	102,696	977,666
THK CO LTD	13,000	419,294
TJX COS INC/THE	82,412	5,627,915
T-MOBILE US INC	2,308	311,234
TOKIO MARINE HOLDINGS INC	26,120	1,342,873
TOKYO ELECTRON LTD	6,289	2,339,073

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
TOKYO OHKA KOGYO CO LTD	9,480	665,698
TOPBUILD CORP	13,562	2,496,493
TORO CO/THE	29,500	2,797,780
TOTAL SE	75,849	3,276,018
TRADEWEB MARKETS INC	52,267	3,264,074
TRELLEBORG AB	23,625	524,997
TRI POINTE HOMES INC	30,231	521,485
TRIMBLE INC	69,872	4,665,353
TRINET GROUP INC	33,297	2,683,738
TRITON INTERNATIONAL LTD	69,923	3,391,965
TRIUMPH BANCORP INC	44,722	2,171,253
TRUIST FINANCIAL CORP	70,009	3,355,531
TRUPANION INC	51,091	6,116,104
TURNING POINT THERAPEUTICS INC	8,173	995,880
TWILIO INC	10,391	3,517,354
TYLER TECHNOLOGIES INC	6,547	2,857,896
TYSON FOODS INC	76,600	4,936,104
UBER TECHNOLOGIES INC	5,074	258,774
UCB SA	12,555	1,297,754
ULTRAGENYX PHARMACEUTICAL INC	6,191	857,020
UNICHARM CORP	86,300	4,089,105
UNILEVER PLC	39,267	2,357,451
UNION PACIFIC CORP	7,258	1,511,261
UNITED AIRLINES HOLDINGS INC	1,551	67,081
UNITED COMMUNITY BANKS INC/GA	26,483	753,177
UNITED OVERSEAS BANK LTD	28,400	485,421
UNITED RENTALS INC	16,700	3,872,897
UNITEDHEALTH GROUP INC	33,679	11,810,552
URBAN OUTFITTERS INC	43,473	1,112,909
UROGEN PHARMA LTD	4,301	77,504
VALERO ENERGY CORP	57,000	3,224,490
VEEVA SYSTEMS INC	36,751	10,005,460
VERACYTE INC	31,410	1,537,205
VERISK ANALYTICS INC	13,473	2,796,860
VERTEX PHARMACEUTICALS INC	26,524	6,268,682
VF CORP	56,602	4,834,377
VIACOMCBS INC	85,000	3,167,100
VIAVI SOLUTIONS INC	93,582	1,401,390
VINCI SA	13,352	1,329,165
VIPER ENERGY PARTNERS LP	34,346	399,101
VISA INC	95,123	20,806,254
VOLVO AB	42,402	1,000,604
W R BERKLEY CORP	82,800	5,499,576
WALT DISNEY CO/THE	44,467	8,056,531
WARRIOR MET COAL INC	45,528	970,657
WAVE LIFE SCIENCES LTD	3,467	27,285
WAYFAIR INC	6,746	1,523,314
WELBILT INC	45,516	600,811
WEST PHARMACEUTICAL SERVICES I	20,820	5,898,514
WESTERN ALLIANCE BANCORP	28,077	1,683,216
WESTLAKE CHEMICAL CORP	59,000	4,814,400
WHITING PETROLEUM CORP	8,883	222,075
WILLIS TOWERS WATSON PLC	5,601	1,180,019

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
WINGSTOP INC	2,579	341,846
WINTRUST FINANCIAL CORP	21,961	1,341,597
WIX.COM LTD	15,380	3,844,385
WOLTERS KLUWER NV	6,629	560,140
WOLVERINE WORLD WIDE INC	18,806	587,688
WORKDAY INC	10,600	2,539,866
WORLDLINE SA/FRANCE	7,619	737,388
WPP PLC	52,075	569,471
WYNN RESORTS LTD	2,882	325,176
XCEL ENERGY INC	59,400	3,960,198
XP INC	15,387	610,402
XYLEM INC/NY	29,000	2,951,910
YAMAHA MOTOR CO LTD	98,900	2,015,454
YANDEX NV	23,125	1,609,038
YASKAWA ELECTRIC CORP	7,600	377,626
YETI HOLDINGS INC	19,881	1,361,252
Y-MABS THERAPEUTICS INC	10,525	521,093
YUM! BRANDS INC	70,466	7,649,789
Z HOLDINGS CORP	95,900	579,979
ZALANDO SE	12,354	1,376,539
ZEBRA TECHNOLOGIES CORP	5,500	2,113,815
ZIONS BANCORP NA	123,200	5,351,808
ZOETIS INC	13,595	2,249,973
ZOOM VIDEO COMMUNICATIONS INC	3,173	1,070,316
ZSCALER INC	22,058	4,405,203
ZYNGA INC	800,932	7,905,199
Total Common Stock		$2,146,540,465
Preferred Stock
CREDIT SUISSE GROUP AG 144A VAR RT 12/31/49 DD 09/12/18	200,000	$225,047
FUCHS PETROLUB SE	17,346	985,629
VOLKSWAGEN AG	12,010	2,239,887
Total Preferred Stock		$3,450,563
Mutual Funds
DREYFUS INS RSRV PR MONEY 6546	51,000,660	$51,000,660
ISHARES CORE MSCI EAFE ETF	59,900	4,138,491
ISHARES RUSSELL 2000 ETF	44,971	8,817,014
PIMCO FDS SHORT TERM FLTG NAV PORT II	451,859	4,524,913
Total Mutual Funds	51,557,390	$68,481,078
Real Estate Investment Trusts
AGREE REALTY CORP	46,284	$3,081,589
ALEXANDER & BALDWIN INC	116,627	2,003,652
AMERICAN ASSETS TRUST INC	78,040	2,253,795
AMERICAN CAMPUS COMMUNITIES IN	63,877	2,732,019
AMERICAN HOMES 4 RENT	194,698	5,840,940
AMERICAN TOWER CORP	18,780	4,215,359
AMERICOLD REALTY TRUST	182,530	6,813,845
APPLE HOSPITALITY REIT INC	112,860	1,457,023

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
AVALONBAY COMMUNITIES INC	11,640	1,867,405
BRIXMOR PROPERTY GROUP INC	230,500	3,814,775
BROADSTONE NET LEASE INC	72,120	1,412,110
COLUMBIA PROPERTY TRUST INC	86,336	1,238,058
COUSINS PROPERTIES INC	118,146	3,957,891
CROWN CASTLE INTERNATIONAL COR 1.350% 07/15/25 DD 06/15/20	300,000	306,234
CROWN CASTLE INTERNATIONAL COR 5.250% 01/15/23 DD 10/15/12	425,000	465,058
DIGITAL REALTY TRUST INC	51,420	7,173,604
DIVERSIFIED HEALTHCARE TRUST	69,294	285,491
DOUGLAS EMMETT INC	51,260	1,495,767
DUKE REALTY CORP	120,800	4,828,376
EMPIRE STATE REALTY TRUST INC	60,255	561,577
EQUINIX INC	19,440	13,883,659
EQUITY LIFESTYLE PROPERTIES IN	18,420	1,167,091
EQUITY RESIDENTIAL	108,330	6,421,802
ESSENTIAL PROPERTIES REALTY TR	136,281	2,889,157
ESSEX PROPERTY TRUST INC	15,440	3,665,765
EXTRA SPACE STORAGE INC	35,061	4,062,167
FIRST INDUSTRIAL REALTY TRUST	83,360	3,511,957
GAMING AND LEISURE PROPERTIES	59,982	2,543,237
HEALTHCARE TRUST OF AMERICA IN	115,300	3,175,362
HEALTHPEAK PROPERTIES INC	197,600	5,973,448
HIGHWOODS PROPERTIES INC	89,700	3,554,811
HOST HOTELS & RESORTS INC	249,225	3,646,162
INNOVATIVE INDUSTRIAL PROPERTI	11,548	2,114,785
INVITATION HOMES INC	315,260	9,363,222
JBG SMITH PROPERTIES	110,980	3,470,345
KILROY REALTY CORP	47,320	2,716,168
LAMAR ADVERTISING CO	67,800	5,642,316
LIFE STORAGE INC	44,295	5,288,380
LINK REIT HK/00823	202,402	1,842,901
MEDICAL PROPERTIES TRUST INC	152,190	3,316,220
MID-AMERICA APARTMENT COMMUNIT	39,555	5,011,223
NATIONAL RETAIL PROPERTIES INC	84,600	3,461,832
NATIONAL STORAGE AFFILIATES TR	72,866	2,625,362
NEXPOINT RESIDENTIAL TRUST INC	27,325	1,156,121
OUTFRONT MEDIA INC	197,178	3,856,802
PEBBLEBROOK HOTEL TRUST	73,969	1,390,617
PENNYMAC MORTGAGE INVESTMENT T	39,443	693,802
PIEDMONT OFFICE REALTY TRUST I	58,259	945,544
POTLATCHDELTIC CORP	25,944	1,297,719
PROLOGIS INC	135,480	13,501,937
PS BUSINESS PARKS INC	21,075	2,800,235
PUBLIC STORAGE	19,801	4,572,645
QTS REALTY TRUST INC	14,912	922,755
REALTY INCOME CORP	89,130	5,541,212
REGENCY CENTERS CORP	47,014	2,143,368
RETAIL OPPORTUNITY INVESTMENTS	84,042	1,125,322
RETAIL PROPERTIES OF AMERICA I	267,773	2,292,137
REXFORD INDUSTRIAL REALTY INC	38,750	1,903,013
RPT REALTY	26,952	233,135
RYMAN HOSPITALITY PROPERTIES I	17,920	1,214,259
SABRA HEALTH CARE REIT INC	86,800	1,507,716

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
SBA COMMUNICATIONS CORP	8,650	2,440,425
SIMON PROPERTY GROUP INC	35,940	3,064,963
SL GREEN REALTY CORP	7,086	422,184
STORE CAPITAL CORP	74,170	2,520,297
SUN COMMUNITIES INC	23,580	3,582,981
UDR INC	192,940	7,414,684
VENTAS INC	51,075	2,504,718
VEREIT INC	129,851	4,907,077
VORNADO REALTY TRUST	22,100	825,214
WEINGARTEN REALTY INVESTORS	81,820	1,773,039
WELLTOWER INC	116,160	7,506,259
WEYERHAEUSER CO	78,913	2,645,953
XENIA HOTELS & RESORTS INC	132,409	2,012,617
Total Real Estate Investment Trusts		$243,870,690
Commodities
GOLD BARS	53	$9,960,715
PLATINUM BARS	10	537,315
SILVER BARS	68	9,056,596
Total Commodities		$19,554,626
Derivative Assets
90DAY EURO$ FUT (CME) JUN 22 CALL JUN 22 099.750 ED 06/13/2	7	$1,969
90DAY EURO$ FUTURE MAR 22 CALL MAR 22 099.750 ED 031422	3	788
ATARA BIOTHERAPEUTICS INC TRS	580	1,841
AUSTRALIAN 10YR BOND FUT (SFE) EXP MAR 21	1,590,555	–
B&M EUROPEAN VALUE RETAIL SA TRS	272,324	327,713
BRENT CRUDE FUTURE (ICE) EXP APR 21	155,463	–
BRENT CRUDE FUTURE (ICE) EXP APR 22	301,926	–
BRENT CRUDE FUTURE (ICE) EXP DEC 21	2,791,305	–
BRENT CRUDE FUTURE (ICE) EXP DEC 22	746,865	–
BRENT CRUDE FUTURE (ICE) EXP DEC 23	296,706	–
BRENT CRUDE FUTURE (ICE) EXP JUN 21	2,738,033	–
BRENT CRUDE FUTURE (ICE) EXP JUN 22	150,513	–
BRENT CRUDE FUTURE (ICE) EXP JUN 23	894,438	–
BRENT CRUDE FUTURE (ICE) EXP MAR 21	777,015	–
BRENT CRUDE FUTURE (ICE) EXP MAR 22	806,576	–
CA CARBON ALLOW FUTURE (IFE) EXP DEC 21	999,594	–
CANADA 10YR BOND FUTURE (MSE) EXP MAR 21	2,691,781	–
CASIO COMPUTER TRS	18,201	–
CCP CDX. BP UL CDX.NA.HY.35 V1 PAY 500BPS 2025 DEC 20	100,000	–
CCP CDX. BP UL CDX.NA.IG.34 CM PAY 100BPS 2030 JUN 20	10,400,000	5,065
CCP CDX. BP UL CDX.NA.IG.35 CM PAY 100BPS 2030 DEC 20	4,400,000	–
CCP CDX. BP UL ITRAXX EUROPE S PAY 100BPS 2029 DEC 20	100,000	–
CCP CDX. BP UL ITRAXX EUROPE S PAY 100BPS 2029 JUN 20	4,600,000	–
CCP IFS. P UK RPI ALL ITEMS NS REC 3.0% 2050 NOV 15	200,000	10,603
CCP IFS. P UK RPI ALL ITEMS NS REC 3.4% 2030 NOV 15	280,000	1,775
CCP IFS. P UK RPI ALL ITEMS NS REC 3.05% 2050 NOV 15	200,000	6,102
CCP IFS. P UK RPI ALL ITEMS NS REC 3.26% 2025 FEB 15	4,400,000	17,476
CCP IFS. P UK RPI ALL ITEMS NS REC 3.33% 2025 AUG 15	400,000	1,429
CCP IFS. P UK RPI ALL ITEMS NS REC 3.36% 2025 NOV 15	200,000	636
CCP IFS. P UK RPI ALL ITEMS NS REC 3.45% 2030 NOV 15	280,000	557
CCP IFS. R UK RPI ALL ITEMS NS PAY 3.22% 2040 NOV 15	240,000	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CCP IFS. R UK RPI ALL ITEMS NS PAY 3.27% 2040 NOV 15	240,000	–
CCP IFS. R UK RPI ALL ITEMS NS PAY 3.39% 2030 JAN 15	100,000	–
CCP IFS. R UK RPI ALL ITEMS NS PAY 3.44% 2030 FEB 15	100,000	–
CCP IFS. R UK RPI ALL ITEMS NS PAY 3.45% 2030 FEB 15	2,700,000	2,252
CCP IFS. R UK RPI ALL ITEMS NS PAY 3.47% 2030 NOV 15	200,000	99
CCP IFS. R UK RPI ALL ITEMS NS PAY 3.48% 2030 AUG 15	400,000	258
CCP IRS P US0003M INDEX (OTC) PUT AUG 21 001.752 ED 08/23/21	300,000	7,966
CCP IRS P US0003M INDEX 083151 PUT AUG 21 001.7325 ED 082621	400,000	11,227
CCP IRS P US0003M INDEX PUT SEP 21 002.175 ED 091521	300,000	3,164
CCP IRS P US0003M R 1.249% 2024 AUG 31	2,800,000	41,399
CCP IRS R 1.306% P US0003M CALL OCT 21 001.306 ED 102921	100,000	4,768
CCP IRS R 1.5% P CDOR 3M 2022 JUNE 17 LCH	400,000	2,341
CCP IRS R 2.3% P US0003M LCH PUT DEC 21 000.023 ED 122121	400,000	4,688
CCP IRS R US0003M P US0001M 2022 APR 26	5,500,000	–
CCP IRS R US0003M P US0001M 2023 APR 27	2,900,000	–
CCP IRS R USD-LIBOR-BBA 3M P US0001M+8.5 2022 JUN 19	6,000,000	–
CCP IRS. P CAD-BA-CDOR 3M CME REC 1.5% 2025 JUN 17	1,000,000	12,994
CCP IRS. P CAD-BA-CDOR 3M CME REC 1.5% 2030 JUN 17	3,000,000	35,969
CCP IRS. P CAD-BA-CDOR 3M CME REC 1.9% 2029 DEC 18	4,200,000	110,244
CCP IRS. P CAD-BA-CDOR 3M CME REC 2.5% 2029 JUN 19	1,200,000	54,441
CCP IRS. P CAD-BA-CDOR 3M CME REC 1.22% 2025 MAR 03	2,800,000	22,702
CCP IRS. P CAD-BA-CDOR 3M CME REC 1.27% 2022 MAR 03	1,400,000	5,156
CCP IRS. P CAD-BA-CDOR 3M CME REC 1.71% 2029 OCT 02	1,000,000	19,881
CCP IRS. P CAD-BA-CDOR 3M CME REC 2.56% 2049 MAR 07	200,000	16,930
CCP IRS. P CAD-BA-CDOR 3M CME REC 2.75% 2048 DEC 18	1,000,000	101,216
CCP IRS. P CHF-LIBOR-BBA 6M CM REC -0.5% 2025 SEP 16	3,600,000	7,228
CCP IRS. P EUR-EURIBOR-REUTERS REC -0.5% 2026 JUN 16	1,600,000	–
CCP IRS. P EUR-EURIBOR-REUTERS REC 1.31% 2029 JUN 19	1,400,000	67,358
CCP IRS. P EUR-EURIBOR-REUTERS REC -0.25% 2031 JUN 16	3,300,000	–
CCP IRS. P JPY-LIBOR-BBA 6M CM REC 0.5% 2049 JUN 19	140,000,000	21,996
CCP IRS. P SEK-STIBOR-SIDE 3M REC 1.0% 2029 JUN 19	1,600,000	5,677
CCP IRS. P USD-LIBOR-BBA 1M CM R USD-LIBOR-BBA 3M 2022 MAR 18	15,200,000	–
CCP IRS. P USD-LIBOR-BBA 3M CM REC 0.4% 2028 JAN 15	3,100,000	–
CCP IRS. P USD-LIBOR-BBA 3M CM REC 1.0% 2025 DEC 16	3,600,000	51,469
CCP IRS. P USD-LIBOR-BBA 3M CM REC 2.5% 2024 DEC 18	1,400,000	60,241
CCP IRS. P USD-LIBOR-BBA 3M CM REC 0.75% 2022 DEC 16	3,200,000	17,589
CCP IRS. P USD-LIBOR-BBA 3M CM REC 1.75% 2023 DEC 21	2,800,000	63,163
CCP IRS. P ZAR-JIBAR-SAFEX 3M REC 7.25% 2023 JUN 20	5,000,000	14,201
CCP IRS. R EUR-EURIBOR-REUTERS PAY 0.0% 2051 JUN 16	1,400,000	–
CCP IRS. R EUR-EURIBOR-REUTERS PAY 0.0% 2051 MAR 17	500,000	–
CCP IRS. R EUR-EURIBOR-REUTERS PAY 0.05% 2050 MAY 27	100,000	69
CCP IRS. R EUR-EURIBOR-REUTERS PAY 0.45% 2035 DEC 15	200,000	–
CCP IRS. R EUR-EURIBOR-REUTERS PAY -0.5% 2023 JUN 16	9,200,000	–
CCP IRS. R EUR-EURIBOR-REUTERS PAY -0.25% 2031 MAR 17	600,000	79
CCP IRS. R JPY-LIBOR-BBA 6M CM PAY 0.3% 2022 DEC 16	400,000,000	–
CCP IRS. R JPY-LIBOR-BBA 6M CM PAY 0.4% 2039 JUN 19	100,000,000	–
CCP IRS. R JPY-LIBOR-BBA 6M CM PAY -0.17% 2022 JUN 17	500,000,000	4,171
CCP IRS. R NZD-BBR-FRA 3M CME PAY 0.5% 2025 DEC 16	100,000	63
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 0.4% 2026 MAR 30	10,400,000	16,865
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.0% 2030 DEC 16	3,700,000	–
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.3% 2024 AUG 25	1,050,000	–
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.5% 2029 DEC 18	500,000	–
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 2.0% 2030 JAN 15	1,600,000	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 3.0% 2024 JUN 19	1,100,000	–
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 0.75% 2031 JUN 16	600,000	6,987
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 0.75% 2031 MAR 30	13,800,000	139,047
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.15% 2051 MAR 30	600,000	20,494
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.25% 2041 JUN 09	600,000	5,441
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.25% 2050 DEC 16	400,000	7,930
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.31% 2023 AUG 21	1,300,000	–
CCP OIS. P STERLING OVERNIGHT REC 0.0% 2023 JUN 16	8,000,000	7,740
CCP OIS. P STERLING OVERNIGHT REC 0.0% 2026 JUN 16	500,000	–
CCP OIS. P STERLING OVERNIGHT REC 0.25% 2031 MAR 17	200,000	1,173
CCP OIS. P STERLING OVERNIGHT REC 0.25% 2051 MAR 17	100,000	–
CCP OIS. R STERLING OVERNIGHT PAY 0.25% 2031 JUN 16	300,000	–
CCP ZCS. P BRL-CDI 1D CME REC 3.3% 2022 JAN 03	82,400,000	33,954
CCP ZCS. P BRL-CDI 1D CME REC 8.88% 2021 JAN 04	100,000	–
CCP ZCS. R BRL-CDI 1D CME PAY 2.85% 2022 JAN 03	2,900,000	–
CCP ZCS. R BRL-CDI 1D CME PAY 2.87% 2022 JAN 03	11,700,000	–
CCP ZCS. R BRL-CDI 1D CME PAY 2.89% 2022 JAN 03	3,400,000	–
CCP ZCS. R BRL-CDI 1D CME PAY 3.36% 2022 JAN 03	2,700,000	–
CCS AUD R US3ML +29.75 MYC 2030 OCT 14	200,000	159,073
CCS AUD R US3ML/AUD3MBBSW+42.2 P 2029 AUG 27	700,000	544,722
CCS AUD R US3ML-AUD3MBBSW+29 2031 JAN 04	700,000	6,064
CCS R US3ML-AUD3MBBSW+42 2029 JUL 31	800,000	622,568
CDS BP CMZB P 1% 2022 JUN 20	200,000	–
CDS BP UL JAPAN P 100BPS 2022 JUN 20	1,300,000	–
CDS BP UL PEOPLE’S REPUBLIC O P 100BPS 2023 JUN 20	400,000	–
CDS BP UL REPUBLIC OF KOREA P 100BPS 2023 JUN 20	1,000,000	–
CDS. SP UL REPUBLIC OF ITALY R 100BPS 2025 JUN 20	600,000	1,309
CELLTRION INC TRS	3,231	–
CHICAGO ETHANOL S FUTURE (NYM) EXP FEB 21	191,838	–
CHICAGO ETHANOL S FUTURE (NYM) EXP MAR 21	129,152	–
CHINA EVERGRANDE GROUP TRS	488,360	3,265
COCOA FUTURE (NYB) EXP MAR 21	52,062	–
COFFEE ‘C’ FUTURE (NYB) EXP JUL 21	49,445	–
COFFEE ‘C’ FUTURE (NYB) EXP MAR 21	96,190	–
COM FWD EURMARG3 1Q21 BPS 2021 MAR 31	3,900	–
COM FWD EURMARG3 CAL21 3.45 MYC 2021 DEC 31	1,200	1,002
COM FWD EURMARG3 CAL21 3.47 MYC 2021 DEC 31	2,400	1,981
COM FWD EURMARG3 CAL21 6.12BPS 2021 DEC 31	600	–
COM FWD EURMARG3 CAL21 6.35	1,560	–
COM FWD EURMARG3 CAL213.1 MAC 2021 DEC 31	2,400	2,424
COM FWD EUROBOBCO CAL21 12-31 BPS 2021 DEC 31	1,200	–
COM FWD EUROBOBCO CAL21 4.95 2021 DEC 21	4,800	345
COM FWD EUROBOBCO CAL21 4.97 2021 DEC 31	2,400	148
COM FWD EUROBOBCO CAL21 7.70 2021 DEC 31	2,460	–
COM FWD EUROBOBCO CAL21 MYC 2021 DEC 31	2,400	–
COM FWD EUROBOBCOCAL21 BPS 2021 DEC 31	2,400	1,143
COM FWD GOLDLNPM 1875.304 2021 JAN 28	200	1,452
COM FWD GOLDLNPM 1892.335 BPS 2021 FEB 01	100	–
COM FWD HOBR CAL21 14.10BPS 2021 DEC 31	1,200	–
COM FWD KWH1 484.25 MAC 2021 FEB 19	40,000	23,390
COM FWD LLSCO CAL2 -1.25 MYC 2021 DEC 31	1,200	–
COM FWD LLSCO CAL21 -1.25 MYC 2021 DEC 31	1,200	–
COM FWD LLSCO CAL21 -1.7 JPM 2021 DEC 31	4,800	1,481

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
COM FWD LLSCO CAL22 -2.1 MYC 2022 DEC 31	4,800	666
COM FWD LLSCO CAL22 -2.5 2022 DEC 31	2,400	812
COM FWD LLSCO CAL22 -2.8 2022 DEC 31	2,400	1,170
COM FWD MEHCO CAL21-3.25 MAC 2021 DEC 31	2,400	1,978
COM FWD MEHCO CAL22 - 2.82 JPM 2022 DEC 31	7,200	2,244
COM FWD MEHCO CALL22 -2.3 MAC 2022 DEC 31	2,400	126
COM FWD MEHMIDCAL20-21 CBK 2021 DEC 31	4,400	–
COM FWD MEHMIDCAL21 1.10 MAC 2021 DEC 31	1,100	–
COM FWD ULSDCO CAL21 9.17 2021 DEC 31	1,200	–
COM FWD ULSDCO CAL21 MYC 2021 DEC 31	4,800	4,023
COM FWD W H1 553.875 JPM 2021 FEB 19	20,000	–
COM FWD W H1 558.375 JPM 2021 FEB 19	110,000	–
COM FWD W H1 607.85 JPM 2021 FEB 19	5,000	–
COM SWAP R SPGCESP (RRE) CME 2021 MAR 31	2,002	18,862,144
COM UL EUROBOBCO INDEX P 0% 31 BPS 2021 DEC 31	2,400	–
COMMIT TO PUR FNMA SF MT (OTC) PUT JAN 21 101.671875 01/07/21	100,000	–
COMMIT TO PUR FNMA SF MTG 2.000% 02/01/51 DD 02/01/21	1,400,000	51,850
COMMIT TO PUR FNMA SF MTG 2.000% 03/01/51 DD 03/01/21	13,500,000	477,786
COMMIT TO PUR FNMA SF MTG 2.500% 02/01/51 DD 02/01/21	1,500,000	78,581
COMMIT TO PUR FNMA SF MTG 2.500% 03/01/51 DD 03/01/21	1,600,000	81,439
COMMIT TO PUR FNMA SF MTG 2.500% 12/01/50 DD 12/01/20	8,800,000	484,583
COMMIT TO PUR FNMA SF MTG 3.000% 02/01/51 DD 02/01/21	100,000	4,863
COMMIT TO PUR FNMA SF MTG 3.500% 02/01/51 DD 02/01/21	3,900,000	228,059
COMMIT TO PUR FNMA SF MTG 4.000% 02/01/51 DD 02/01/21	16,600,000	1,153,409
COMMIT TO PUR GNMA II JUMBOS 2.000% 03/20/51 DD 03/01/21	1,000,000	42,422
COMMIT TO PUR GNMA II JUMBOS PUTJAN 21 103.3671875 ED011421	100,000	–
COMMONWEALTH BANK OF AUSTRAL TRS	14,841	–
CON FWD W H1 562.125 JPM 2021 FEB 19	110,000	–
COPPER FUTURE (CMX) EXP MAR 21	263,928	–
CORN FUTURE (CBT) EXP JUL 21	72,041	–
CORN FUTURE (CBT) EXP MAR 21	387,216	–
CORN FUTURE (CBT) EXP MAY 21	169,145	–
COTTON NO.2 FUTURE (NYB) EXP JUL 21	39,586	–
COTTON NO.2 FUTURE (NYB) EXP MAR 21	39,061	–
CSL LTD TRS	15,420	74,366
EURO-BOBL FUTURE (EUX) EXP MAR 21	3,308,010	–
EURO-BTP FUTURE (EUX) EXP MAR 21	7,439,713	–
EURO-BUND FUTURE (EUX) EXP MAR 21	3,042,934	–
EURO-BUXL 30Y BND FUTURE (EUX) EXP MAR 21	1,377,967	–
EURO-OAT FUTURE (EUX) EXP MAR 21	1,232,317	–
EURO-SCHATZ FUT (EUX) MAR 21 CALL MAR 21 115.000 ED 021921	20	122
EURO-SCHATZ FUTURE (EUX) EXP MAR 21	13,462,757	–
FORTESCUE METALS GROUP LTD TRS	44,939	–
FRENCH REPUBLIC GOVERNMEN PUT MAY 25 97.000 ED 05/23/25	200,000	14,716
FUJITSU LTD TRS	2,500	–
GAS OIL FUTURE (ICE) EXP MAR 22	350,008	–
GASOLINE RBOB FUTURE (NYM) EXP JUN 21	193,287	–
GASOLINE RBOB FUTURE (NYM) EXP MAR 21	356,687	–
GENIUS ELECTRONIC OPTICAL TRS	27,574	–
GENIUS TRS	37,048	–
GOLD 100 OZ FUTURE (CMX) EXP FEB 21	10,612,616	–
GOLD 100 OZ FUTURE (CMX) EXP JAN 21	189,311	–
GRIFOLS S.A. TRS	47,442	97,688

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
HAMMERSON REIT ORD TRS	1,703,398	83,605
HARGREAVES LANSDOWN PLC TRS	58,700	61,938
HARMONIC DRIVE SYSTEMS INC TRS	18,050	–
HENRY HB LD1 (IFE) EXP APR 22	6,006	–
HENRY HB LD1 (IFE) EXP DEC 21	7,351	–
HENRY HB LD1 (IFE) EXP FEB 22	14,062	–
HENRY HB LD1 (IFE) EXP MAY 22	5,911	–
HENRY HB LD1 FUTURE (IFE) EXP DEC 22	6,704	–
HENRY HB LD1 FUTURE (IFE) EXP NOV 22	6,314	–
HENRY HUB LD1 FUT (IFE) EXP AUG 22	6,101	–
HENRY HUB LD1 FUT (IFE) EXP JUL 22	6,079	–
HENRY HUB LD1 FUT (IFE) EXP JUN 22	5,986	–
HENRY HUB LD1 FUT (IFE) EXP OCT 22	6,109	–
HENRY HUB LD1 FUT (IFE) EXP SEP 22	6,054	–
HSTN V. WTI TRD M FUTURE (NYM) EXP APR 21	1,481	–
HSTN V. WTI TRD M FUTURE (NYM) EXP AUG 21	1,401	–
HSTN V. WTI TRD M FUTURE (NYM) EXP DEC 21	1,251	–
HSTN V. WTI TRD M FUTURE (NYM) EXP FEB 21	1,651	–
HSTN V. WTI TRD M FUTURE (NYM) EXP JUL 21	1,401	–
HSTN V. WTI TRD M FUTURE (NYM) EXP JUN 21	1,431	–
HSTN V. WTI TRD M FUTURE (NYM) EXP MAR 21	1,551	–
HSTN V. WTI TRD M FUTURE (NYM) EXP MAY 21	1,451	–
HSTN V. WTI TRD M FUTURE (NYM) EXP NOV 21	1,301	–
HSTN V. WTI TRD M FUTURE (NYM) EXP OCT 21	1,351	–
HSTN V. WTI TRD M FUTURE (NYM) EXP SEP 21	1,401	–
ICE ECX EMISSION (ICE) EXP MAR 21	79,753	–
INDORAMA VENTURES PCL-NVDR TRS	977,099	–
IRON ORE 62% (SGX) EXP MAR 21	153,360	–
IRS R 1.306% P US0003M PUT OCT 21 001.306 ED 102921	100,000	8,269
IRS R 1.37% P US0003M CALL OCT 21 001.370 ED 102521	100,000	5,438
IRS R 1.37% P US0003M PUT OCT 21 001.370 ED 102521	100,000	7,304
JAPAN POST BANK CO LTD TRS	308,786	91,121
JPN 10Y BOND FUTURE (OSE) EXP MAR 21	1,470,678	–
KC HRW WHEAT FUTURE (CBT) EXP JUL 21	30,364	–
KC HRW WHEAT FUTURE (CBT) EXP MAR 21	452,640	–
KC HRW WHEAT FUTURE (CBT) EXP MAY 21	242,508	–
KERING TRS	932	8,535
KLEPIERRE TRS	73,548	–
LAND SECURITIES GROUP PLC TRS	39,700	–
LARGAN PRECISION CO LTD TRS	17,704	–
LEAN HOGS FUTURE (CME) EXP APR 21	144,505	–
LIVE CATTLE FUTURE (CME) EXP APR 21	47,701	–
LONG GILT FUTURE (ICF) EXP MAR 21	1,852,774	–
LOW SU GASOIL G FUTURE (ICE) EXP DEC 21	1,215,228	–
LOW SU GASOIL G FUTURE (ICE) EXP JUN 21	171,404	–
LOW SU GASOIL G FUTURE (ICE) EXP JUN 22	175,304	–
LOW SU GASOIL G FUTURE (ICE) EXP SEP 21	346,408	–
MEDIATEK INC TRS	155,860	206,273
NATURAL GAS FUTURE (NYM) EXP APR 21	177,667	–
NATURAL GAS FUTURE (NYM) EXP FEB 21	76,173	–
NATURAL GAS FUTURE (NYM) EXP MAR 21	479,959	–
NATURAL GAS FUTURE (NYM) EXP MAY 21	459,918	–
NATURAL GAS FUTURE (NYM) EXP OCT 21	246,699	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
NICKEL FUTURE (LME) EXP MAR 21	99,649	–
NIPPON PAPER INDUSTRIES CO L TRS	35,024	49,241
NY HARB ULSD FUTURE (NYM) EXP JUN 21	62,602	–
PEARSON PLC TRS	49,317	–
PEPTIDREAM INC TRS	34,333	–
PLATINUM FUTURE (NYM) EXP APR 21	647,532	–
PLATINUM FUTURE (NYM) EXP JAN 21	268,855	–
PRI ALUMINUM FUTURE (LME) EXP MAR 21	98,877	–
ROLLS-ROYCE HOLDINGS PLC TRS	3,029,219	1,252,843
SAFRAN SA TRS	30,890	2,549
SILVER FUTURE (CMX) EXP MAR 21	8,716,026	–
SILVER FUTURE (CMX) EXP MAY 21	264,732	–
SOYBEAN FUTURE (CBT) EXP MAR 21	196,653	–
SOYBEAN MEAL FUTURE (CBT) EXP JUL 21	41,951	–
SOYBEAN MEAL FUTURE (CBT) EXP MAR 21	386,469	–
SOYBEAN OIL FUTURE (CBT) EXP JUL 21	49,130	–
SOYBEAN OIL FUTURE (CBT) EXP MAR 21	25,441	–
SUGAR #11 (WORLD) FUTURE EXP JUL 21	47,681	–
SUGAR #11 (WORLD) FUTURE EXP MAR 21	138,798	–
SUGAR #11 (WORLD) FUTURE EXP MAY 21	49,328	–
TRS EL CB BCKTBC11 INDEX P 0 12 BPS 2021 FEB 16	6,308,518	614
TRS EL CIBZC17F INDEX P 0 2021 FEB 16	664,748	26,735
TRS EL IBOXIG INDX 3ML +352.45BPS 2021 MAR 22	2,800,000	–
TRS EL IBOXIG INDX R US0003M 2021 MAR 22	3,600,000	–
TRS EL MQCP235E INDEX P 0 2021 FEB 16	662,651	24,915
TRS EL SPGCESTR INDEX P TBILDI3M 16 BPS 2021 FEB 16	25,882,253	532,101
TRS EL SPGCESTR INDEX P TBILDI3M 17 BPS 2021 FEB 16	18,553,528	363,045
TRS FL CB BCKTBC11 INDEX P 0 12 BPS 2021 FEB 16	51,587	–
TRS FL CIBZC17F INDEX P 0 2021 FEB 16	7,130	–
TRS FL JMABFNJ2 INDEX P 0 2021 DEC 31	471,648	–
TRS FL JPMABFNJ2 P 0% 2020 DEC 31	622,557	7,945
TRS FL MQCP235E INDEX P 0 2021 FEB 16	7,125	–
TRS FL SPGCESTR INDEX P TBILDI3M 16 BPS 2021 FEB 16	69,743	–
TRS FL SPGCESTR INDEX P TBILDI3M 17 BPS 2021 FEB 16	46,879	–
US 10YR NOTE FUTURE (CBT) EXP MAR 21	8,698,986	–
US 10YR ULTRA FUTURE (CBT) EXP MAR 21	1,407,243	–
US 2YR TREAS NTS FUT (CBT) EXP MAR 21	45,300,400	–
US 5YR NOTE FUTURE (CBT) EXP MAR 21	19,555,585	–
US LONG BOND FUTURE (CBT) EXP MAR 21	3,810,147	–
US ULTRA BOND FUTURE (CBT) EXP MAR 21	2,562,763	–
VARS GOLDLNOM 0.051529 UAG 2022 DEC 05	176,208	–
VARS GOLDLNPM BPS 2021 MAY 13	269,058	1,840
WHEAT FUTURE (CBT) EXP MAR 21	512,416	–
WHEAT FUTURE (CBT) EXP MAY 21	63,952	–
WHITE SUGAR FUTURE (ICE) EXP MAR 21	105,230	–
WHITE SUGAR FUTURE (ICE) EXP MAY 21	82,464	–
WTI CRUDE FUTURE (ICE) EXP DEC 21	238,405	–
WTI CRUDE FUTURE (ICE) EXP DEC 22	231,205	–
WTI CRUDE FUTURE (ICE) EXP JUN 21	97,262	–
WTI CRUDE FUTURE (ICE) EXP MAR 21	48,631	–
WTI CRUDE FUTURE (NYM) EXP APR 21	97,382	–
WTI CRUDE FUTURE (NYM) EXP AUG 21	193,484	–
WTI CRUDE FUTURE (NYM) EXP DEC 21	1,430,430	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
WTI CRUDE FUTURE (NYM) EXP DEC 22	1,156,025	–
WTI CRUDE FUTURE (NYM) EXP DEC 23	45,411	–
WTI CRUDE FUTURE (NYM) EXP FEB 21	388,168	–
WTI CRUDE FUTURE (NYM) EXP JAN 22	332,437	–
WTI CRUDE FUTURE (NYM) EXP JUN 21	1,069,882	–
WTI CRUDE FUTURE (NYM) EXP JUN 22	1,824,069	–
WTI CRUDE FUTURE (NYM) EXP JUN 23	503,261	–
WTI CRUDE FUTURE (NYM) EXP MAR 21	243,155	–
WTI CRUDE FUTURE (NYM) EXP MAR 22	94,302	–
WTI CRUDE FUTURE (NYM) EXP MAY 21	340,837	–
WTI CRUDE FUTURE (NYM) EXP SEP 21	963,820	–
WTI CRUDE FUTURE (NYM) EXP SEP 22	92,882	–
WTI MIDLVSWTI TM FUTURE (NYM) EXP APR 21	931	–
WTI MIDLVSWTI TM FUTURE (NYM) EXP AUG 21	781	–
WTI MIDLVSWTI TM FUTURE (NYM) EXP DEC 21	651	–
WTI MIDLVSWTI TM FUTURE (NYM) EXP FEB 21	1,051	–
WTI MIDLVSWTI TM FUTURE (NYM) EXP JUL 21	781	–
WTI MIDLVSWTI TM FUTURE (NYM) EXP JUN 21	831	–
WTI MIDLVSWTI TM FUTURE (NYM) EXP MAR 21	981	–
WTI MIDLVSWTI TM FUTURE (NYM) EXP MAY 21	881	–
WTI MIDLVSWTI TM FUTURE (NYM) EXP NOV 21	681	–
WTI MIDLVSWTI TM FUTURE (NYM) EXP OCT 21	701	–
WTI MIDLVSWTI TM FUTURE (NYM) EXP SEP 21	781	–
ZINC FUTURE (LME) EXP MAR 21	137,469	–
Total Derivative Assets		$27,154,309
Total Investment Assets (at fair value)		$9,274,386,160
Separately Managed Accounts
Common Stock Liabilities
3D SYSTEMS CORP	13,346	$(139,866)
ARISTA NETWORKS INC	2,235	(649,424)
AT&T INC	10,926	(314,232)
BANDWIDTH INC	1,421	(218,365)
BLACKBERRY LTD	69,583	(461,335)
BROOKFIELD PROPERTY PARTNERS L	17,760	(256,987)
CAMPBELL SOUP CO	6,721	(324,960)
CENTURYLINK INC	78,249	(762,928)
CINEMARK HOLDINGS INC	11,883	(206,883)
CORECIVIC INC	61,912	(405,524)
CREDIT ACCEPTANCE CORP	2,599	(899,618)
DEUTSCHE BANK AG	60,217	(658,865)
DISCOVERY INC	17,456	(525,251)
DISH NETWORK CORP	24,401	(789,128)
FASTLY INC	1,852	(161,809)
FOX CORP	16,467	(479,519)
GAMESTOP CORP	103,912	(1,957,702)
H & M HENNES & MAURITZ AB	54,572	(1,142,932)
IROBOT CORP	11,470	(920,926)
J M SMUCKER CO/THE	5,700	(658,920)
KELLOGG CO	9,841	(612,405)
KROGER CO/THE	20,216	(642,060)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
MACOM TECHNOLOGY SOLUTIONS HOL	8,003	(440,485)
MACY’S INC	23,705	(266,681)
MANHATTAN ASSOCIATES INC	8,244	(867,104)
MIDDLEBY CORP/THE	4,662	(601,025)
MOWI ASA	62,416	(1,392,376)
MYRIAD GENETICS INC	33,831	(669,008)
NEW YORK TIMES CO/THE	29,964	(1,551,236)
PROTO LABS INC	8,501	(1,304,053)
RACKSPACE TECHNOLOGY INC	41,084	(783,061)
SKYWORKS SOLUTIONS INC	7,071	(1,081,014)
SONOVA HOLDING AG	2,927	(761,593)
TELADOC HEALTH INC	1,776	(355,129)
UMICORE SA	34,622	(1,664,393)
UNITED RENTALS INC	4,994	(1,158,159)
VIACOMCBS INC	50,368	(1,876,712)
WADDELL & REED FINANCIAL INC	11,340	(288,830)
WALT DISNEY CO/THE	1,836	(332,646)
WATERS CORP	2,733	(676,199)
XP INC	15,387	(610,402)
ZSCALER INC	973	(194,318)
Total Common Stock Liabilities		$(30,064,063)
Mutual Funds Liabilities
SPDR S&P BIOTECH ETF	11,335	$(1,595,741)
Total Mutual Funds Liabilities		$(1,595,741)
Real Estate Investment Trusts Liabilities
GEO GROUP INC/THE	84,598	$(749,538)
MACERICH CO/THE	34,771	(371,007)
UNIBAIL-RODAMCO-WESTFIELD	21,044	(1,662,831)
Total Real Estate Investment Trusts Liabilities		$(2,783,376)
Derivative Liabilities
ADOBE INC CALL FEB 21 555.000 ED 021921	3	$(1,253)
ADOBE INC CALL JAN 21 525.000 ED 012221	3	(1,223)
ADOBE INC CALL JAN 21 530.000 ED 011521	3	(534)
ALPHABET INC CALL JAN 21 1930.000 ED 011521	1	(130)
ALPHABET INC PUT JAN 21 1695.000 ED 011521	1	(1,730)
AMERICAN EXPRESS CO (OTC) CALL JAN 21 132.500 ED 011521	12	(1,944)
AMERICAN EXPRESS CO (OTC) PUT JAN 21 107.500 ED 011521	15	(2,430)
AMERICAN EXPRESS CO CALL JAN 21 135.000 ED 011521	12	(174)
APPLIED MATERIALS INC CALL JAN 21 090.000 ED 011521	17	(1,819)
APPLIED MATERIALS INC CALL JAN 21 093.000 ED 011521	16	(816)
APPLIED MATERIALS INC CALL JAN 21 097.500 ED 011521	16	(280)
APPLIED MATERIALS INC PUT JAN 21 075.000 ED 01/15/21	42	(1,176)
BLACKSTONE GROUP INC/THE CALL JAN 21 067.500 ED 011521	22	(814)
BRENT CRUDE FUT (ICE) MAR 21 CALL MAR 21 051.000 ED 012621	12	(27,600)
BRENT CRUDE FUT (ICE) MAR 21 CALL MAR 21 054.000 ED 012621	12	(11,880)
CASIO COMPUTER TRS	18,201	(27,837)
CCP CDX. BP UL CDX.NA.HY.35 V1 PAY 500BPS 2025 DEC 20	100,000	(9,313)
CCP CDX. BP UL CDX.NA.IG.35 CM PAY 100BPS 2030 DEC 20	4,400,000	(36,885)
CCP CDX. BP UL ITRAXX EUROPE S PAY 100BPS 2029 DEC 20	100,000	(1,269)
CCP CDX. BP UL ITRAXX EUROPE S PAY 100BPS 2029 JUN 20	4,600,000	(80,581)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CCP IFS. R UK RPI ALL ITEMS NS PAY 3.22% 2040 NOV 15	240,000	(12,643)
CCP IFS. R UK RPI ALL ITEMS NS PAY 3.27% 2040 NOV 15	240,000	(6,427)
CCP IFS. R UK RPI ALL ITEMS NS PAY 3.39% 2030 JAN 15	100,000	(348)
CCP IFS. R UK RPI ALL ITEMS NS PAY 3.44% 2030 FEB 15	100,000	(65)
CCP IFS. R UK RPI ALL ITEMS NS PAY 3.45% 2030 FEB 15	700,000	(1,217)
CCP IRS P US0003M INDEX (OTC) PUT AUG 21 001.448 ED 08/23/21	2,500,000	(41)
CCP IRS P US0003M INDEX 083124 PUT AUG 21 001.399 ED 082621	3,300,000	(66)
CCP IRS P US0003M INDEX PUT SEP 21 001.880 ED 091521	2,500,000	(20)
CCP IRS R 2.02% P US0003M LCH PUT DEC 21 000.020 ED 122121	3,300,000	(58)
CCP IRS R US0003M P US0001M 2022 APR 26	5,500,000	(2,015)
CCP IRS R US0003M P US0001M 2023 APR 27	2,900,000	(752)
CCP IRS R USD-LIBOR-BBA 3M P US0001M+8.5 2022 JUN 19	6,000,000	(2,600)
CCP IRS. P EUR-EURIBOR-REUTERS REC -0.5% 2026 JUN 16	1,600,000	(6,858)
CCP IRS. P EUR-EURIBOR-REUTERS REC -0.25% 2031 JUN 16	3,300,000	(8,384)
CCP IRS. P USD-LIBOR-BBA 1M CM R USD-LIBOR-BBA 3M 2022 MAR 18	15,200,000	(5,987)
CCP IRS. P USD-LIBOR-BBA 3M CM REC 0.4% 2028 JAN 15	3,100,000	(56,973)
CCP IRS. R EUR-EURIBOR-REUTERS PAY 0.0% 2051 JUN 16	1,400,000	(10,256)
CCP IRS. R EUR-EURIBOR-REUTERS PAY 0.0% 2051 MAR 17	500,000	(4,129)
CCP IRS. R EUR-EURIBOR-REUTERS PAY 0.45% 2035 DEC 15	200,000	(19,910)
CCP IRS. R EUR-EURIBOR-REUTERS PAY -0.5% 2023 JUN 16	9,200,000	(4,089)
CCP IRS. R JPY-LIBOR-BBA 6M CM PAY 0.3% 2022 DEC 16	400,000,000	(26,629)
CCP IRS. R JPY-LIBOR-BBA 6M CM PAY 0.4% 2039 JUN 19	100,000,000	(27,559)
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.0% 2030 DEC 16	3,700,000	(28,932)
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.3% 2024 AUG 25	1,050,000	(31,049)
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.5% 2029 DEC 18	500,000	(28,379)
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 2.0% 2030 JAN 15	1,600,000	(163,299)
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 3.0% 2024 JUN 19	1,100,000	(103,853)
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.31% 2023 AUG 21	1,300,000	(37,643)
CCP OIS. P STERLING OVERNIGHT REC 0.0% 2026 JUN 16	500,000	(197)
CCP OIS. P STERLING OVERNIGHT REC 0.25% 2051 MAR 17	100,000	(2,167)
CCP OIS. R STERLING OVERNIGHT PAY 0.25% 2031 JUN 16	300,000	(3,060)
CCP ZCS. P BRL-CDI 1D CME REC 8.88% 2021 JAN 04	100,000	(1)
CCP ZCS. R BRL-CDI 1D CME PAY 2.85% 2022 JAN 03	2,900,000	(74)
CCP ZCS. R BRL-CDI 1D CME PAY 2.87% 2022 JAN 03	11,700,000	(419)
CCP ZCS. R BRL-CDI 1D CME PAY 2.89% 2022 JAN 03	3,400,000	(241)
CCP ZCS. R BRL-CDI 1D CME PAY 3.36% 2022 JAN 03	2,700,000	(2,522)
CCS USD P US3ML MYC +29.75 MYC 2030 OCT 14	143,680	(150,490)
CCS USD P US3ML-AUD3MBBSW+29 2031 JAN 04	527,380	(6,087)
CCS USD P US3ML-AUD3MBBSW+42 2029 JUL 31	552,000	(552,000)
CDS BP CMZB P 1% 2022 JUN 20	200,000	(1,984)
CDS BP UL JAPAN P 100BPS 2022 JUN 20	1,300,000	(18,575)
CDS BP UL PEOPLE’S REPUBLIC O P 100BPS 2023 JUN 20	400,000	(8,907)
CDS BP UL REPUBLIC OF KOREA P 100BPS 2023 JUN 20	1,000,000	(21,720)
CDX SP CDX.NA.IG.34.1 5YR PUT JAN 21 001.000 ED 012021	300,000	(53)
CDX SP CDX.NA.IG.35.1 5YR CALL FEB 21 000.450 ED 021721	200,000	(96)
CDX SP CDX.NA.IG.35.1 5YR CALL MAR 21 000.425 ED 031721	400,000	(151)
CDX SP CDX.NA.IG.35.1 5YR PUT APR 21 001.000 ED 042121	100,000	(85)
CDX SP CDX.NA.IG.35.1 5YR PUT FEB 21 000.750 ED 021721	200,000	(101)
CDX SP CDX.NA.IG.35.1 5YR PUT MAR 21 000.775 ED 031721	100,000	(85)
CDX SP CDX.NA.IG.35.1 5YR PUT MAR 21 000.800 ED 031721	1,200,000	(981)
CDX SP CDX.NA.IG.35.1 5YR PUT MAR 21 000.850 ED 031721	200,000	(139)
CDX SP ITRX.EUR.34.1 5YR CALL APR 21 000.375 ED 042121	900,000	(439)
CDX SP ITRX.EUR.34.1 5YR CALL FEB 21 000.425 ED 021721	300,000	(217)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CDX SP ITRX.EUR.34.1 5YR CALL JAN 21 000.450 ED 012021	400,000	(274)
CDX SP ITRX.EUR.34.1 5YR CALL JAN 21 000.475 ED 012021	200,000	(296)
CDX SP ITRX.EUR.34.1 5YR CALL MAR 21 000.400 ED 031721	700,000	(402)
CDX SP ITRX.EUR.34.1 5YR CALL MAR 21 000.425 ED 031721	600,000	(599)
CDX SP ITRX.EUR.34.1 5YR PUT APR 21 000.750 ED 042121	900,000	(1,531)
CDX SP ITRX.EUR.34.1 5YR PUT APR 21 000.800 ED 042121	100,000	(149)
CDX SP ITRX.EUR.34.1 5YR PUT FEB 21 000.700 ED 021721	600,000	(472)
CDX SP ITRX.EUR.34.1 5YR PUT FEB 21 000.800 ED 021721	300,000	(151)
CDX SP ITRX.EUR.34.1 5YR PUT JAN 21 000.008 ED 012021	400,000	(64)
CDX SP ITRX.EUR.34.1 5YR PUT JAN 21 000.850 ED 012021	1,000,000	(149)
CDX SP ITRX.EUR.34.1 5YR PUT JAN 21 000.900 ED 012021	500,000	(69)
CDX SP ITRX.EUR.34.1 5YR PUT JAN 21 001.000 ED 012021	200,000	(22)
CDX SP ITRX.EUR.34.1 5YR PUT JAN 21 001.050 ED 012021	300,000	(23)
CDX SP ITRX.EUR.34.1 5YR PUT MAR 21 000.700 ED 031721	500,000	(664)
CDX SP ITRX.EUR.34.1 5YR PUT MAR 21 000.750 ED 031721	700,000	(785)
CDX SP ITRX.EUR.34.1 5YR PUT MAR 21 080.000 ED 031721	600,000	(577)
CDX.NA.IG.35.1 5YR PUT FEB 21 000.900 ED 021721	300,000	(105)
CDX.NA.IG.35.1 5YR PUT FEB 21 001.100 ED 021721	100,000	(25)
CDX.NA.IG.35.1 5YR PUT JAN 21 000.900 ED 012021	100,000	(13)
CDX.NA.IG.35.1 5YR PUT JAN 21 001.100 ED 012021	500,000	(48)
CDX.NA.IG.35.1 5YR PUT JAN 21 098.250 ED 012021	100,000	(67)
CELLTRION INC TRS	3,231	(695,363)
CNH/EUR SPOT OPTION 2021 CALL FEB 21 008.050 ED 020421	410,000	(2,085)
CNH/EUR SPOT OPTION 2021 PUT FEB 21 007.750 ED 020421	410,000	(497)
CNH/USD SPOT OPTION 2021 CALL JAN 21 006.750 ED 010721	530,000	(10)
CNH/USD SPOT OPTION 2021 PUT JAN 21 006.550 ED 010721	530,000	(4,400)
COM FWD EURMARG3 1Q21 BPS 2021 MAR 31	3,900	(7,488)
COM FWD EURMARG3 CAL21 6.12BPS 2021 DEC 31	600	(598)
COM FWD EURMARG3 CAL21 6.35	1,560	(1,912)
COM FWD EUROBOBCO CAL21 12-31 BPS 2021 DEC 31	1,200	(966)
COM FWD EUROBOBCO CAL21 7.70 2021 DEC 31	2,460	(6,404)
COM FWD EUROBOBCO CAL21 MYC 2021 DEC 31	2,400	(1,213)
COM FWD GOLDLNPM 1892.335 BPS 2021 FEB 01	100	(239)
COM FWD HOBR CAL21 14.10BPS 2021 DEC 31	1,200	(2,404)
COM FWD LLSCO CAL2 -1.25 MYC 2021 DEC 31	1,200	(201)
COM FWD LLSCO CAL21 -1.25 MYC 2021 DEC 31	1,200	(201)
COM FWD MEHMIDCAL20-21 CBK 2021 DEC 31	4,400	(5,450)
COM FWD MEHMIDCAL21 1.10 MAC 2021 DEC 31	1,100	(550)
COM FWD ULSDCO CAL21 9.17 2021 DEC 31	1,200	(1,141)
COM FWD W H1 553.875 JPM 2021 FEB 19	20,000	(17,367)
COM FWD W H1 558.375 JPM 2021 FEB 19	110,000	(90,572)
COM FWD W H1 607.85 JPM 2021 FEB 19	5,000	(1,644)
COMMIT TO PUR FNMA SF MT (OTC) CALL MAR 21 104.140625 030421	100,000	(190)
COMMIT TO PUR FNMA SF MT (OTC) PUT FEB 21 099.6875 ED 020421	100,000	(95)
COMMIT TO PUR FNMA SF MT (OTC) PUT FEB 21 102.1875 ED 020421	100,000	(20)
COMMIT TO PUR FNMA SF MT (OTC) PUT JAN 21 103.59375 ED 011421	200,000	–
COMMIT TO PUR FNMA SF MT (OTC) PUT MAR 21 102.140625 03/04/21	100,000	(92)
COMMIT TO PUR FNMA SF MTG (OTC PUT FEB 21 102.265625ED020421	100,000	(23)
COMMIT TO PUR FNMA SF MTG 2.000% 02/01/51 DD 02/01/21	1,400,000	(51,850)
COMMIT TO PUR FNMA SF MTG 2.500% 12/01/50 DD 12/01/20	8,800,000	(484,583)
COMMIT TO PUR FNMA SF MTG 3.000% 01/01/51 DD 01/01/21	7,400,000	(353,234)
COMMIT TO PUR FNMA SF MTG 3.500% 01/01/36 DD 01/01/21	100,000	(6,039)
COMMIT TO PUR FNMA SF MTG OTC PUT MAR 21 102.140625 ED030421	300,000	(277)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
COMMIT TO PUR GNMA II JU (OTC) PUT FEB 21 103.7734375 021121	100,000	(4)
COMMIT TO PUR GNMA II JUMBOS PUT MAR 21 103.5781 ED 031121	100,000	(27)
COMMITMENT TO PURCHASE G (OTC) PUT APR 21 104.125 ED 04/14/21	100,000	(258)
COMMITMENT TO PURCHASE GNMA II PUT MAR 21 102.90625 ED 031121	100,000	(767)
COMMITMENT TO PURCHASE GNMA PUT MAR 21 104.000 ED 03/11/21	100,000	(49)
COMMONWEALTH BANK OF AUSTRAL TRS	14,841	(19,504)
CON FWD W H1 562.125 JPM 2021 FEB 19	110,000	(86,449)
CROWN HOLDINGS INC PUT JAN 21 087.500 ED 01/15/21	19	(760)
DUPONT DE NEMOURS INC CALL JAN 21 070.000 ED 011521	22	(5,522)
DUPONT DE NEMOURS INC PUT JAN 21 060.000 ED 011521	24	(384)
FACEBOOK INC CALL JAN 21 315.000 ED 011521	10	(260)
FACEBOOK INC PUT JAN 21 250.000 ED 01/15/21	6	(798)
FACEBOOK INC PUT JAN 21 260.000 ED 01/15/21	10	(2,850)
FLEETCOR TECHNOLOGIES INC CALL JAN 21 290.000 ED 011521	5	(788)
FLEETCOR TECHNOLOGIES INC PUT JAN 21 240.000 ED 01/15/21	6	(390)
FORTESCUE METALS GROUP LTD TRS	44,939	(454,474)
FUJITSU LTD TRS	2,500	(9,581)
GENIUS ELECTRONIC OPTICAL TRS	27,574	(13,457)
GENIUS TRS	37,048	(12,457)
HARMONIC DRIVE SYSTEMS INC TRS	18,050	(865,915)
HUMANA INC PUT JAN 21 360.000 ED 01/15/21	4	(360)
HUMANA INC PUT JAN 21 375.000 ED 01/15/21	4	(688)
INDORAMA VENTURES PCL-NVDR TRS	977,099	(142,064)
INF FLR US @10-08-21-1Y PUT OCT 22 000.000 ED 100822	750,000	(91)
INT FLR US @ 0 10 07 21 PUT OCT 22 000.000 ED 100722	1,750,000	(713)
IRS P US3ML/AUD3MBBSW+42.2 2029 AUG 27	473,620	(473,620)
IRS R 0.15 P EUR006M CALL FEB 21 000.150 ED 022221	100,000	(866)
IRS R 0.15% P EUR006M CALL FEB 21 000.150 ED 021721	200,000	(1,565)
IRS R 0.451% P EUR006M PUT MAY 25 000.451 ED 052325	200,000	(15,212)
IRS R 1.1% P US0003M CALL JAN 21 001.100 ED 012921	300,000	(516)
IRS R 1.2225% P US0003M CALL JAN 21 001.223 ED 011521	200,000	(322)
IRS R 1.46% P US0003M PUT JAN 21 001.460 ED 012921	300,000	(4,100)
IRS R 1.5225% P US003M PUT JAN 21 001.523 ED 011521	200,000	(793)
KLEPIERRE TRS	73,548	(406,360)
LAM RESEARCH CORP CALL JAN 21 510.000 ED 011521	3	(864)
LAM RESEARCH CORP CALL JAN 21 560.000 ED 011521	3	(212)
LAM RESEARCH CORP PUT JAN 21 400.000 ED 01/15/21	8	(1,072)
LAM RESEARCH CORP PUT JAN 21 435.000 ED 011521	4	(1,390)
LAND SECURITIES GROUP PLC TRS	39,700	(72,035)
LARGAN PRECISION CO LTD TRS	17,704	(48,142)
MGM RESORTS INTERNATIONAL CALL JAN 21 035.000 ED 012921	42	(2,184)
MICROSOFT CORP PUT JAN 21 195.000 ED 01/15/21	16	(320)
MICROSOFT CORP PUT JAN 21 200.000 ED 01/15/21	7	(259)
NAT GAS EUR OPT FUTURE APR 21 PUT APR 21 002.500 ED 032621	2	(4,136)
NAT GAS EUR OPT FUTURE FEB 21 PUT FEB 21 002.300 ED 012621	1	(747)
NAT GAS EUR OPT FUTURE FEB 21 PUT FEB 21 002.400 ED 012621	2	(2,200)
NETFLIX INC CALL JAN 21 580.000 ED 011521	5	(2,000)
NETFLIX INC PUT JAN 21 450.000 ED 01/15/21	5	(260)
PEARSON PLC TRS	49,317	(121,940)
PEPTIDREAM INC TRS	34,333	(174,876)
ROLLS-ROYCE HOLDINGS PLC TRS	716,815	(602,144)
SAFRAN SA TRS	6,688	(42,897)
SAFRAN SAOTC PUT JAN 21 110.000 ED 01/15/21	23	(3,838)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
TRS FL IBOXIG INDX 3ML +352.45BPS 2021 MAR 22	150,323	(21,205)
TRS FL IBOXIG INDX R US0003M 2021 MAR 22	197,821	(28,036)
TTF NAT GAS F FUT APR 21 CALL APR 21 018.000 ED 032621	1	(1,193)
TTF NAT GAS F FUT APR 21 CALL APR 21 019.000 ED 032621	1	(910)
TTF NAT GAS F FUT APR 21 PUT APR 21 012.000 ED 03/26/21	1	(235)
TTF NAT GAS F FUT APR 21 PUT APR 21 013.000 ED 03/26/21	1	(376)
TTF NAT GAS F FUT JUN 21 CALL JUN 21 018.000 ED 052621	1	(1,011)
TTF NAT GAS F FUT JUN 21 CALL JUN 21 019.000 ED 052621	1	(770)
TTF NAT GAS F FUT JUN 21 PUT JUN 21 012.000 ED 05/26/21	1	(452)
TTF NAT GAS F FUT JUN 21 PUT JUN 21 013.000 ED 05/26/21	1	(662)
TTF NAT GAS F FUT MAY 21 CALL MAY 21 018.000 ED 042621	1	(1,032)
TTF NAT GAS F FUT MAY 21 CALL MAY 21 019.000 ED 042621	1	(774)
TTF NAT GAS F FUT MAY 21 PUT MAY 21 012.000 ED 04/26/21	1	(350)
TTF NAT GAS F FUT MAY 21 PUT MAY 21 013.000 ED 04/26/21	1	(534)
VARS GOLDLNOM 0.051529 UAG 2022 DEC 05	176,208	(602)
WTI CRUDE FUT (NYM) MAR 21 CALL MAR 21 053.500 ED 021721	12	(8,640)
WTI CRUDE FUT (NYM) MAR 21 CALL MAR 21 054.000 ED 021721	24	(15,360)
WTI CRUDE FUTURE FEB 21 CALL FEB 21 046.000 ED 011421	12	(10,800)
Total Derivative Liabilities		$(7,010,675)
Total Investment Liabilities (at fair value)		$(41,453,855)
Total Investment Assets less Investment Liabilities		$9,232,932,305
*Notes Receivable from Participants with interest rates ranging from 3.25% to 6.50% with maturities up to 10 years		$26,593,822
Total Investments, net		$9,259,526,127

*	Denotes party-in-interest

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
Securities Purchased Under Agreements to Resell
BARCLAYS BANK PLC REV REPO 0.120% 08/06/20 DD 08/05/20	2,300,000	$ 2,300,000
BNP PARIBAS REV REPO 0.060% 11/20/20 DD 11/19/20	21,500,000	21,500,000
BNP PARIBAS REV REPO 0.060% 11/23/20 DD 11/20/20	21,500,000	21,500,000
BNP PARIBAS REV REPO 0.060% 11/24/20 DD 11/23/20	19,900,000	19,900,000
BNP PARIBAS REV REPO 0.070% 09/25/20 DD 09/24/20	14,500,000	14,500,000
BNP PARIBAS REV REPO 0.070% 10/23/20 DD 10/22/20	16,100,000	16,100,000
BNP PARIBAS REV REPO 0.080% 09/23/20 DD 09/22/20	14,200,000	14,200,000
BNP PARIBAS REV REPO 0.080% 09/24/20 DD 09/23/20	14,200,000	14,200,000
BNP PARIBAS REV REPO 0.080% 10/22/20 DD 10/21/20	13,700,000	13,700,000
BNP PARIBAS REV REPO 0.080% 11/25/20 DD 11/24/20	20,200,000	20,200,000
BNP PARIBAS REV REPO 0.090% 09/30/20 DD 09/29/20	14,600,000	14,600,000
BNP PARIBAS REV REPO 0.090% 10/02/20 DD 10/01/20	15,700,000	15,700,000
BNP PARIBAS REV REPO 0.090% 10/30/20 DD 10/29/20	17,100,000	17,100,000
BNP PARIBAS REV REPO 0.090% 11/19/20 DD 11/18/20	21,200,000	21,200,000
BNP PARIBAS REV REPO 0.090% 11/27/20 DD 11/25/20	20,900,000	20,900,000
BNP PARIBAS REV REPO 0.100% 10/09/20 DD 10/08/20	14,900,000	14,900,000
BNP PARIBAS REV REPO 0.100% 10/20/20 DD 10/19/20	13,800,000	13,800,000
BNP PARIBAS REV REPO 0.100% 10/26/20 DD 10/23/20	16,300,000	16,300,000
BNP PARIBAS REV REPO 0.100% 10/29/20 DD 10/28/20	16,700,000	16,700,000
BNP PARIBAS REV REPO 0.100% 11/13/20 DD 11/12/20	19,300,000	19,300,000
BNP PARIBAS REV REPO 0.100% 11/18/20 DD 11/17/20	20,800,000	20,800,000
BNP PARIBAS REV REPO 0.110% 09/21/20 DD 09/18/20	14,000,000	14,000,000
BNP PARIBAS REV REPO 0.110% 09/22/20 DD 09/21/20	14,400,000	14,400,000
BNP PARIBAS REV REPO 0.110% 09/28/20 DD 09/25/20	14,500,000	14,500,000
BNP PARIBAS REV REPO 0.110% 09/29/20 DD 09/28/20	14,500,000	14,500,000
BNP PARIBAS REV REPO 0.110% 10/01/20 DD 09/30/20	14,500,000	14,500,000
BNP PARIBAS REV REPO 0.110% 10/05/20 DD 10/02/20	15,400,000	15,400,000
BNP PARIBAS REV REPO 0.110% 10/08/20 DD 10/07/20	14,900,000	14,900,000
BNP PARIBAS REV REPO 0.110% 10/13/20 DD 10/09/20	14,800,000	14,800,000
BNP PARIBAS REV REPO 0.110% 10/14/20 DD 10/13/20	12,700,000	12,700,000
BNP PARIBAS REV REPO 0.110% 10/15/20 DD 10/14/20	12,900,000	12,900,000
BNP PARIBAS REV REPO 0.110% 10/19/20 DD 10/16/20	13,100,000	13,100,000
BNP PARIBAS REV REPO 0.110% 10/27/20 DD 10/26/20	16,600,000	16,600,000
BNP PARIBAS REV REPO 0.110% 10/28/20 DD 10/27/20	15,800,000	15,800,000
BNP PARIBAS REV REPO 0.110% 11/02/20 DD 10/30/20	16,500,000	16,500,000
BNP PARIBAS REV REPO 0.110% 11/04/20 DD 11/03/20	18,300,000	18,300,000
BNP PARIBAS REV REPO 0.110% 11/12/20 DD 11/10/20	18,800,000	18,800,000
BNP PARIBAS REV REPO 0.110% 11/16/20 DD 11/13/20	19,300,000	19,300,000
BNP PARIBAS REV REPO 0.120% 09/15/20 DD 09/14/20	14,600,000	14,600,000
BNP PARIBAS REV REPO 0.120% 09/16/20 DD 09/15/20	14,600,000	14,600,000
BNP PARIBAS REV REPO 0.120% 09/17/20 DD 09/16/20	14,600,000	14,600,000
BNP PARIBAS REV REPO 0.120% 09/18/20 DD 09/17/20	13,800,000	13,800,000
BNP PARIBAS REV REPO 0.120% 10/06/20 DD 10/05/20	14,300,000	14,300,000
BNP PARIBAS REV REPO 0.120% 10/07/20 DD 10/06/20	15,200,000	15,200,000
BNP PARIBAS REV REPO 0.120% 10/16/20 DD 10/15/20	13,300,000	13,300,000
BNP PARIBAS REV REPO 0.120% 11/03/20 DD 11/02/20	17,200,000	17,200,000
BNP PARIBAS REV REPO 0.120% 11/10/20 DD 11/09/20	17,100,000	17,100,000
BNP PARIBAS REV REPO 0.120% 11/17/20 DD 11/16/20	19,000,000	19,000,000
BNP PARIBAS REV REPO 0.130% 11/05/20 DD 11/04/20	18,200,000	18,200,000
BNP PARIBAS REV REPO 0.130% 11/06/20 DD 11/05/20	18,500,000	18,500,000
BNP PARIBAS REV REPO 0.130% 11/09/20 DD 11/06/20	18,000,000	18,000,000
BNP PARIBAS REV REPO 1.140% 03/09/20 DD 03/06/20	28,600,000	28,600,000

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
BNP PARIBAS REV REPO 1.560% 01/29/20 DD 01/28/20	3,900,000	3,900,000
BNP PARIBAS REV REPO 1.590% 01/13/20 DD 01/10/20	3,200,000	3,200,000
BNP PARIBAS REV REPO 1.620% 01/31/20 DD 01/30/20	41,800,000	41,800,000
BNP PARIBAS REV REPO 1.620% 02/11/20 DD 02/10/20	15,600,000	15,600,000
BNP PARIBAS REV REPO 1.640% 02/03/20 DD 01/31/20	37,800,000	37,800,000
CCP IRS. R CNY-7D FIXING REPO PAY 2.57% 24 DEC 16	13,800,000	626
CITIGROUP GLOBAL REV REPO 0.070% 05/19/20 DD 05/18/20	1,000,000	1,000,000
CITIGROUP GLOBAL REV REPO 1.570% 01/30/20 DD 01/29/20	3,500,000	3,500,000
CITIGROUP GLOBAL REV REPO 1.630% 02/04/20 DD 02/03/20	3,700,000	3,700,000
CITIGROUP GLOBAL REV REPO 1.630% 02/06/20 DD 02/05/20	2,700,000	2,700,000
CITIGROUP GLOBAL REV REPO 1.630% 02/07/20 DD 02/06/20	2,100,000	2,100,000
CITIGROUP GLOBAL REV REPO 1.640% 02/03/20 DD 01/31/20	3,700,000	3,700,000
CITIGROUP GLOBAL REV REPO 1.650% 02/05/20 DD 02/04/20	3,400,000	3,400,000
CREDIT SUISSE REV REPO 1.540% 01/24/20 DD 01/23/20	40,000,000	40,000,000
CREDIT SUISSE REV REPO 1.540% 01/27/20 DD 01/24/20	39,200,000	39,200,000
CREDIT SUISSE REV REPO 1.550% 01/10/20 DD 01/09/20	35,400,000	35,400,000
CREDIT SUISSE REV REPO 1.550% 01/15/20 DD 01/14/20	40,800,000	40,800,000
CREDIT SUISSE REV REPO 1.550% 01/16/20 DD 01/15/20	40,900,000	40,900,000
CREDIT SUISSE REV REPO 1.550% 01/17/20 DD 01/16/20	40,800,000	40,800,000
CREDIT SUISSE REV REPO 1.550% 01/21/20 DD 01/17/20	40,700,000	40,700,000
CREDIT SUISSE REV REPO 1.550% 01/22/20 DD 01/21/20	40,800,000	40,800,000
CREDIT SUISSE REV REPO 1.560% 01/09/20 DD 01/08/20	37,000,000	37,000,000
CREDIT SUISSE REV REPO 1.560% 01/13/20 DD 01/10/20	35,200,000	35,200,000
CREDIT SUISSE REV REPO 1.580% 01/07/20 DD 01/06/20	36,400,000	36,400,000
CREDIT SUISSE REV REPO 1.580% 01/08/20 DD 01/07/20	36,800,000	36,800,000
DEUTSCHE BK FINL REV REPO 1.550% 01/28/20 DD 01/27/20	4,000,000	4,000,000
J P MORGAN CHASE REV REPO 0.000% 04/01/20 DD 03/31/20	3,000,000	3,000,000
J P MORGAN CHASE REV REPO 0.100% 10/21/20 DD 10/20/20	13,600,000	13,600,000
J P MORGAN CHASE REV REPO 1.560% 01/30/20 DD 01/29/20	38,100,000	38,100,000
MERRILL LYNCH REV REPO 0.000% 03/26/20 DD 03/25/20	4,000,000	4,000,000
MERRILL LYNCH REV REPO 0.000% 03/31/20 DD 03/30/20	3,600,000	3,600,000
MERRILL LYNCH REV REPO 0.000% 04/02/20 DD 04/01/20	3,700,000	3,700,000
MERRILL LYNCH REV REPO 0.020% 04/22/20 DD 04/21/20	4,900,000	4,900,000
MERRILL LYNCH REV REPO 0.060% 04/17/20 DD 04/16/20	4,600,000	4,600,000
MERRILL LYNCH REV REPO 0.060% 04/21/20 DD 04/20/20	4,700,000	4,700,000
MERRILL LYNCH REV REPO 0.070% 04/20/20 DD 04/17/20	4,500,000	4,500,000
MERRILL LYNCH REV REPO 0.080% 04/16/20 DD 04/15/20	6,300,000	6,300,000
MERRILL LYNCH REV REPO 0.080% 08/21/20 DD 08/20/20	3,700,000	3,700,000
MERRILL LYNCH REV REPO 0.090% 08/24/20 DD 08/21/20	8,600,000	8,600,000
MERRILL LYNCH REV REPO 0.090% 08/27/20 DD 08/26/20	11,700,000	11,700,000
MERRILL LYNCH REV REPO 0.090% 08/28/20 DD 08/27/20	11,500,000	11,500,000
MERRILL LYNCH REV REPO 0.090% 08/31/20 DD 08/28/20	13,200,000	13,200,000
MERRILL LYNCH REV REPO 0.100% 08/25/20 DD 08/24/20	8,500,000	8,500,000
MERRILL LYNCH REV REPO 0.100% 08/26/20 DD 08/25/20	10,300,000	10,300,000
MERRILL LYNCH REV REPO 0.100% 09/02/20 DD 09/01/20	13,000,000	13,000,000
MERRILL LYNCH REV REPO 0.110% 08/13/20 DD 08/12/20	3,300,000	3,300,000
MERRILL LYNCH REV REPO 0.110% 08/17/20 DD 08/14/20	6,900,000	6,900,000
MERRILL LYNCH REV REPO 0.110% 08/19/20 DD 08/18/20	6,600,000	6,600,000
MERRILL LYNCH REV REPO 0.110% 08/20/20 DD 08/19/20	7,900,000	7,900,000
MERRILL LYNCH REV REPO 0.110% 09/03/20 DD 09/02/20	13,800,000	13,800,000
MERRILL LYNCH REV REPO 0.110% 09/04/20 DD 09/03/20	13,600,000	13,600,000
MERRILL LYNCH REV REPO 0.120% 08/14/20 DD 08/13/20	6,200,000	6,200,000
MERRILL LYNCH REV REPO 0.120% 08/18/20 DD 08/17/20	7,100,000	7,100,000

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
MERRILL LYNCH REV REPO 0.120% 09/01/20 DD 08/31/20	13,100,000	13,100,000
MERRILL LYNCH REV REPO 0.120% 09/08/20 DD 09/04/20	14,500,000	14,500,000
MERRILL LYNCH REV REPO 0.120% 09/09/20 DD 09/08/20	14,000,000	14,000,000
MERRILL LYNCH REV REPO 0.120% 09/10/20 DD 09/09/20	13,300,000	13,300,000
MERRILL LYNCH REV REPO 0.120% 09/11/20 DD 09/10/20	14,100,000	14,100,000
MERRILL LYNCH REV REPO 0.120% 09/14/20 DD 09/11/20	14,300,000	14,300,000
MERRILL LYNCH REV REPO 0.130% 07/17/20 DD 07/16/20	3,200,000	3,200,000
MERRILL LYNCH REV REPO 0.130% 07/22/20 DD 07/21/20	3,400,000	3,400,000
MERRILL LYNCH REV REPO 0.130% 07/23/20 DD 07/22/20	3,500,000	3,500,000
MERRILL LYNCH REV REPO 0.140% 07/20/20 DD 07/17/20	4,400,000	4,400,000
MERRILL LYNCH REV REPO 0.140% 07/21/20 DD 07/20/20	3,200,000	3,200,000
MERRILL LYNCH REV REPO 1.550% 01/03/20 DD 01/02/20	36,400,000	36,400,000
MERRILL LYNCH REV REPO 1.560% 01/23/20 DD 01/22/20	40,700,000	40,700,000
MERRILL LYNCH REV REPO 1.560% 01/28/20 DD 01/27/20	38,900,000	38,900,000
MERRILL LYNCH REV REPO 1.560% 01/29/20 DD 01/28/20	38,000,000	38,000,000
MERRILL LYNCH REV REPO 1.570% 01/14/20 DD 01/13/20	35,200,000	35,200,000
MERRILL LYNCH REV REPO 1.580% 01/06/20 DD 01/03/20	36,200,000	36,200,000
MERRILL LYNCH REV REPO 1.610% 02/13/20 DD 02/12/20	31,100,000	31,100,000
MERRILL LYNCH REV REPO 1.620% 02/10/20 DD 02/07/20	36,700,000	36,700,000
MERRILL LYNCH REV REPO 1.620% 02/12/20 DD 02/11/20	31,100,000	31,100,000
MERRILL LYNCH REV REPO 1.620% 02/28/20 DD 02/27/20	29,200,000	29,200,000
MERRILL LYNCH REV REPO 1.630% 02/04/20 DD 02/03/20	37,900,000	37,900,000
MERRILL LYNCH REV REPO 1.630% 02/06/20 DD 02/05/20	36,100,000	36,100,000
MERRILL LYNCH REV REPO 1.630% 02/07/20 DD 02/06/20	21,500,000	21,500,000
MERRILL LYNCH REV REPO 1.640% 02/05/20 DD 02/04/20	36,000,000	36,000,000
RBC CAPITAL MAR REV REPO 1.620% 02/11/20 DD 02/10/20	16,000,000	16,000,000
RBC CAPITAL MAR REV REPO 1.630% 02/07/20 DD 02/06/20	15,200,000	15,200,000
TORONTO DOMINION REV REPO 0.000% 03/27/20 DD 03/26/20	4,600,000	4,600,000
TORONTO DOMINION REV REPO 0.000% 03/30/20 DD 03/27/20	4,000,000	4,000,000
TORONTO DOMINION REV REPO 0.010% 03/25/20 DD 03/24/20	3,900,000	3,900,000
TORONTO DOMINION REV REPO 0.020% 03/24/20 DD 03/23/20	4,400,000	4,400,000
TORONTO DOMINION REV REPO 0.060% 03/23/20 DD 03/20/20	3,800,000	3,800,000
TORONTO DOMINION REV REPO 0.070% 08/21/20 DD 08/20/20	5,000,000	5,000,000
TORONTO DOMINION REV REPO 0.080% 10/23/20 DD 10/22/20	100,000	100,000
TORONTO DOMINION REV REPO 0.110% 09/04/20 DD 09/03/20	100,000	100,000
TORONTO DOMINION REV REPO 0.350% 03/17/20 DD 03/16/20	11,600,000	11,600,000
TORONTO DOMINION REV REPO 0.830% 03/18/20 DD 03/17/20	7,400,000	7,400,000
TORONTO DOMINION REV REPO 1.130% 03/16/20 DD 03/13/20	11,300,000	11,300,000
TORONTO DOMINION REV REPO 1.150% 03/10/20 DD 03/09/20	25,500,000	25,500,000
TORONTO DOMINION REV REPO 1.160% 03/11/20 DD 03/10/20	18,900,000	18,900,000
TORONTO DOMINION REV REPO 1.170% 03/06/20 DD 03/05/20	29,100,000	29,100,000
TORONTO DOMINION REV REPO 1.210% 03/12/20 DD 03/11/20	21,100,000	21,100,000
TORONTO DOMINION REV REPO 1.240% 03/13/20 DD 03/12/20	18,400,000	18,400,000
TORONTO DOMINION REV REPO 1.300% 03/05/20 DD 03/04/20	29,100,000	29,100,000
TORONTO DOMINION REV REPO 1.600% 02/24/20 DD 02/21/20	32,800,000	32,800,000
TORONTO DOMINION REV REPO 1.610% 02/14/20 DD 02/13/20	31,500,000	31,500,000
TORONTO DOMINION REV REPO 1.610% 02/25/20 DD 02/24/20	32,600,000	32,600,000
TORONTO DOMINION REV REPO 1.620% 02/18/20 DD 02/14/20	32,100,000	32,100,000
TORONTO DOMINION REV REPO 1.620% 03/03/20 DD 03/02/20	27,100,000	27,100,000
TORONTO DOMINION REV REPO 1.630% 02/26/20 DD 02/25/20	30,900,000	30,900,000
TORONTO DOMINION REV REPO 1.630% 02/27/20 DD 02/26/20	30,100,000	30,100,000
TORONTO DOMINION REV REPO 1.640% 02/19/20 DD 02/18/20	32,400,000	32,400,000
TORONTO DOMINION REV REPO 1.640% 02/20/20 DD 02/19/20	29,100,000	29,100,000

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
TORONTO DOMINION REV REPO 1.640% 02/21/20 DD 02/20/20	29,600,000	29,600,000
TORONTO DOMINION REV REPO 1.650% 03/02/20 DD 02/28/20	28,200,000	28,200,000
TORONTO DOMINION REV REPO 1.770% 03/04/20 DD 03/03/20	28,400,000	28,400,000
Total Securities Purchased Under Agreements to Resell		$2,855,000,626
Fixed Income Securities
ANHEUSER-BUSCH INBEV WORLDWIDE 3.500% 01/12/24 DD 04/04/18	180,000	$197,588
AT&T INC 3.550% 06/01/24 DD 06/01/19	175,000	194,031
AT&T INC VAR RT 06/12/24 DD 08/22/18	200,000	198,000
BROADCOM INC 3.125% 04/15/21 DD 04/15/20	450,000	455,597
EUROPEAN UNION REGS 0.000% 10/04/30	200,000	245,234
EUROPEAN UNION REGS 0.000% 11/04/25	200,000	253,361
EUROPEAN UNION REGS 0.300% 11/04/50	100,000	134,490
FINLAND GOVERNMENT BOND 144A 0.500% 04/15/26	500,000	574,093
FINLAND GOVERNMENT BOND 144A 0.875% 09/15/25	200,000	253,914
GOVERNMENT OF CANADA 2.750% 01-DEC-48 SER D358	7,400,000	7,399,136
ISRAEL GOVERNMENT BOND - FIXED 2.000% 03/31/27	500,000	164,079
ITALY BUONI POLIENNALI DE 144A 2.450% 09/01/50	200,000	274,791
JAPAN GOVERNMENT TWENTY YEAR B 1.200% 03/20/35	20,000,000	216,872
JAPAN GOVERNMENT TWENTY YEAR B 1.200% 12/20/34	20,000,000	220,839
JAPAN GOVERNMENT TWENTY YEAR B 1.600% 03/20/33	440,000,000	4,906,507
JAPAN GOVERNMENT TWENTY YEAR B 1.700% 06/20/33	390,000,000	4,513,356
NEW SOUTH WALES TREASURY REGS 3.000% 02/20/30	100,000	83,294
QUEENSLAND TREASURY CORP 144A 3.500% 08/21/30	200,000	179,744
SPAIN GOVERNMENT BOND 144A 0.600% 10/31/29	2,800,000	3,095,834
TREASURY CORP OF VICTORIA 1.500% 11/20/30	200,000	149,453
TREASURY CORP OF VICTORIA 2.500% 10/22/29	50,000	39,837
WESTERN AUSTRALIAN TREASU REGS 2.750% 07/24/29	50,000	40,601
Total Fixed Income Securities		$23,790,651
Common Stock
AJ BELL PLC	33,573	$192,114
ANTA SPORTS PRODUCTS LTD HK/020	154,000	1,713,700
BANK MANDIRI PERSERO TBK PT	264,600	81,044
BOA VISTA SERVICOS SA	53,200	126,275
COMMERZBANK AG	72,810	(317,480)
COUNTRY GARDEN SERVICES HOLDIN HK/06098	256,000	1,534,236
DEUTSCHE POST AG	17,527	606,957
HAIDILAO INTERNATIONAL HOLDING HK/06862	40,000	272,004
HONG KONG EXCHANGES & CLEARING HK/00388	8,211	387,041
ICICI PRUDENTIAL LIFE INSURANC	21,524	117,541
ISRACARD LTD	2,292	6,127
KINGFISHER PLC	169,392	629,013
KONE OYJ	13,103	770,969
KONINKLIJKE AHOLD DELHAIZE NV	56,051	1,415,322
MINTH GROUP LTD HK/00425	206,000	993,305
ROTORK PLC	147,285	526,005
SAFARICOM PLC	1,920,400	544,240
SAMSUNG ELECTRONICS CO LTD GDR	156	145,541
SANLAM LTD	209,840	651,689
SBI LIFE INSURANCE CO LTD	41,724	431,111
SG HOLDINGS CO LTD	12,800	277,618

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
SILTRONIC AG	3,228	380,005
SQUARE ENIX HOLDINGS CO LTD	4,500	196,487
TCS GROUP HOLDING PLC GDR	18,011	426,172
VONOVIA SE	13,708	892,761
WAL-MART DE MEXICO SAB DE CV	280,800	693,165
Total Common Stock		$ 13,692,962
Derivatives
90DAY STERLING FUTURE (ICF) EXP MAR 20	22	$ 976
90DAY STERLING FUTURE (ICF) EXP MAR 21	22	4,812
90DAY STERLING FUTURE (ICF) EXP SEP 20	22	3,748
ABBVIE INC 2.150% 11/19/21 DD 05/19/20	825,000	838,836
ALUMINUM HG FUTURE (LME) EXP JAN 20	3	200
ALUMINUM HG FUTURE (LME) EXP JAN 21	4	(25)
ALUMINUM HG FUTURE (LME) EXP SEP 20	1	5,044
AUST 10Y BOND FUTURE (SFE) EXP DEC 20	14	(12,248)
AUSTRALIAN 10YR BOND FUT (SFE) EXP JUN 20	2	(1,110)
AUSTRALIAN 10YR BOND FUT (SFE) EXP SEP 20	5	7,397
BRENT CRUDE FUT (ICE) JAN 21 CALL JAN 21 047.000 ED 112520	12	(11,276)
BRENT CRUDE FUTURE (ICE) EXP AUG 20	23	31,355
BRENT CRUDE FUTURE (ICE) EXP FEB 21	27	(10,445)
BRENT CRUDE FUTURE (ICE) EXP JAN 21	29	(14,810)
BRENT CRUDE FUTURE (ICE) EXP NOV 20	3	(68,468)
BRENT CRUDE FUTURE (ICE) EXP SEP 20	9	(38,132)
BRENT CRUDE FUTURE (ICE) EXP SEP 21	1	(70,093)
BRT/DUBAI 1ST LN FUT (ICE) EXP JUN 20	2	(1,507)
BRT/DUBAI 1ST LN FUT (ICE) EXP MAY 20	3	7,170
CALIFCARBALLWVIN2 FUTURE (ICF) EXP DEC 20	20	7,265
CAN 10YR BOND FUTURE (MSE) EXP JUN 20	30	(182,870)
CANADA 10YR BOND FUTURE (MSE) EXP DEC 20	24	24,068
CANADA 10YR BOND FUTURE (MSE) EXP SEP 20	24	(1,470)
CCP CDX R 1% P CDX IG33 5Y ICE 20 DEC 24 ICE	34,000,000	6,964
CCP CDX. BP UL CDX.NA.IG.34 CM PAY 100BPS 25 JUN 20	10,600,000	(69,529)
CCP CDX. BP UL ITRAXX EUROPE 3 PAY 100BPS 24 DEC 20	1,400,000	(21,660)
CCP CDX. BP UL ITRAXX EUROPE S PAY 100BPS 25 JUN 20	600,000	(8,156)
CCP CDX. SP UL CDX.NA.IG.34 CM 1.000% 00BPS 25 JUN 20	10,700,000	112,874
CCP CDX. SP UL CDX.NA.IG.34 CM REC 100BPS 25 JUN 20	10,700,000	–
CCP CDX. SP UL ITRAXX EUROPE 3 REC 100BPS 24 DEC 20	4,800,000	34,604
CCP IRS R 0% P EUR006M CALL AUG 20 000.000 ED 082420	100,000	(2,148)
CCP IRS R 0% P EUR006M CALL AUG 20 000.010 ED 082520	100,000	(1,264)
CCP IRS. P CHF-LIBOR-BBA 6M CM REC -0.53% 25 JUN 30	1,000,000	(472)
CCP IRS. P EUR-EURIBOR-REUTERS REC 0.15% 30 JUN 17	6,400,000	97,840
CCP IRS. P EUR-EURIBOR-REUTERS REC 0.25% 30 DEC 15	10,000,000	309,487
CCP IRS. P EUR-EURIBOR-REUTERS REC -0.15% 25 DEC 15	2,800,000	28,322
CCP IRS. P GBP-LIBOR-BBA 6M CM REC 0.5% 25 DEC 16	3,600,000	32,330
CCP IRS. P GBP-LIBOR-BBA 6M CM REC 0.5% 50 DEC 16	1,400,000	12,384
CCP IRS. P GBP-LIBOR-BBA 6M CM REC 1.0% 50 JUN 17	200,000	22,184
CCP IRS. P GBP-LIBOR-BBA 6M CM REC 0.25% 22 DEC 16	4,000,000	9,174
CCP IRS. P GBP-LIBOR-BBA 6M CM REC 0.74% 24 FEB 14	4,400,000	13,219
CCP IRS. P GBP-LIBOR-BBA 6M CM REC 0.75% 22 JUN 17	10,800,000	62,540
CCP IRS. P GBP-LIBOR-BBA 6M CM REC 0.75% 24 FEB 17	6,600,000	18,440
CCP IRS. P USD-LIBOR-BBA 3M CM REC 1.0% 22 JUN 17	7,400,000	14,583
CCP IRS. P USD-LIBOR-BBA 3M CM REC 1.5% 50 JUN 17	1,600,000	155,541

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
CCP IRS. P USD-LIBOR-BBA 3M CM REC 1.25% 25 JUN 17	400,000	(1,320)
CCP IRS. P USD-LIBOR-BBA 3M CM REC 1.25% 30 JUN 17	10,600,000	253,976
CCP IRS. P USD-LIBOR-BBA 3M CM REC 1.39% 50 DEC 23	600,000	(1,352)
CCP IRS. R CAD-BA-CDOR 3M CME PAY 1.39% 50 MAR 18	400,000	4,324
CCP IRS. R EUR-EURIBOR-REUTERS PAY 0.0% 50 SEP 16	1,000,000	8,274
CCP IRS. R EUR-EURIBOR-REUTERS PAY 0.5% 50 JUN 17	800,000	(58,903)
CCP IRS. R EUR-EURIBOR-REUTERS PAY 0.6% 50 DEC 15	2,600,000	(305,810)
CCP IRS. R EUR-EURIBOR-REUTERS PAY -0.3% 22 DEC 15	18,400,000	(54,888)
CCP IRS. R EUR-EURIBOR-REUTERS PAY -0.25% 30 SEP 16	800,000	4,369
CCP IRS. R GBP-LIBOR-BBA 6M CM PAY 0.5% 30 DEC 16	2,400,000	(12,259)
CCP IRS. R GBP-LIBOR-BBA 6M CM PAY 0.5% 50 JUN 17	1,400,000	(12,249)
CCP IRS. R GBP-LIBOR-BBA 6M CM PAY 0.8% 28 FEB 14	900,000	(11,922)
CCP IRS. R GBP-LIBOR-BBA 6M CM PAY 0.25% 22 DEC 16	6,800,000	3,044
CCP IRS. R GBP-LIBOR-BBA 6M CM PAY 0.81% 28 FEB 17	1,400,000	(17,320)
CCP IRS. R GBP-LIBOR-BBA 6M CM PAY 1.24% 21 SEP 18	11,000,000	(71,637)
CCP IRS. R NZD-BBR-FRA 3M CME PAY 0.11% 23 DEC 16	1,000,000	1,184
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.0% 22 JUN 17	3,000,000	3,962
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.0% 25 DEC 16	3,800,000	(54,431)
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.5% 50 JUN 17	1,700,000	(94,965)
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.25% 25 JUN 17	5,200,000	(96,040)
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.25% 51 JUN 16	600,000	13,718
CCP IRS. R USD-LIBOR-BBA 3M CM PAY 1.57% 22 FEB 27	10,000,000	(107,746)
CCP OIS. P 0.5% R SONIA 30 DEC 16 LCH	600,000	(11,298)
CCP OIS. P STERLING OVERNIGHT REC 0.5% 25 DEC 16	2,200,000	37,648
CCP OIS. P STERLING OVERNIGHT REC 0.25% 22 DEC 16	4,000,000	15,129
CCP ZCS. P EUR-EURIBOR-REUTERS REC -0.33% 21 DEC 14	6,200,000	2,310
CCP ZCS. P EUR-EURIBOR-REUTERS REC -0.34% 21 DEC 11	11,400,000	4,314
CHICAGO ETHANOL S FUTURE (NYM) EXP APR 20	17	(162,926)
CHICAGO ETHANOL S FUTURE (NYM) EXP AUG 20	4	20,580
CHICAGO ETHANOL S FUTURE (NYM) EXP DEC 20	2	15,940
CHICAGO ETHANOL S FUTURE (NYM) EXP JAN 21	2	13,136
CHICAGO ETHANOL S FUTURE (NYM) EXP JUL 20	4	(3,010)
CHICAGO ETHANOL S FUTURE (NYM) EXP JUN 20	6	(31,645)
CHICAGO ETHANOL S FUTURE (NYM) EXP MAY 20	13	(118,462)
CHICAGO ETHANOL S FUTURE (NYM) EXP NOV 20	2	6,875
CHICAGO ETHANOL S FUTURE (NYM) EXP OCT 20	2	155
CHICAGO ETHANOL S FUTURE (NYM) EXP SEP 20	4	27,794
COCOA FUTURE (NYB) EXP DEC 20	1	2,340
COCOA FUTURE (NYB) EXP JUL 20	2	345
COCOA FUTURE (NYB) EXP MAY 20	1	5,105
COCOA FUTURE (NYB) EXP SEP 20	2	(3,920)
COFFEE ‘C’ FUTURE (NYB) EXP DEC 20	1	(6,553)
COFFEE ‘C’ FUTURE (NYB) EXP JUL 20	2	12,606
COFFEE ‘C’ FUTURE (NYB) EXP MAY 20	3	(7,974)
COFFEE ‘C’ FUTURE (NYB) EXP SEP 20	1	8,262
COMMIT TO PUR FNMA SF MT (OTC) CALL SEP 20 103.3125 ED 090820	200,000	(16)
COPPER FUTURE (CMX) EXP DEC 20	3	10,181
COPPER FUTURE (CMX) EXP JUL 20	3	13,217
COPPER FUTURE (CMX) EXP MAY 20	13	121,615
COPPER FUTURE (CMX) EXP SEP 20	2	9,966
COPPER FUTURE (LME) EXP MAY 20	5	(119,760)
CORN FUT (CBT) DEC 20 CALL DEC 20 380.000 ED 1120	6	3,581
CORN FUT (CBT) DEC 20 PUT DEC 20 300.000 ED 11/20/20	6	(191)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
CORN FUTURE (CBT) EXP SEP 20	29	4,091
COTTON NO 2 FUTURE (NYB) EXP DEC 20	–	(2,449)
COTTON NO 2 FUTURE (NYB) EXP JUL 20	1	963
COTTON NO 2 FUTURE (NYB) EXP MAY 20	2	(8,399)
COTTON NO.2 FUTURE (NYB) EXP MAY 21	1	(563)
EURO BUXL 30Y BND FUTURE (EUX) EXP JUN 20	5	(78,432)
EURO-BOBL FUTURE (EUX) EXP DEC 20	21	9,006
EURO-BOBL FUTURE (EUX) EXP JUN 20	21	(14,784)
EURO-BOBL FUTURE (EUX) EXP SEP 20	21	9,082
EURO-BTP FUTURE (EUX) EXP DEC 20	67	336,397
EURO-BTP FUTURE (EUX) EXP JUN 20	52	(341,905)
EURO-BTP FUTURE (EUX) EXP SEP 20	51	474,898
EURO-BUND FUTURE (EUX) EXP DEC 20	36	(46,049)
EURO-BUND FUTURE (EUX) EXP JUN 20	42	(14,541)
EURO-BUND FUTURE (EUX) EXP SEP 20	42	(42,913)
EURO-BUXL 30Y BND FUTURE (EUX) EXP DEC 20	5	74,497
EURO-BUXL 30Y BND FUTURE (EUX) EXP SEP 20	5	35,161
EURO-OAT FUTURE (EUX) EXP DEC 20	6	27,919
EURO-OAT FUTURE (EUX) EXP JUN 20	23	99,158
EURO-OAT FUTURE (EUX) EXP SEP 20	6	14,399
EURO-SCHATZ FUTURE (EUX) EXP DEC 20	98	(9,843)
EURO-SCHATZ FUTURE (EUX) EXP JUN 20	120	(7,800)
EURO-SCHATZ FUTURE (EUX) EXP SEP 20	74	4,580
GAS OIL FUTURE (ICE) EXP NOV 20	4	(2,331)
GASOLINE RBOB FUTURE (NYM) EXP APR 20	1	(3,423)
GASOLINE RBOB FUTURE (NYM) EXP AUG 20	7	(26,311)
GASOLINE RBOB FUTURE (NYM) EXP DEC 20	5	(5,199)
GASOLINE RBOB FUTURE (NYM) EXP DEC 21	1	7,163
GASOLINE RBOB FUTURE (NYM) EXP FEB 21	5	(7,643)
GASOLINE RBOB FUTURE (NYM) EXP JAN 21	5	4,423
GASOLINE RBOB FUTURE (NYM) EXP JUL 20	1	(85,247)
GASOLINE RBOB FUTURE (NYM) EXP JUN 20	3	(30,133)
GASOLINE RBOB FUTURE (NYM) EXP MAY 20	12	(212,030)
GASOLINE RBOB FUTURE (NYM) EXP NOV 20	2	4,680
GASOLINE RBOB FUTURE (NYM) EXP OCT 20	1	(60,249)
GASOLINE RBOB FUTURE (NYM) EXP SEP 20	22	104,575
GBP/EUR SPOT OPTION 20 CALL APR 20 000.860 ED 042220	882,000	(18,551)
GLOBEX NATURL GAS FUTURE (NYM) EXP MAY 20	15	1,303
GLOBEX NATURL GAS FUTURE (NYM) EXP OCT 20	1	2,760
GOLD 100 OZ FUT (CMX) DEC 20 PUT DEC 20 1900.000 ED 112420	1	(1)
GOLD 100 OZ FUT (CMX) OCT 20 PUT OCT 20 1950.000 ED 092420	1	(1)
GOLD 100 OZ FUTURE (CMX) EXP APR 21	1	(391)
GOLD 100 OZ FUTURE (CMX) EXP AUG 20	27	(107,083)
GOLD 100 OZ FUTURE (CMX) EXP DEC 20	32	(173,473)
GOLD 100 OZ FUTURE (CMX) EXP JUN 20	40	(256,860)
GOLD 100 OZ FUTURE (CMX) EXP MAR 20	–	(11,429)
GOLD 100 OZ FUTURE (CMX) EXP MAY 20	1	(4,610)
GOLD 100 OZ FUTURE (CMX) EXP OCT 20	1	(173,495)
HSTN V. WTI TRD M FUTURE (NYM) EXP AUG 20	1	(420)
HSTN V. WTI TRD M FUTURE (NYM) EXP JAN 21	1	(950)
HSTN V. WTI TRD M FUTURE (NYM) EXP JUL 20	1	1,070
HSTN V. WTI TRD M FUTURE (NYM) EXP SEP 20	1	(620)
INTEL CORP (OTC) CALL MAR 20 068.000 ED 0320	24	(3,072)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
INTEL CORP CALL MAR 20 070.000 ED 0320	22	(1,321)
IRON ORE 62% (SGX) EXP JAN 21	1	3,160
IRS GBP 10Y P 1.16000 LCH PUT APR 20 001.160 ED 040220	1,600,000	(1,033)
IRS. R ILS-TELBOR01-REUTERS 3M P 0.6% 29 MAY 01	1,000,000	(442)
IRS. R ILS-TELBOR01-REUTERS 3M P 0.54% 29 APR 29	800,000	(185)
IRS. R ILS-TELBOR01-REUTERS 3M P 0.64% 29 APR 25	2,200,000	(2,154)
ISHARES RUSSELL 2000 ETF (OTC) CALL AUG 20 152.000 ED 080720	645	114,165
ISHARES RUSSELL 2000 ETF (OTC) CALL AUG 20 156.000 ED 080720	430	12,470
IW-IW SPREAD V0-F1 SEP 20 PUT OCT 20 000.600 ED 09/25/20	2	(13,182)
JPN 10Y BOND FUTURE (OSE) EXP DEC 20	1	2,011
JPN 10Y BOND FUTURE (OSE) EXP JUN 20	1	(24,474)
JPN 10Y BOND FUTURE (OSE) EXP MAR 20	1	7,344
JPN 10Y BOND FUTURE (OSE) EXP SEP 20	1	(847)
JPY/CAD SPOT OPTION 20 CALL OCT 20 082.000 ED 103020	873,000	(651)
JPY/CAD SPOT OPTION 21 CALL FEB 21 082.500 ED 022521	658,000	(2,248)
JPY/CAD SPOT OPTION 21 PUT FEB 21 077.000 ED 022521	658,000	8,079
JPY/SGD SPOT OPTION 20 CALL MAR 20 082.000 ED 032620	666,000	(387)
JPY/SGD SPOT OPTION 20 PUT MAR 20 078.500 ED 032620	666,000	1,988
KC HRW WHEAT FUTURE (CBT) EXP DEC 20	32	2,373
KC HRW WHEAT FUTURE (CBT) EXP SEP 20	29	(48,283)
KRW/USD SPOT OPTION 20 CALL DEC 20 1220.000 ED 121620	503,000	(3,536)
KRW/USD SPOT OPTION 20 CALL OCT 20 1225.000 ED 102820	498,000	(861)
KRW/USD SPOT OPTION 20 PUT DEC 20 1170.000 ED 121620	503,000	6,107
KRW/USD SPOT OPTION 20 PUT OCT 20 1175.000 ED 102820	498,000	5,284
LAM RESEARCH CORP PUT DEC 20 390.000 ED 12/18/20	4	(76)
LEAD FUTURE (LME) EXP MAR 21	1	(6)
LEAN HOGS FUTURE (CME) EXP DEC 20	3	1,619
LEAN HOGS FUTURE (CME) EXP FEB 21	4	(49)
LEAN HOGS FUTURE (CME) EXP JUN 21	1	691
LIVE CATTLE FUTURE (CME) EXP APR 20	7	44,453
LIVE CATTLE FUTURE (CME) EXP AUG 20	5	7,941
LIVE CATTLE FUTURE (CME) EXP DEC 20	8	8,070
LIVE CATTLE FUTURE (CME) EXP FEB 21	4	(1,482)
LIVE CATTLE FUTURE (CME) EXP JUN 20	4	38,633
LIVE CATTLE FUTURE (CME) EXP JUN 21	1	(372)
LIVE CATTLE FUTURE (CME) EXP OCT 20	7	4,505
LME PRI ALUM FUTURE (LME) EXP JUL 20	1	(169)
LONG GILT FUTURE (ICF) EXP DEC 20	10	(5,276)
LONG GILT FUTURE (ICF) EXP JUN 20	5	(57,619)
LONG GILT FUTURE (ICF) EXP SEP 20	10	(13,126)
LOW SU GASOIL G FUTURE (ICE) EXP APR 20	8	(3,883)
LOW SU GASOIL G FUTURE (ICE) EXP AUG 20	2	(27,145)
LOW SU GASOIL G FUTURE (ICE) EXP DEC 20	70	(516,932)
LOW SU GASOIL G FUTURE (ICE) EXP JUL 20	3	(27,779)
LOW SU GASOIL G FUTURE (ICE) EXP JUN 20	9	101,562
LOW SU GASOIL G FUTURE (ICE) EXP MAR 21	9	75,660
LOW SU GASOIL G FUTURE (ICE) EXP MAY 20	5	65,022
LOW SU GASOIL G FUTURE (ICE) EXP OCT 20	4	(20,963)
LOW SU GASOIL G FUTURE (ICE) EXP SEP 20	18	124,041
M BELV PROP 5 DE FUTURE (NYM) EXP DEC 20	1	(5,523)
M BELV PROP 5 DE FUTURE (NYM) EXP NOV 20	1	(5,523)
M BELV PROP 5 DE FUTURE (NYM) EXP OCT 20	1	(5,523)
MT BELV N BUT 5DE FUT (NYM) EXP DEC 20	1	8,715

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
MT BELV N BUT 5DE FUT (NYM) EXP NOV 20	1	8,715
MT BELV N BUT 5DE FUT (NYM) EXP OCT 20	1	8,715
NAT GAS EUR FUTURE APR 20 CALL APR 20 002.350 ED 032620	3	173
NAT GAS EUR FUTURE APR 20 PUT APR 20 001.950 ED 03/26/20	6	(7,128)
NAT GAS EUR FUTURE JUN 20 CALL JUN 20 002.300 ED 052620	2	(42)
NAT GAS EUR FUTURE JUN 20 PUT JUN 20 001.800 ED 05/26/20	1	1,788
NAT GAS EUR FUTURE NOV 20 CALL NOV 20 002.750 ED 102720	1	(1,046)
NAT GAS EUR FUTURE NOV 20 CALL NOV 20 003.000 ED 102720	4	(2,839)
NAT GAS EUR FUTURE NOV 20 PUT NOV 20 002.000 ED 10/27/20	2	1,095
NAT GAS EUR FUTURE NOV 20 PUT NOV 20 002.200 ED 10/27/20	2	1,892
NAT GAS EUR FUTURE SEP 20 CALL SEP 20 002.200 ED 082620	3	(6,295)
NAT GAS EUR OPT FUTURE DEC 20 PUT DEC 20 002.750 ED 11/24/20	1	498
NAT GAS EUR OPT FUTURE JAN 21 PUT JAN 21 002.800 ED 12/28/20	1	(4,951)
NAT GAS FUTURE (ICE) EXP AUG 20	3	(270)
NAT GAS FUTURE (ICE) EXP DEC 20	1	1,695
NAT GAS FUTURE (ICE) EXP JUL 20	4	7,038
NAT GAS FUTURE (ICE) EXP SEP 20	2	5,646
NATURAL GAS FUTURE (NYM) EXP AUG 20	66	(16,655)
NATURAL GAS FUTURE (NYM) EXP DEC 20	9	(203)
NATURAL GAS FUTURE (NYM) EXP JUL 20	110	(187,549)
NATURAL GAS FUTURE (NYM) EXP JUN 20	48	(44,195)
NATURAL GAS FUTURE (NYM) EXP MAY 20	32	(93,411)
NATURAL GAS FUTURE (NYM) EXP NOV 20	2	(29,846)
NATURAL GAS FUTURE (NYM) EXP SEP 20	2	355,340
NATURAL GAS FUTURE OCT 20 CALL OCT 20 002.500 ED 092520	2	(4,067)
NICKEL FUTURE (LME) EXP DEC 20	1	(3,308)
NICKEL FUTURE (LME) EXP JAN 21	1	(6)
NICKEL FUTURE (LME) EXP JUL 20	1	(3,105)
NICKEL FUTURE (LME) EXP MAY 20	3	(9,048)
NICKEL FUTURE (LME) EXP NOV 20	1	4,527
NICKEL FUTURE (LME) EXP SEP 20	1	6,387
NICKEL FUTURE(LME) EXP JAN 20	3	18,426
NOK/EUR SPOT OPTION 20 PUT JAN 20 098.870 ED 01/23/20	450,000	3,337
NY HARB ULSD FUTURE (NYM) EXP DEC 20	5	14,214
NY HARB ULSD FUTURE (NYM) EXP JUL 20	14	(189,048)
NY HARB ULSD FUTURE (NYM) EXP JUN 20	1	(19,048)
NY HARB ULSD FUTURE (NYM) EXP MAR 21	4	(3,306)
NY HARB ULSD FUTURE (NYM) EXP MAY 20	3	46,843
NY HARB ULSD FUTURE (NYM) EXP OCT 20	1	(27,400)
NY HARB ULSD FUTURE (NYM) EXP SEP 20	10	79,834
PLATINUM FUT (NYM) JUL 20 CALL JUL 20 775.000 ED 061720	1	(2)
PLATINUM FUT (NYM) JUL 20 CALL JUL 20 800.000 ED 061720	1	(2)
PLATINUM FUTURE (NYM) EXP JUL 20	19	40,090
PLATINUM FUTURE (NYM) EXP OCT 20	1	(36,050)
PRI ALUMINUM FUTURE (LME) EXP DEC 20	1	(2,275)
PRI ALUMINUM FUTURE (LME) EXP MAR 20	–	1,531
PRI ALUMINUM FUTURE (LME) EXP MAY 20	1	656
PRI ALUMINUM FUTURE (LME) EXP NOV 20	3	(243)
SHORT EURO-BTP FUTURE (EUX) EXP JUN 20	37	(12,854)
SILVER FUTURE (CMX) EXP APR 20	1	(5,502)
SILVER FUTURE (CMX) EXP AUG 20	3	94,000
SILVER FUTURE (CMX) EXP DEC 20	28	(461,733)
SILVER FUTURE (CMX) EXP FEB 20	1	(2,840)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
SILVER FUTURE (CMX) EXP JUL 20	2	118,873
SILVER FUTURE (CMX) EXP MAY 20	16	183,094
SILVER FUTURE (CMX) EXP OCT 20	1	15,398
SILVER FUTURE (CMX) EXP SEP 20	16	(526,231)
SOYBEAN FUTURE (CBT) EXP JAN 21	2	26,618
SOYBEAN FUTURE (CBT) EXP JUL 20	4	10,616
SOYBEAN FUTURE (CBT) EXP JUL 21	1	714
SOYBEAN FUTURE (CBT) EXP NOV 20	5	(78,943)
SOYBEAN FUTURE (CBT) EXP NOV 21	1	659
SOYBEAN MEAL FUTURE (CBT) EXP DEC 20	3	(14,363)
SOYBEAN MEAL FUTURE (CBT) EXP JAN 21	5	6,768
SOYBEAN MEAL FUTURE (CBT) EXP JUL 20	1	1,320
SOYBEAN MEAL FUTURE (CBT) EXP MAR 20	2	2,327
SOYBEAN MEAL FUTURE (CBT) EXP MAY 20	3	(889)
SOYBEAN MEAL FUTURE (CBT) EXP MAY 21	1	2,497
SOYBEAN OIL FUTURE (CBT) EXP DEC 20	5	(8,949)
SOYBEAN OIL FUTURE (CBT) EXP JAN 21	3	3,999
SOYBEAN OIL FUTURE (CBT) EXP JUL 20	4	(1,460)
SOYBEAN OIL FUTURE (CBT) EXP MAR 20	8	(14,911)
SOYBEAN OIL FUTURE (CBT) EXP MAY 20	8	(20,425)
SOYBEAN OIL FUTURE (CBT) EXP MAY 21	1	1,131
SUGAR #11 WORLD FUTURE (NYB) EXP JUL 20	24	36,366
SUGAR #11 WORLD FUTURE (NYB) EXP OCT 20	11	(22,008)
TRS EL R SPGCESP EQUITY P 0% 20 DEC 31	912	17,175,140
TRS EL R SPGCESP INDEX P 0% 20 DEC 31	89	1,676,083
TTF NAT GAS F FUTURE (EDX) EXP AUG 20	3	539
TTF NAT GAS F FUTURE (EDX) EXP DEC 20	6	8,375
TTF NAT GAS F FUTURE (EDX) EXP JUL 20	4	4,213
TTF NAT GAS F FUTURE (EDX) EXP NOV 20	8	(11,318)
TTF NAT GAS F FUTURE (EDX) EXP SEP 20	2	3,773
US 10YR NOTE FUTURE (CBT) EXP DEC 20	75	(35,979)
US 10YR NOTE FUTURE (CBT) EXP SEP 20	85	36,663
US 10YR TREAS NTS FUTURE (CBT) EXP JUN 20	136	602,286
US 10YR ULTRA FUTURE (CBT) EXP DEC 20	9	23,983
US 10YR ULTRA FUTURE (CBT) EXP JUN 20	9	(78,792)
US 10YR ULTRA FUTURE (CBT) EXP SEP 20	9	(12,033)
US 2YR NOTE FUTURE (CBT) EXP DEC 20	275	(8,887)
US 2YR NOTE FUTURE (CBT) EXP SEP 20	288	46
US 2YR TREAS NTS FUT (CBT) EXP JUN 20	256	718,929
US 5YR NOTE FUTURE (CBT) EXP DEC 20	60	(11,345)
US 5YR NOTE FUTURE (CBT) EXP JUN 20	76	486,602
US 5YR NOTE FUTURE (CBT) EXP SEP 20	45	16,713
US LONG BOND FUTURE (CBT) EXP DEC 20	22	88,823
US LONG BOND FUTURE (CBT) EXP SEP 20	26	(52,024)
US TREAS BD FUTURE (CBT) EXP JUN 20	28	(370,685)
US ULTRA BOND (CBT) EXP DEC 20	22	(135,390)
US ULTRA BOND (CBT) EXP JUN 20	23	511,163
US ULTRA BOND (CBT) EXP SEP 20	23	61,529
USD/EUR SPOT OPTION 20 CALL SEP 20 001.1625 ED 091520	441,000	9,437
USD/EUR SPOT OPTION 20 CALL SEP 20 001.200 ED 091520	441,000	3,805
USD/EUR SPOT OPTION 20 PUT SEP 20 001.105 ED 091520	441,000	(256)
USD/EUR SPOT OPTION 21 CALL JAN 21 001.1625 ED 012921	444,000	15,575
USD/EUR SPOT OPTION 21 CALL JAN 21 001.200 ED 012921	444,000	9,098

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2020

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
USD/EUR SPOT OPTION 21 PUT JAN 21 001.0925 ED 012921	444,000	(565)
WHEAT FUTURE (CBT) EXP DEC 20	30	77,717
WHEAT FUTURE (CBT) EXP JUL 21	2	(379)
WHEAT FUTURE (CBT) EXP SEP 20	10	1,730
WHITE SUGAR FUTURE (ICE) EXP AUG 20	16	(711)
WHITE SUGAR FUTURE (ICE) EXP OCT 20	9	22,648
WTI CRUDE FUT (NYM) JAN 21 CALL JAN 21 046.000 ED 121620	12	(10)
WTI CRUDE FUTURE (ICE) EXP APR 20	1	(7,140)
WTI CRUDE FUTURE (ICE) EXP FEB 21	1	3,432
WTI CRUDE FUTURE (ICE) EXP JAN 21	3	(26,391)
WTI CRUDE FUTURE (ICE) EXP SEP 20	3	57,018
WTI CRUDE FUTURE (NYM) EXP APR 20	4	(26,026)
WTI CRUDE FUTURE (NYM) EXP AUG 20	1	130,766
WTI CRUDE FUTURE (NYM) EXP JAN 21	15	21,277
WTI CRUDE FUTURE (NYM) EXP JUL 20	26	241,194
WTI CRUDE FUTURE (NYM) EXP MAY 20	7	(72,224)
WTI CRUDE FUTURE (NYM) EXP NOV 20	1	(292,103)
WTI CRUDE FUTURE (NYM) EXP OCT 20	8	41,413
WTI MIDLVSWTI TM FUTURE (NYM) EXP JAN 21	1	440
WTI-BRENT SPRDZ0-Z0 (OTC) CALL OCT 20 003.000 ED 102920	1	(1,521)
ZINC FUTURE (LME) EXP DEC 20	1	(1,144)
ZINC FUTURE (LME) EXP JAN 20	4	(10,463)
ZINC FUTURE (LME) EXP JAN 21	4	(25)
ZINC FUTURE (LME) EXP JUL 20	3	(550)
ZINC FUTURE (LME) EXP MAY 20	3	14,488
ZINC FUTURE (LME) EXP NOV 20	5	286
ZINC FUTURE (LME) EXP SEP 20	1	10,263
Total Derivatives		$ 20,090,655
Total Acquired and Disposed of Within the Year		$2,912,574,894

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

December 31, 2020

Identity of issue, borrower, lessor or similar party	Purchase price	Number of transactions (purchases)	Selling price	Number of transactions (sales)	Cost	Current value of asset on transaction date	Net gain or (loss)
Series of Transactions
VANGUARD FED MONEY MARKET	$253,933,235	153	$–	–	$–	$253,933,235	$–
VANGUARD FED MONEY MARKET	–	–	203,150,387	112	203,150,387	203,150,387	–
DREYFUS INS RSRV PR MONEY 6546	1,179,125,277	1,822	–	–	–	1,179,125,277	–
DREYFUS INS RSRV PR MONEY 6546	–	–	1,168,331,795	1,771	1,168,331,795	1,168,331,795	–
Single Transactions
No reportable transactions

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOLDMAN SACHS 401(k) PLAN

Members of the Administrative Committee

By:	/s/	Lauren Perna
Name:		Lauren Perna

By:	/s/	Michael Perloff
Name:		Michael Perloff

Date: June 16, 2021

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm